UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-24248



GENASYS INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**87-0361799**
(State or other jurisdiction of Incorporation or organization)	**(I.R.S. Employer Identification No.)**
16262 West Bernardo Drive, San Diego, California	**92127**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (858) 676-1112

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.00001 par value per share	GNSS	NASDAQ Capital Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by a check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark, whether the registrant has filed a report on and attestations to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting common stock held by nonaffiliates of the registrant as of March 29, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was $88.8 million based upon the closing price of the shares on the NASDAQ Capital Market on that date. This calculation does not reflect a determination that such persons are affiliates for any other purpose.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

44,928,967 shares of common stock, par value $0.00001 per share, as of December 4, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders, to be filed subsequent to the date of this report, are incorporated by reference into Part III of this report. The definitive proxy statement will be filed with the Commission not later than 120 days after the conclusion of the registrant's fiscal year ended September 30, 2024.

TABLE OF CONTENTS

Page

PART I

ITEM 1.   Business 1
ITEM 1A. Risk Factors 14
ITEM 1B. Unresolved Staff Comments... 26
ITEM 1C. Cybersecurity.. 26
ITEM 2.   Properties 26
ITEM 3.   Legal Proceedings.. 27
ITEM 4.   Mine Safety Disclosures.. 27

PART II

ITEM 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 28
ITEM 6.   Reserved 28
ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations 29
ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk 41
ITEM 8.   Financial Statements and Supplementary Data 41
ITEM 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 41
ITEM 9A. Controls and Procedures.. 42
ITEM 9B. Other Information 42
ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 42

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance 43
ITEM 11. Executive Compensation 43
ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 43
ITEM 13. Certain Relationships and Related Transactions, and Director Independence 43
ITEM 14. Principal Accountant Fees and Services... 43

PART IV

ITEM 15. Exhibits and Financial Statement Schedules 44
          Consolidated Financial Statements... F-i
          Signatures ....

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements relating to future events or the future performance of our company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements but are not the only means of identifying forward-looking statements. Such statements are predictions; actual events or results may differ materially. In evaluating such statements, you should specifically consider various factors identified in this report, including the matters set forth below in "Item 1A. Risk Factors" of this Annual Report on Form 10-K, which could cause actual results to differ materially from those indicated by such forward-looking statements.

For purposes of this Annual Report, the terms "we," "us," "our" "Genasys" and the "Company" refer to Genasys Inc. and its consolidated subsidiaries.

Item 1. Business.

Overview

We are a global provider of Protective Communications™ solutions, including our Genasys Protect™ software platform and Long Range Acoustic Device® ("LRAD®") products. Our unified software platform receives information from a wide variety of sensors and Internet-of-Things ("IoT") inputs to collect real-time information on developing and active emergency situations. Genasys uses this information to create and disseminate alerts, warnings, notifications, and instructions through multiple channels before, during, and after public safety and enterprise threats, critical events, and other crisis situations.

Genasys Protect is a comprehensive portfolio of Protective Communications software and hardware systems serving federal governments and agencies; state and local governmental agencies, and education ("SLED"); and enterprise organizations in sectors including but not limited to oil and gas, utilities, manufacturing, automotive, and healthcare. Genasys Protect solutions have a diverse range of applications, including emergency warning and mass notification for public safety; critical event management for enterprise companies; de-escalation for defense and law enforcement; critical infrastructure protection; zone-based planning for accelerated, precise emergency response; secure and compliant cross-agency collaboration; and automated detection of real-time threats such as active shooters and severe weather.

LRAD products broadcast audible voice messages with exceptional vocal clarity from close range out to 5,500 meters. We have a history of successfully delivering innovative products, systems, and solutions for mission critical situations, pioneering the acoustic hailing device ("AHD") market with the introduction of our first LRAD AHD in 2002 and creating the first multi-directional, voice-based public safety mass notification systems in 2012. Building on our proven, best in class, and reliable solutions, we offer the first and only unified, end-to-end Protective Communications platform.

Background

Genasys entered the Protective Communications market following the October 2000 attack on the USS Cole, which led to the development of LRAD AHD products capable of communicating to and determining the intent of potential threats from a safe distance. Genasys LRAD products broadcast audible alert tones and exceptionally intelligible voice messages in a focused 30° beam over long distances to specific targets. LRADs were quickly embraced by the U.S. Navy and then other domestic military branches, federal agencies, and police departments, and then throughout the world. By using long-range communication to better manage the escalation of force, LRAD products provide a non-kinetic, non-lethal solution for resolving potentially dangerous or hostile situations.

With a device capable of broadcasting audible alerts and notifications with exceptional vocal clarity over long distances, Genasys engineers enhanced the Company's Protective Communications technology to innovate a new generation of mass notification speaker systems. Most legacy outdoor mass notification systems are sirens, but have limited, if any, voice broadcast capability. Genasys' advanced mass notification systems feature the industry's highest Speech Transmission Index ("STI"), large directional and omni-directional broadcast coverage areas, and an array of options that are designed to enable the systems to continue operating when power and telecommunications infrastructure goes down.

Company engineers subsequently developed command-and-control software to enhance Genasys mass notification speakers with new technology options and remote functionality. In addition to remotely activating and controlling Genasys' advanced speaker systems, which also feature satellite connectivity, battery backup, and solar power options, Genasys' command-and-control software facilitates the dissemination of alerts, warnings, notifications, information and instructions through multiple channels, including location-based Short Message Service ("SMS"), Cell Broadcast Center ("CBC") mobile push, text, email, social media, TV, radio, and digital displays.

These systems are used by government emergency services, schools, universities, and businesses to send emergency information and instructions to people at risk before, during, and after public safety and enterprise threats.

Today, the fastest, most direct way to share vital information is often through cell phones and computers. In response to a world where communication methods are becoming increasingly digital and mobile, Genasys expanded its platform to include multiple software-as-a-service ("SaaS") solutions. These solutions include zone-based evacuation resources, integrated mass notification networks powered by Genasys command-and-control software, a mobile-ready, secure collaboration platform (via the acquisition of Evertel Technologies ("Evertel")), and the Company's National Emergency Warning System ("NEWS") solution that works with mobile carriers to send emergency communications to the public with no opt-in required. These SaaS solutions can disseminate critical alerts and information through text messages, emails, voice calls, push notifications, social media, speaker systems, and other delivery methods. In 2023, Genasys integrated and rebranded these solutions into what is now known as the Genasys Protect platform ("Genasys Protect").

Genasys hardware systems and software solutions are designed to provide operators with the ability to deliver critical information rapidly and effectively through multiple channels.

Principal Genasys Characteristics

- Scalable: Genasys hardware products and software systems have been deployed throughout the world and can be scaled to meet the needs of government and enterprise customers.

- Dynamic and Real-time: Emergencies are not static, and neither are effective emergency responses. Genasys emergency management products and systems are designed to constantly receive and analyze new information as a crisis unfolds, leveraging sensor data, dynamic maps, and first responder feedback to deliver notifications that reflect the most up-to-date information. Our evacuation software is built to track wildfires and other natural or man-made disasters and to model how a disaster is expected to move and develop in the critical minutes, hours or days that follow.

- Customized and Focused: Genasys can send specific alerts, pertinent information, and instructions to at-risk individuals or populations based on geographic location, group status, and other classifications.

- Multiplatform Redundancy: Alerts can be distributed using text messages, emails, voice calls, push notifications, social media, speaker systems, and other delivery channels, allowing critical communications to reach the greatest number of people possible.

- Reach and Clarity: Alerts and notifications transmitted through Genasys speaker systems have unprecedented reach and clarity. Genasys speakers attained an STI score of 0.95 out of 1.0, considered excellent by the International Electrotechnical Commission.

- Reliable and Resilient: Genasys hardware products are made with military-grade materials and undergo extensive laboratory testing seeking to ensure reliability and durability in most any environment, regardless of the conditions.

- Extensive Catalog: Genasys offers multiple acoustic device and mass notification speaker options of varying ranges, sizes, weights, and colors. Similarly, we offer a variety of software notification suites, each with unique capabilities. This extensive catalog enables us to provide customized solutions designed to meet our clients' specific needs.

- Global Presence: Genasys has physical offices in North America, Europe, and the Middle East. Sales and support teams at each office have cultural familiarity and a deep understanding of business practices in their region. We believe that our regional presence enables Genasys sales and support teams to develop close relationships with customers to best meet their needs while conducting business professionally and efficiently.

- Proven Quality and Support: All Genasys products are rigorously tested to meet our exacting standards. This commitment to providing the highest quality products earned Genasys ISO 9001 and 27001 certifications, universal indications of excellence and consistency. All Genasys products come with a one-year warranty and our customer service team is available 24/7 for personalized technical support.

- Pioneering Philosophy: Genasys created the AHD market with the invention of the LRAD in 2002. LRAD products have since become the de facto standard of the AHD industry. Genasys continues to develop life safety communication solutions by innovating and enhancing the emergency warning and mass notification industry's only unified Protective Communications platform - Genasys Protect.

Looking Forward: Growth Company

- Acquisitions: In October 2023, we completed the acquisition of Evertel, a fully Criminal Justice Information Services ("CJIS") compliant, cross agency collaboration software solution designed specifically for emergency managers and first responders. In fiscal 2021, we completed acquisitions of Zonehaven, a software-based evacuation and repopulation management platform, and the assets of Amika Mobile, a physical security information management company. These acquisitions, along with the January 2018 addition of Genasys Spain, expanded Genasys' strong suite of software solutions. We intend to continue making strategic acquisitions, particularly in the SaaS industry.

- Team Expansion: Along with new businesses, we intend to continue to invest in new engineering, sales, marketing, production, and quality assurance talent to support Genasys' expected growth.

- Market Expansion: By acquiring Evertel, Zonehaven, and Amika Mobile, and adding new sales and marketing personnel with connections to previously untapped markets and locations, we expect our critical communications suite to experience significant sales growth.

- Geographical Expansion: In fiscal year 2024, Genasys continued to expand into new regions, including a substantial project to monitor and protect more than 30 dams across the Commonwealth of Puerto Rico, coverage across the states of Oregon and New Hampshire, and expansion with local governments across the central and eastern United States.

- Facilities: Genasys' research and development offices, located in North America and Europe, feature state-of-the art equipment and facilities that help fuel innovation. Notable features include hardware and software development laboratories, an acoustic testing chamber, and mechanical design and manufacturing facilities.

- Continued Software Development: Increased software development and new acquisitions have expanded Genasys' SaaS portfolio. In fiscal year 2025 and beyond, we are focused on expanding and proliferating our unified software and connected-speaker platform.

- Hardware Development: LRAD technological advancements are anticipated to drive product enhancements in fiscal year 2025.

Software Products

The Genasys Protect Platform

The Complete Protective Communications Platform

The Genasys Protect platform provides a full suite of Protective Communications tools for all hazards, designed to provide targeted emergency communication, data-driven decision making, secure inter-agency collaboration, and more. Genasys Protect help to enable preparedness, responsiveness, and collaboration to keep people, assets, and operations protected against the impacts of natural disasters, terrorism, violent civil unrest, and other dangerous situations, as well as power failures, facility shutdowns, and other non-emergency operational disruptions.

1. **Proven Technology:** Genasys solutions have been on the front lines for more than 40 years, providing targeted communications designed to ensure the right people get the right message - right away.

2. **Modular Suite:** Built on open standards, Genasys software and hardware systems are designed to easily integrate, whether using the full Genasys suite or complementing the notification platforms customers already have in place.

3. **Predictive Simulation:** Genasys Protect is designed to permit customers to test response plans preemptively with advanced simulation of evacuation-level events, including fires and floods, and their impact on infrastructure, including traffic patterns and perimeter establishment.

4. **Unified Viewpoint:** One common safety operating picture provides real-time visibility into our customers' people, assets, and environment by combining first-party data from asset / people-management platforms and IoT sensors with third-party data sources, including the Federal Emergency Management Agency ("FEMA"), National Oceanic and Atmospheric Administration ("NOAA"), Department of Homeland Security ("DHS"), and more.

5. **Unmatched Precision:** Customized zone mapping enables targeting of mass notifications at the street level, making it easier to sequence response areas from most to least critical.

6. **Multichannel:** Genasys Protect is designed to allow operators to saturate their notification area by simultaneously alerting people across location-based SMS, CBC mobile push, text, email, social media, TV, radio, digital displays and acoustic devices.

7. **Network Effect:** Implementation in neighboring municipalities and across public- and private-sector organizations within the same municipality extends coverage and enables greater precision when notifying people of threats.

Genasys ALERT

Genasys ALERT ("ALERT") is an interactive, cloud-based SaaS solution that is designed to enable SLED and enterprise customers to send critical information to at-risk individuals or groups when an emergency occurs. ALERT acts as both a communications input and output, receiving information from state-of-the-art sensors and emergency services, and quickly relaying notifications, alerts, and instructions to at-risk populations and first responders. ALERT communications to the public can be enhanced via Genasys ACOUSTICS - connected, voice broadcast speakers - while ALERT communications among first responders and emergency personnel can be augmented and accelerated with Genasys CONNECT (formerly Evertel). ALERT clients can create and send critical, verified, and secure notifications and messages that are geographically specific and targeted using location-based SMS, CBC mobile push, text, email, social media, TV, radio, digital displays and acoustic devices, panic buttons, desktop alerts, TV, social media, and more. Additionally, Genasys is a certified provider of Integrated Public Alert and Warning System ("IPAWS") notifications. IPAWS is the federal public notification platform for the United States, which ALERT customers can use to deliver critical communications in multiple languages to specific populations.

Similarly, enterprise customers are able to send critical communications to employees, contractors, visitors, or groups based on geographic location or team status. Enterprises often use ALERT to distribute targeted notifications to customers, including billing updates, downtime notices, and more. Operated and controlled via a single dashboard that includes two-way polling, duress buttons, field check-ins and recipient locations, ALERT integrates with various data sources, including sensors, panic buttons, emergency services, active directories, human resources, visitor management, and building control systems to find and deliver safety alerts and notifications to residents, employees, staff, contractors, temporary workers, and visitors.

ALERT sends targeted messages based on geographic location, permitting relevant information and instructions to be sent to the appropriate populations. Emergency managers can prepare for natural or man-made disasters by developing evacuation plans that map routes, shelters, traffic control locations, and road closures. This information is easily shared with the public and reduces the time it takes to execute emergency evacuations and conduct orderly repopulations. Auto-Discovery, an innovative feature of the platform, locates and connects with anyone on a wired or wireless network in a fixed area with no opt-in required. When discovered, ALERT anonymizes all recipient information and data. When an emergency occurs, these tools allow at-risk groups or individuals to be notified as quickly as possible without sacrificing their privacy.

In addition to disseminating alerts and notifications, ALERT uses two-way communication tools, including polls and check-ins to receive feedback for enterprise clients. With direct feedback, operators can survey the safety and status of at-risk individuals, learn of developments, update notifications and/or instructions in response to new information, and more.

ALERT Public Safety Case Study

ALERT coverage has expanded into cities and counties in 39 states, including the State of New Hampshire, San Diego County, and the City of Boston to help safeguard millions of residents during severe storms, tornadoes, wildfires, flood, debris flows, tsunamis, active shooter incidents, epidemics, civil unrest, and other disasters and life safety threats.

ALERT Enterprise Case Study

Two global auto manufacturers and Aramco, the world's largest oil and gas company, rely on ALERT to create, manage, and deliver geo-targeted, multichannel notifications to thousands of employees in North America and the Middle East, respectively.

ALERT integrates with active directories, Human Resources, visitor management, and building control systems to empower enterprise customers to protect workers, traveling employees, contractors, and visitors. By adding a powerful and intuitive orchestration and management layer on top of existing physical and digital infrastructure, ALERT extends the clarity, reach and range of Protective Communications.

Genasys EVAC

Genasys EVAC ("EVAC") - enables responding agencies to react swiftly, make collaborative decisions, and communicate event status in real time to other agencies, businesses, and the public. EVAC determines and communicates the proper scope of a response or evacuation by replacing guesswork with data-driven, zone-based intelligence. EVAC enhances safety levels for first responders, communities, and large campuses by providing:

- Intelligent zones to improve evacuation planning and communication. EVAC users can build, edit, and act upon geographical location data, including shelters, facilities, and traffic;

- Modeling behaviors to plan for effective responses and/or evacuation scenarios covering emergencies that include wildfires, floods, active shooters, hurricanes, and more;

- Actionable communication through the Genasys Protect mobile app to keep people informed before, during, and after a critical event;

- A common operating picture across agencies to reduce response times as much as 90%; and

- Targeted notifications and updates to community members through a public website and free mobile app.

EVAC Public Safety Case Study

EVAC continues to proliferate across the western United States, with the vast majority of California, including Los Angeles County, now covered by EVAC. In August 2024, the state of Oregon selected EVAC to provide zone-based planning and response to wildfires and all emergencies. EVAC continues to grow into the eastern United States, with covered areas expanding into Texas, South Carolina, and Tennessee.

In fiscal 2024 many counties, including Los Angeles, San Diego, Kern, Humboldt, Santa Cruz, and others used EVAC for multi-agency coordination and to manage and deliver evacuation alerts, warnings, and orders. EVAC was also used to communicate other critical information to the public, including road closures, power outages, storm warnings, and more.

Genasys CONNECT

Genasys CONNECT ("CONNECT") - formerly Evertel - is a leading cross-agency, CJIS compliant, collaboration platform that streamlines and secures team and one-on-one communications for first responders and public safety agencies. With real-time intelligence sharing that exceeds regulatory privacy requirements for public agencies, CONNECT's instant communication platform empowers first responders and public safety personnel to collaborate and share information in a single space with text, videos, images, and audio from any location. CONNECT provides a secure space where professionals can exchange information, make decisions, and collaborate with trust in data security. Record retention policies drive compliance that allows agencies and personnel to communicate in confidence.

Enabling public safety professionals to collaborate with other agencies throughout their region, state, and country, CONNECT provides real-time interoperability to address critical events and crisis situations more quickly through coordinated efforts. Compliant with all federal and state-level legal requirements for public safety communications, CONNECT data is protected and secured through high-level data encryption within a secure, U.S. based, government-only cloud environment.

Hardware Products

Genasys ACOUSTICS

ACOUSTICS unites Genasys' next generation of mass notification speaker systems with Genasys Protect command-and-control software. Most legacy mass notification systems are sirens with limited, if any, voice broadcast capability. ACOUSTICS systems feature the industry's highest STI, large directional and omni-directional broadcast coverage areas, and an array of options, including solar power, battery backup, and satellite connectivity that enable the systems to continue to operate when power and telecommunications infrastructure goes down.

ACOUSTICS gives operators the ability to send critical alerts and notifications from emergency operations centers, and authorized computers or smart phones. ACOUSTICS provides highly audible, clear voice messaging thousands of meters away, staying on and connected even during broad power outages and network failures. ACOUSTICS are networked, remotely operated devices optimized with advanced driver and waveguide technology so that voice broadcasts are clearly heard and understood above loud background noise and over long distances. Acoustics' reliability enables a constant stream of information, providing redundancy when key infrastructure fails during critical events.

ACOUSTICS Case Study

Faced with wildfires, flooding, debris flows, earthquakes, tsunamis, severe weather, and other public safety threats, the city of Laguna Beach, California, selected ACOUSTICS to deliver emergency alerts and notifications to its 23,000 residents and 6 million annual visitors. More than 20 ACOUSTICS installations are in place throughout the city with more installations planned. The installations can be activated individually, in groups, or simultaneously to provide area specific or citywide emergency warning coverage. The ACOUSTICS outdoor speaker installations are equipped with solar power, battery backup, and satellite connectivity in the event power and telecommunications infrastructure goes down.

Genasys LRAD

LRAD is the world's leading AHD, with the ability to project alert tones and audible voice messages with exceptional vocal clarity in a 30° beam from close range to 5,500 meters. LRADs are used throughout the world in multiple applications and circumstances to safely hail, warn, inform, direct, prevent misunderstandings, determine intent, establish large safety zones, resolve uncertain situations, and save lives. LRADs have been deployed in defense, law enforcement, fire rescue, critical infrastructure protection, maritime, border, and homeland security installations and applications where clear, intelligible voice communications are essential.

LRAD product models are available in varying audio outputs, communication coverage areas, sizes, functionalities, and mounting options. Several accessories and options (cameras, searchlights, mounts, and more) are also available to enhance LRAD capabilities.

All LRAD products are defined by their unparalleled audio output and clarity. LRADs use Genasys' proprietary XL driver technology, which generates higher audio output in a smaller, lighter form factor. The technology also enables voice messages and alert tones to cut through background noise and be clearly heard and understood. These competitive advantages, and constant innovation, have made LRAD the de facto standard of the global AHD industry.

LRAD Case Study

SWAT teams respond to potentially dangerous situations where communication is vital. Previously, SWAT teams used bullhorns and vehicle public address ("PA") systems to communicate with violent suspects. Because of the poor intelligibility and limited broadcast range of these systems, SWAT team members often had to closely engage with suspects, putting themselves, suspects, and bystanders in harm's way.

Many SWAT teams now use LRAD for serving high risk warrants, and during hostage and barricaded suspect negotiations, active shooter situations, and other SWAT operations. LRAD systems are portable and adaptable in most any situation to provide clear voice broadcasts over long distances. By effectively communicating from safe standoff distances, LRAD helps resolve uncertain situations, safeguards operators, and protects the public.

End Markets

Government

Genasys Protect provides state, local, and federal agencies with a feature-rich system that combines physical security integrations with multichannel emergency alerting. Automated integrations include fire system, access control, IPAWS, and mobile and desktop panic buttons. Output channels include 2-way SMS, email, pop-ups, callouts, PA speakers, and land mobile radio outputs.

ALERT can be used by state, local, or national agencies to deliver emergency alerts and life safety information to residents in certain areas, regionally, or countrywide. EVAC is used by state and local governments to produce data-driven zones for planning and targeted community notifications. CONNECT enables real-time, inter- and intra-agency collaboration across a secure, compliant platform. ACOUSTICS broadcasts highly audible and clear voice messaging thousands of meters away, staying on and connected even during broad power outages and network downtime.

Partnering with national governments and mobile telecom networks, Genasys NEWS delivers CBC alerts and geo-targeted SMS notifications that can be sent to anyone, anywhere, with no recipient opt-in, registration, or download required.

LRAD systems enhance the safety and security of government-owned critical infrastructure, including dams, power plants, water treatment plants, and government facilities. Unlike traditional monitoring and surveillance networks, LRAD systems provide a vital first response capability missing from observe-only integrated security installations. LRAD turns passive monitoring systems into first responders by broadcasting attention-commanding alerts, warnings, and critical notifications with industry-leading audibility and clarity.

Enterprise

Genasys provides businesses the ability to communicate with all stakeholders, enhance safety levels, and improve business continuity, boosting credibility with customers and within the industry. Enterprises use Genasys to keep stakeholders safe through quick, targeted communications that can reach individuals, groups, or everyone within facilities in the event of unexpected critical events. Facilities take advantage of integrated external sensors to automate alerts when dangerous readings are detected, greatly accelerating response times to potential points of failure. Businesses use Genasys Protect to tackle unexpected interruptions in operations for events ranging from large scale disasters to smaller infrastructure or machinery failures.

Employees can make use of integrated panic buttons to alert Genasys users and relevant teams, further improving safety for lone workers on the move. ALERT communications directed to customers keep them informed and can address even day-to-day communications such as delinquent billing. EVAC uses targeted zones to segment facilities and campuses to keep communications focused to those in need.

LRAD systems are being used for commercial security applications at large data centers, manufacturing plants, and other enterprise facilities.

Gas, Oil, Utilities

Genasys Protect integrates with a variety of industrial technologies, including gas leak sensors, 'man down' alarms, access control systems, and badge scanners for workforce safety and accountability. Genasys Protect delivers notifications to employees, contractors, visitors, and guests in corporate offices and at field sites. When integrated with human resources systems, Genasys Protect provides employee notifications, guest management systems for contractors and visitors, auto discovery alerts to anyone present on-site, and SMS opt-in for temporary enrollment to receive alerts and notifications.

Two-way enterprise-ready feedback built into ALERT helps ensure safety during an emergency. EVAC helps large facilities target communication by building, campus, or area. In addition to providing real-time safety alerts and notifications through multiple channels, Genasys Protect provides service outage, system maintenance, and other utility customer communications.

ACOUSTICS is being used for emergency warning, industrial safety notification, and facility public address. ACOUSTICS can be integrated with gas detection and other sensors to provide automated alerts that protect workers and minimize infrastructure damage. ACOUSTICS alert tones and voice messages cut though mechanical and ambient background noise to be clearly heard and understood, before, during, and in the aftermath of emergency events.

LRAD systems enhance perimeter security by providing a vital first response capability missing from observe-only integrated security installations. LRAD turns passive monitoring systems into first responders by broadcasting attention-commanding alerts, warnings, and commands to direct fishing boats away from offshore platforms and trespassers from critical infrastructure.

Campuses

Genasys Protect unifies emergency alerting software and highly intelligible indoor/outdoor speaker systems providing multiple channels to deliver notifications, instructions, and information to students, staff, faculty, and employees. Using ALERT command-and-control software, safety warnings can be delivered campus-wide across several channels, or to specific areas and student populations using select channels. EVAC helps break large campuses into zones to send targeted messages when emergencies arise. CONNECT enables campus security teams to communicate safely and securely and collaborate with public safety and law enforcement agencies.

LRADs are used by campus police and security to broadcast clear communications to students, visitors, and activists present on campus. As centers for activism and protests, campus police rely on LRAD for communication while de-escalating tense civil protests.

Towns, Cities, Counties

Genasys Protect's scalable ALERT notification software is used by communities of all sizes to issue emergency warnings, provide important instructions, and receive community feedback quickly and directly.

Genasys Protect serves communities by providing digital communications through SMS, email, social media, and other channels, and broadcasting audible messages through ACOUSTICS installations. During wildfires, flooding, tornadoes, hurricanes and other emergencies, power and telecom outages frequently disrupt legacy emergency warning systems. ACOUSTICS systems are made with rugged, military-grade materials that can withstand the elements, and feature solar power, satellite connectivity, and battery backup options that enable emergency services personnel to disseminate critical information even when power and telecommunications infrastructure goes down.

EVAC is used by communities and counties to create disaster response plans, track emergency events, and execute timely emergency evacuations and orderly repopulations. EVAC empowers emergency services to effectively collaborate across jurisdictions to respond quickly and efficiently to disasters. CONNECT is a fully CJIS compliant solution that enables collaboration in a secure platform across or within agencies. Genasys Protect emergency services include notifications, alerts, and instructions sent directly to community members through several channels, including SMS, email, Waze, and more. Genasys clients use the Genasys Protect citizen-facing website and mobile app to keep communities informed and updated.

Industrial Facilities

Genasys solutions provide facility managers the data and tools to initiate critical safety notifications. These notifications can be delivered throughout a facility or targeted to areas affected by industrial accidents, hazmat incidents, unauthorized entries, and other worker safety threats. ALERT can send multichannel communications, and ACOUSTICS and LRAD can broadcast messages across facilities, into distant buildings, and over loud machinery noise. EVAC can segment large industrial complexes into targeted zones for precise actions and communication.

Defense

LRADs broadcast audible warning tones and voice messages with exceptional clarity from close range to 5,500 meters, enabling operators on the ground, in vehicles, on ships, or in helicopters, to increase the decision time and distance to differentiate between security threats and non-combatants, resolve uncertain situations, respond safely, and limit the escalation of force.

First Response

Genasys Protect accelerates and optimizes emergency management and response to protect civilians and make first responders' duties safer. Genasys Protect's geographically tailored automated map zones enable public safety personnel to make and communicate quick decisions, and direct evacuations easily. A common operating picture accelerates information sharing among first responders and emergency managers during the initial attack phase of a disaster and beyond. This information includes traffic monitoring, road closures, disaster paths, event simulation and modeling, and more. CONNECT helps law enforcement and other agencies to collaborate securely and is fully compliant with federal and state data retention guidelines.

Police and fire departments are using LRAD systems in everyday duties and elevated risk operations to issue warnings, commands, and notifications that are clearly heard and understood above crowd, engine, and background noise. Rugged, reliable, and easy to operate, LRAD systems resolve uncertain situations, safeguard the public, and protect first responders.

Stadiums and Events

Genasys Protect keeps attendees, fans, participants, and staff safe through audible broadcasts, quick decision-making, team coordination, and cohesive emergency communications that can reach everyone at an event. With ALERT, event managers use voice calls, SMS messages, images, video, email, stadium Wi-Fi, IPAWS, and Wireless Emergency Alerts ("WEA"), to contact anyone in or near a stadium. ALERT helps contact individuals, without the need for opt-in, through Wi-Fi auto discovery, ACOUSTICS, and digital signage. Satellite connected, solar powered ACOUSTICS systems broadcast live or prerecorded voice messages over loud background noise and into buildings, even if power and telecommunications fail. EVAC can segment stadiums into zoned sections, target facilities and event buildings, and help communicate safely in emergencies.

Strategy

Our products, systems and solutions continue to gain worldwide awareness and recognition through increased marketing efforts, product demonstrations, and word of mouth because of positive responses and increased acceptance. We believe we have a solid global brand, technology, and product foundation, which we continue to expand to serve new markets and customers for greater business growth. We believe we have strong market opportunities for our product offerings throughout the world in the defense, public safety, emergency warning, mass notification, critical event management, enterprise safety, and law enforcement sectors as a result of increasing threats to government, commerce, law enforcement, homeland security, and critical infrastructure. Our products, systems, and solutions also have many applications within the fire rescue, maritime, asset protection, and wildlife control and preservation business segments.

Genasys has developed a global market and an increasing demand for LRAD communications systems. We have a reputation for producing quality products that feature industry-leading broadcast area coverage, vocal intelligibility, and product reliability. We plan to continue building on our AHD market leadership position by offering enhanced voice broadcast systems and accessories for an expanding range of applications. In executing our strategy, we use direct sales to governments, militaries, large end-users, system integrators, and prime vendors. We have built a worldwide distribution channel consisting of partners and resellers that have significant expertise and experience selling integrated communication solutions into our various target markets. As our primary AHD sales opportunities are with domestic and international governments, military branches, and law enforcement agencies, we are subject to each customer's unique budget cycle, which leads to long selling cycles and uneven revenue flow, complicating our product planning.

The proliferation of natural and man-made disasters, emergency events and civil unrest require technologically advanced, multichannel solutions to deliver clear and timely critical communications to help keep people safe during crisis situations. Businesses are also incorporating critical communication and emergency management systems that locate and help safeguard employees when crises occur.

By providing the only SaaS platform that unifies sensors and IoT inputs with geographically specific multichannel, multiagency alerting and notifications, Genasys seeks to deliver reliable, fast, and intuitive solutions for creating and disseminating warnings, information and instructions before, during, and after public safety and enterprise threats.

While the software and hardware mass notification markets are mature with many established manufacturers and suppliers, we believe that our advanced technology and unified platform provides opportunities to succeed in the large and growing public safety, emergency warning, and Protective Communications markets.

In fiscal 2025, we intend to continue pursuing domestic and international business opportunities with the support of business development consultants, key representatives, and resellers. We plan to grow our revenues through increased direct sales to governments and agencies that desire to integrate our communication technologies into their homeland security and public safety systems. This includes building on fiscal 2024 domestic defense sales by pursuing further U.S. military opportunities. We also plan to pursue both domestic and international emergency warning, enterprise and critical event management, government, law enforcement, fire rescue, homeland and international security, private and commercial security, border security, maritime security, and wildlife preservation and control business opportunities.

Our research and development strategy includes incorporating further innovations and capabilities into our Genasys Protect systems, solutions, and LRAD products, to meet the needs of our target markets.

Our Genasys Protect software solutions are more complex offerings. We are pursuing certain certifications, which are often required when bidding on government and mass notification opportunities. We intend to invest engineering resources to enhance our Genasys Protect software solutions to compete for larger emergency warning and critical communications business opportunities. We are also configuring alternative solutions to achieve lower price points to meet the needs of certain customers or applications. We also engage in ongoing value engineering to reduce the cost and simplify the manufacturing of our products.

We intend to continue operating with financial discipline to create value for our shareholders.

Manufacturing and Suppliers

Manufacturing

As an ISO 9001:2015 manufacturer, we believe maintaining quality manufacturing capacity is essential to the performance of our products and the growth of our business. Our technologies are different from mass-produced designs, and our manufacturing and assembly involves unique processes and materials. We contract with third-party suppliers to produce various components and sub-assemblies. In our facility, we complete the final assembly, test, and ship our products. We have refined our internal processes to improve how we design, test, and qualify products. We continue to implement rigorous manufacturing and quality processes to track production and field failures. We also perform third-party testing and certification of our products to ensure that they meet rigorous military and commercial specifications. We implement design and component changes periodically to reduce our product costs and improve product reliability and manufacturability.

Suppliers

We minimize inventories and maximize the efficiency of our supply chain by having a large number of components and sub-assemblies produced by outside suppliers mainly located within 50 miles of our facility. The Company relies on one supplier for compression drivers for its LRAD products and is working to obtain alternative suppliers to reduce such reliance. The Company's ability to manufacture its products could be adversely affected if it were to lose this sole source supplier and was unable to find an alternative supplier. We also purchase several key components and sub-assemblies from foreign suppliers. Consequently, we are subject to the impact that supply chain issues and economic conditions can have on such suppliers. The fluctuations of foreign currency exchange rates could also impact our lead times and product costs. We have developed strong relationships with a number of our key suppliers. If these suppliers experience supply chain issues, quality problems or part shortages, our production schedules could be significantly delayed, or our costs could significantly increase.

Sales and Marketing

We market and sell products and services through our salesforce based in Alabama, California, Colorado, Florida, Maryland, Nevada, New York, North Carolina, Oregon, Utah, Wisconsin, Spain, United Kingdom, and the U.A.E. Our corporate and administrative offices are located in San Diego, California.

We sell directly to governments, militaries, large end-users, and commercial companies. We use independent representatives on a commission basis to assist in our direct sales efforts. We also use a channel distribution model, in which we sell our products directly to independent resellers and system integrators around the world, who then sell (or integrate products with other systems and then sell) to end-user customers. We are focusing our internal business development resources on building relationships with governments and other large direct customers. In addition, we utilize part-time consultants with expertise in various government and defense sectors to advise us on procedures and budgetary policies in an effort to be successful in these areas.

We have a global reputation for providing high quality, innovative voice broadcast systems and mobile alert solutions that have made Genasys and LRAD internationally recognized product brands. We actively promote our brands and products through our website, social media, podcasts, trade shows, media journals and publications, and advertising. We intend to increase the use of our trademarks throughout our product distribution chain and believe growing brand awareness will assist in expanding our business. We believe our reputation for technological expertise, quality products, and strong service and support provide us competitive advantages.

Customer Concentration

For the fiscal year ended September 30, 2024, one customer accounted for 18% of revenues, with no other single customer accounting for more than 10% of revenues. For the fiscal year ended September 30, 2023, one customer accounted for 54% of revenues, with no other single customer accounting for more than 10% of revenues.

Our revenues to date have relied on a few major customers. The loss of any customer could have a materially adverse effect on our financial condition, results of operations, and cash flow. We have made progress diversifying our revenues and expect to continue to do so in future periods.

Partnerships

We partner with leading businesses to market our solutions, integrate our software for feature enhancement, and to provide additional channels to drive sales. Our partnerships include Esri, Intterra, First Due, Watch Duty, Tablet Command, Ladris AI, Waze, the NOAA, and more.

Backlog

Our order backlog for products that are deliverable in the next 12 months was approximately $40.3 million as of September 30, 2024 largely related to one customer, compared with $7.0 million as of September 30, 2023. The amount of backlog at any point in time is dependent upon scheduled delivery dates to our customers and product lead times. Our backlog orders are supported by firm purchase orders.

Warranties

We generally warrant our products to be free from material and workmanship defects for a period up to one year from the date of purchase. The warranty is generally a limited warranty, and in some instances imposes certain shipping costs on the customer. We generally provide direct warranty service, but at times we may establish warranty service through third parties.

We also provide repair and maintenance agreements and extended warranty contracts at market rates, with terms ranging from one year to several years, as an additional source of revenue and to provide increased customer satisfaction.

Competition

Our technologies and products compete with those of other companies. Our LRAD AHDs and ACOUSTICS systems are part of the commercial and government audio industry and mass notification markets that are fragmented and include numerous manufacturers with products that vary widely in price, quality, and distribution channels. Present and potential competitors have, or may have, substantially greater resources to devote to product development. We believe we compete primarily on the originality of our products, the uniqueness of our technology and designs, and our responsiveness to customers and the ability to meet their needs. We believe the quality, reliability, and superior performance of our products, which have been developed by incorporating feedback from our customers and our desire to provide the highest quality products, also provide us with competitive advantages.

Our LRAD products includes the leading long-range voice broadcast systems for military and other applications. Our AHD competitors include Ultra Electronics/USSI, IML Sound Commander, and others. We do not believe these competitors have achieved significant global market penetration in the AHD market to date. We believe our LRAD products have demonstrated acceptance, performed extremely well in harsh environments, and can continue to compete on the basis of technical features, performance, ease of use, quality, and cost. As we continue to grow this market, future competitors may enter, which could impact our competitiveness.

Our advanced ACOUSTICS mass notification systems compete against several domestic and international companies, including Federal Signal, Whelen Engineering Company, Hoermann, and others. We believe our industry-leading voice intelligibility and area coverage, as well as our satellite connectivity and solar power options, provide key advantages that distinguish us from our competitors. When integrated with our Genasys Protect command-and-control software to provide multiple remote activation and control options, we believe our mass notification speakers are among the most technologically advanced and easiest to operate in the world.

In the more mature and established critical communications and event management software markets, we compete against several competitors, including Everbridge, OnSolve, Rave Alert, and others. We believe our ability to unify sensors and IoT inputs with the multichannel, multiagency dissemination of geolocation-targeted alerts, notifications and instructions before, during, and after public safety and enterprise threats, critical events, and other crisis situations, gives us significant competitive advantages against these established organizations. Our reliable, fast, and intuitive solution for sending warnings and information via location-based SMS, CBC, mobile push, text, email, social media, TV, radio, digital displays, sirens and speaker arrays, and our platform's compatibility with major emergency warning protocols, including IPAWS, WEA, and others, provide additional competitive advantages. We believe the domestic and international markets for public safety, emergency warning, and critical communications are substantial and growing.

Seasonality

Because our sales are primarily to domestic and international government departments or agencies, our selling cycles tend to be long and difficult to forecast. We have not experienced any significant seasonality trends to date, but we may experience increased seasonality in the future.

Government Regulation

We are subject to a variety of government laws and regulations that apply to companies engaged in international operations, including, among others, the Foreign Corrupt Practices Act, U.S. Department of Commerce export controls, local government regulations, and procurement policies and practices (including regulations relating to import-export control, investments, exchange controls, and repatriation of earnings). We maintain controls and procedures to comply with laws and regulations associated with our international operations. If we are unable to remain compliant with such laws and regulations, our business may be adversely affected.

Our products are produced to comply with standard product safety requirements for sale in the U.S. and similar requirements for sale in Europe and Canada. We expect to meet the electrical and other regulatory requirements for electronic systems or components we sell throughout the world.

Financial Information about Segments and Geographic Areas

Financial information regarding our segments and the geographic areas in which we operate is contained in Note 19, Segment Information, and Note 20, Major Customers, Suppliers and Related Information in our consolidated financial statements included in this report.

Intellectual Property Rights and Proprietary Information

We operate in an industry where innovation, investment in new ideas, and protection of resulting intellectual property rights are important drivers of success. We rely on a variety of intellectual property protections for our products and technologies, including patent, trademark and trade secret laws, and contractual obligations. We pursue a policy of vigorously enforcing our intellectual property rights.

In addition to such factors as innovation, technological expertise, and experienced personnel, we believe strong product offerings that are continually upgraded and enhanced will keep us competitive, and we seek patent protection on important technological improvements that we make. We have an ongoing policy of filing patent applications to seek protection for novel features of our products and technologies. Prior to the filing and granting of patents, our policy is to disclose key features to patent counsel and maintain these features as trade secrets prior to product introduction. Patent applications may not result in issued patents covering all important claims and could be denied in their entirety. In addition to issued patents and patent filings, we also file for trade name and trademark protection when appropriate. We are the owner of several registered trademarks, many of which have earned worldwide brand recognition.

Our policy is to enter into nondisclosure agreements with each employee and consultant or third party to whom any of our proprietary information is disclosed. These agreements prohibit the disclosure of confidential information to others, both during and subsequent to employment, or the duration of the working relationship. These agreements may not prevent disclosure of confidential information or provide adequate remedies for any breach.

Research and Development

The software and sound reproduction markets are subject to rapid changes in technology and design with frequent improvements and new product introductions, as well as customized solutions for specific customer applications. We believe our future success will depend on our ability to enhance and improve existing technologies and to introduce new technologies and products on a competitive basis that meet the needs of our customers. Accordingly, we are continuing to invest in significant research and new product development activities.

For the fiscal years ended September 30, 2024 and 2023, we spent approximately $9.6 million and $8.1 million, respectively, on company-sponsored research and development. Future levels of research and development expenditure will vary depending on the timing of further new product development and the availability of funds to carry out additional research and development on currently owned technologies or in other areas.

Executive Officers and Board of Directors

The current executive officers and members of the Board of Directors of Genasys Inc. and their ages and business experience are set forth below.

Richard S. Danforth, age 65, was appointed Chief Executive Officer in August 2016. Mr. Danforth formed the strategic business consulting firm, RsD Aero, Ltd., in 2014, which provided consulting services for the Defense, Aerospace, Space and Transportation sectors, with an emphasis on M&A and Transatlantic trade. He served at DRS Technologies as Group President of DRS Integrated Defense Systems & Service (2013 – 2014); Chief Executive Officer, President and Board Member of DRS Defense Solutions (2008 – 2012); President, Command Control & Communication (2005 – 2008); President, Navy Electronics & Intelligence Systems (2004 – 2005); and Executive Vice President, Electronics Systems Group (2002 – 2004). He began his career at Raytheon in 1982 and held various manufacturing, quality assurance and program manager positions until 1996. Mr. Danforth was then appointed Vice President of Operations for Raytheon Aircraft Company (1996 – 2000). In 2000, he was named Senior Vice President of Raytheon Aircraft Company's Commercial Aircraft Business division, where he led a staff of 370 sales, marketing and customer service personnel. Mr. Danforth holds a Bachelor of Science in Industrial Technology from the University of Massachusetts Lowell and a Masters in Engineering Management from Western New England College.

Dennis D. Klahn, age 66, was appointed Chief Financial Officer in September 2017. Mr. Klahn has more than 30 years of accounting, finance and operations experience, which includes serving as Controller or CFO at publicly traded companies. He was most recently a Group Controller at Teledyne RD Instruments, a subsidiary of Teledyne Technologies Incorporated, between 2011 and August 2017. Prior to that role, he served as Controller or CFO at several companies including, ISE Corporation, Overland Storage, Inc., Anacomp, Inc., and International Lottery & Totalizator Systems, Inc. Mr. Klahn is a certified public accountant in Illinois and began his career as a Staff Accountant at Coopers & Lybrand after receiving his B.A. in Accounting from St. Ambrose University.

Richard H. Osgood III, age 70, has been a member of the Board since July 2013 and was appointed Chairman of our Board in November 2021. Mr. Osgood retired in 2012 after serving as Head of Equity Capital Markets for Wedbush Securities since January 2009. Mr. Osgood joined Wedbush Securities when it acquired Pacific Growth Equities, which Mr. Osgood founded in 1991. Mr. Osgood served in various capacities with Pacific Growth Equities prior to its acquisition, including President, Chief Executive Officer, Chief Operating Officer, Chairman and Executive Chairman. Prior to founding Pacific Growth Equities, Mr. Osgood was the Head of Capital Markets, Sales and Trading at Volpe, Welty and Company, a company he also co-founded in 1986. Previously, Mr. Osgood held senior positions in institutional sales at Montgomery Securities, Rotan Mosely and Smith Barney. Mr. Osgood holds a B.S. in Psychology from the University of the South. Mr. Osgood's capital markets and securities industry expertise, as well as his management and strategic experience qualify him to serve on our Board.

Susan Lee Schmeiser, age 48, has been a member of the Board since September 2021. Ms. Lee has over 20 years of experience in digital marketing software, media, data analytics, and strategic partnerships. Prior to May 2023, Ms. Lee served as Group President of Digital Marketing & Technology Solutions at Vericast, a MacAndrews & Forbes company, since November 2020. Prior to her current position, from April 2020 to November 2020, Ms. Lee served as Chief Product Officer and Senior Executive Vice President at Vericast. From 2017 to 2020, Ms. Lee was Senior Vice President of Business Development and Strategy at Valassis, a leader in marketing technology and consumer engagement. From 2011 to 2017, Ms. Lee served as the Vice President of Corporate Development and Strategy of MaxPoint Interactive, Inc., which was acquired by Valassis after going public in 2017. Ms. Lee served as Vice President, Ad Sales Strategy at Univision from 2007 to 2011. She also held the role of Vice President at MTV Networks from 2004 to 2007. She began her career as a Financial Analyst in the Financial Sponsors Group of Morgan Stanley's Investment Banking Division. Ms. Lee earned a B.A. in Economics from New York University and an M.B.A. in General Management from Harvard Business School. Ms. Lee's leadership experience, and expertise in corporate development and strategy qualify her to serve on our Board.

William H. Dodd, age 68, has been a member of the Board since May 2024. Mr. Dodd served in the California State Senate from December 2016 to December 2024. He finished his second term as Chair of the Government Organization Committee, a member of the Transportation Committee, Energy Utilities and Communications Committee, the Business Professions Committee, and the Insurance Committee. From November 2014 to November 2016, Mr. Dodd served in the California State Assembly. Mr. Dodd began public service in March 2000, serving on the Napa County Board of Supervisors until December 2014. Prior to his time in elected office, Mr. Dodd owned and operated a full-service water company and served as president of the water quality industry's state and national trade associations. Mr. Dodd earned a B.S. in Business Administration from California State University, Chico. Mr. Dodd's extensive government service and experience, and industry and business management background, qualify him to serve on our Board.

W. Craig Fugate, age 65, has been a member of the Board since May 2024. Prior to starting Craig Fugate Consulting in March 2017 to pursue building a more resilient nation and train the next generation of emergency managers, Mr. Fugate served as Administrator of the Federal Emergency Management Agency (FEMA) from May 2009 to January 2017. Mr. Fugate led FEMA and oversaw the federal government's response to major disasters, including the Joplin and Moore tornadoes, Hurricane Sandy, Hurricane Matthew, and Louisiana flooding. From October 2001 to May 2009, Mr. Fugate served as Director of the Florida Division of Emergency Management, leading the state of Florida's emergency response to 11 declared disasters. Mr. Fugate began his emergency management career as a volunteer firefighter, paramedic, and a lieutenant with the Alachua County Fire Rescue before serving as Emergency Manager for Alachua County in Gainesville, Florida from 1987 to 1997. Mr. Fugate's local, state, and national leadership and substantial emergency management experience qualify him to serve on our Board.

Mark Culhane, age 64, has been a member of the Board since July 2024. Mr. Culhane has been the Managing Partner of Culhane Advisory since 2016. From April 2017 to April 2022, Mr. Culhane served on the Board of Directors and was Audit Committee Chair of UserZoom. From November 2017 to June 2021, Mr. Culhane was Executive Vice President and Chief Financial Officer at Teradata Corporation. Mr. Culhane also served as Chief Financial Officer at Lithium Technologies from December 2012 to August 2016; Executive Vice President and Chief Financial Officer at DemandTec from August 2001 to May 2012; Chief Financial Officer at iManage from 1998 to 2001; Chief Financial Officer at SciClone Pharmaceuticals from 1992 to 1998; and from 1982 to 1992 held various positions with Pricewaterhouse Coopers. Mr. Culhane holds a B.S. in Business Administration from the University of South Dakota. Mr. Culhane's extensive accounting and financial reporting expertise and business leadership experience qualify him to serve on our Board.

Human Capital

As of September 30, 2024, we employed a total of 202 full-time employees, of which 113 were located in the United States and 89 were located internationally. Our full-time employees include: 100 in engineering, 25 in production, quality assurance and materials control, 22 in general and administrative and 55 in sales and marketing. We contract technical and production personnel from time to time on an as needed basis and use outside consultants for various services. We have not experienced any work stoppages and are not a party to a collective bargaining agreement.

We are dedicated to preserving operational excellence and remaining an employer of choice. We provide and maintain a work environment designed to attract, develop, and retain top talent through offering our employees an engaging work experience that contributes to their career development. We recognize that our success is based on the collective talents and dedication of those we employ, and we are highly invested in their success.

Available Information

Our shares of common stock trade on the NASDAQ Capital Market under the symbol "GNSS". Our address is 16262 West Bernardo Drive, San Diego, California, 92127, our telephone number is 858-676-1112, and our website is located at www.genasys.com. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, reports filed by our directors, executive officers and certain significant shareholders pursuant to Section 16 of the Securities Exchange Act, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as soon as reasonably practical after the reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The information on our website is not incorporated by reference into this report nor is it part of this report.

Item 1A. Risk Factors

An investment in our company involves a high degree of risk. In addition to the other information included in this report, you should carefully consider the following risk factors in evaluating an investment in our company. You should consider these matters in conjunction with the other information included or incorporated by reference in this report. Our results of operations or financial condition could be seriously harmed, and the trading price of our common stock may decline due to any of these or other risks.

Risks Related to Our Business and Industry

We have historically had a high concentration of revenues from a limited number of customers. We expect to continue to be dependent on a limited number of customers.

In fiscal year 2024, one customer accounted for 18% of revenues and no other customers accounted for more than 10% of revenues. Historically, our revenues have been dependent upon a limited number of customers, and we expect that we will continue to have some significant customers in future years. We do not have long-term purchase commitments with these or other significant customers, and our customers have the right to cease doing business with us at any time. Military contracts that we have been awarded have terms of indefinite delivery/indefinite quantity during the term of the contract, so there are no guaranteed purchases under these contracts. No assurance can be given that these or other customers will continue to do business with us or that they will maintain their historical levels of business. If our relationship with any material customer were to cease, then our revenues would decline and negatively impact our results of operations. Any such decline could result in us increasing our accumulated deficit and a need to raise additional capital to fund our operations. If our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

We may need additional capital for growth.

We may need additional capital to support our growth. While we expect to generate these funds from operations, we may not be able to do so. Principal factors that could affect the availability of our internally generated funds include:

- failure of sales to government, military, and commercial markets to meet planned projections;

- government spending levels impacting sales of our products;

- political uncertainty;

- foreign currency fluctuations;

- working capital requirements to support business growth;

- our ability to control spending;

- our ability to integrate future acquisitions;

- management of new business opportunities;

- introduction of new competing technologies;

- product mix and effect on margins; and

- acceptance of our existing and future products in existing and new markets.

Should we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions and any such financing may require advance approval of our stockholders under the rules of the NASDAQ Stock Market. Our ability to obtain financing may be further constrained by prevailing economic conditions. We may be required to reduce costs, including the scaling back of research and development into new products, which could have a negative impact on our ability to compete and to innovate. If we raise additional funds by selling additional shares of our capital stock or securities convertible into or exercisable for common stock (assuming we are able to obtain additional financing), the ownership interest of our stockholders will be diluted, which could have a material negative impact on the market value of our common stock.

General economic and political conditions may adversely affect our business, operating results and financial condition.

Our operations and performance depend significantly on worldwide economic and political conditions and their impact on levels of capital investment and government spending. Global economic and political uncertainties and foreign currency rate fluctuations could adversely influence demand for our products leading to reduced levels of investments, reductions in government spending and budgets and changes in spending priorities and behavior.

Risks related to global economic instability, including global supply chain issues, inflation, labor costs, and fuel and energy costs, may affect the Company's business.

The volatile global economic environment has created market uncertainty. A slowdown in the financial markets or other economic conditions, including but not limited to global supply chain issues, inflation, fuel and energy costs, freight costs, lack of available credit, interest rates, and tax rates, may adversely affect the Company's growth and profitability. Fluctuation of prices and availability of commodities and materials used in the manufacture of our products may affect the cost of operations. In addition, increasing wage inflation and challenges hiring qualified personnel may impact our ability to meet customer demand. While we expect the impacts of market uncertainty and inflation could have an effect on our business, financial condition and results of operations, we are unable to predict the extent or nature of these impacts at this time.

Actual or perceived failures or breaches of our information and security systems, or those of our customers, suppliers or business partners, could expose us to losses.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks (collectively, "IT Systems") for both internal and external operations that are critical to our business. We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services.

We have experienced cybersecurity incidents in the past, though none have materially impacted our Company, including our operations or financial condition. There can be no guarantee that future cyberattacks or incidents will not materially impact our Company generally or our IT Systems or data or that of critical service providers specifically. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and data. Those risks include data security incidents, cybersecurity events, data breaches, ransomware attacks or other compromises of the IT Systems that we or our vendors use to provide services or process data on our behalf, which may lead to compromised network security and misappropriation or compromise of our information, our customer's information or that of third parties, to system disruptions or to shutdowns. Cyberattack actors include criminal hackers, hacktivists, state-sponsored intrusions, and may involve industrial espionage, employee malfeasance and human or technological error. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers and other third parties to disclose information or unwittingly provide access to systems or data. The risk of such attacks includes attempted breaches not only of our own products, services and systems, but also those of customers, contractors, business partners, vendors and other third parties.

Our products, services and systems may be used in critical company, customer, government or other third-party operations, or involve the storage, processing and transmission of sensitive data, including valuable intellectual property, classified information, other proprietary or confidential data, regulated data and personal information of employees, customers and others. In our command-and-control software systems, we process, store and transmit data provided by our customers, which is vital to our customer's businesses and operations and may include sensitive and personal data. We also manage, store, transmit and otherwise process various sensitive personal or confidential data related to our company and our employees in the regular course of business. Successful breaches, employee malfeasance or human or technological error could result in, for example, unauthorized access to, disclosure, modification, misuse, loss or destruction of company, customer, government or other third party data or systems; theft of sensitive, regulated, classified or confidential data including personal information and intellectual property; the loss of access to critical data or systems through distributed denial-of-service attacks, denial-of-service attacks, ransomware attacks, supply chain attacks, destructive attacks or other means; and business delays, service or system disruptions or denials of service. Further, hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could interfere with the operation of such systems. Given the nature of complex systems, software and services like ours, and the scanning tools that we deploy across our networks, infrastructure and products, we regularly identify and track security vulnerabilities. We are unable to comprehensively guarantee patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor. If attackers are able to exploit critical vulnerabilities before patches are installed or mitigating measures are implemented, significant compromises could impact our and our customers' systems and data.

The information technology systems we and our vendors use are vulnerable to outages, breakdowns or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures. For example, in July 2024, a software update by CrowdStrike Holdings, Inc. ("CrowdStrike"), a cybersecurity technology company, caused widespread crashes of Windows systems into which it was integrated. Although we have not experienced any material impacts as a result of the CrowdStrike software update, we could in the future experience similar third-party software-induced interruptions to our operations, which would adversely affect our business, results of operations and financial condition.

Cyberattacks are expected to accelerate on a global basis in both frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools (including AI) that circumvent controls, evade detection and even remove forensic evidence. Further, the use of AI by us, our customers, suppliers, and third-party service providers, among others, may also introduce unique vulnerabilities. As a result, there can be no assurance that the systems we have designed to protect against cyberattacks, or our cybersecurity risk management program and processes, will be fully implemented, complied with or sufficient to identify, detect or prevent material consequences arising from such attacks in the future. In addition, we have acquired and continue to acquire companies that may have cybersecurity vulnerabilities and/or unsophisticated security measures, which could expose us to significant cybersecurity, operational, and financial risks.

The costs to address product defects or any of the foregoing security problems and security vulnerabilities before or after a cyber incident could be significant. Remediation efforts may not be successful and could result in interruptions, delays or cessation of service and loss of existing or potential customers that may impede our sales, manufacturing, distribution or other critical functions. We could lose existing or potential customers for outsourcing services or other information technology solutions in connection with any actual or perceived security vulnerabilities in our products. In addition, breaches of our IT Systems or security measures and the unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers or other third parties could expose us, our customers or other third parties affected to a risk of loss or misuse of this information, result in regulatory enforcement, litigation and potential liability, damage our brand and reputation or otherwise harm our business. Further, we rely in certain limited capacities on third-party data management providers and other vendors whose own security vulnerabilities or problems may have similar detrimental effects on us.

Actual or perceived non-compliance with applicable data privacy and security laws, or that of our customers, suppliers or business partners, could expose us to losses.

We are subject to laws, rules and regulations in the United States and other countries relating to the collection, use, transmission, processing and security of user and other data. Our ability to execute transactions and to possess, process, transmit and use personal information and data in conducting our business, for example with respect to our marketing efforts, which include email marketing and telemarketing, subjects us to legislative and regulatory obligations that, among other things, may require us to expend time, financial and other resources to monitor and interpret ever-evolving and complex data privacy and security laws.

In particular, certain states have adopted new or modified privacy and security laws and regulations that may apply to our business, for example, the California Consumer Privacy Act ("CCPA") imposes obligations on businesses that process personal information of California residents. Among other things, the CCPA: requires disclosures to such residents about the data collection, use and disclosure practices of covered businesses; provides such individuals expanded rights to access, delete and correct their personal information and opt-out of certain transfers of personal information; and provides such individuals with a private right of action and statutory damages for data breaches. The enactment of the CCPA has prompted a wave of similar laws being passed in the United States, which creates the potential for a patchwork of overlapping but different state laws. For example, since the CCPA went into effect, other states, including Colorado, Connecticut, Delaware, Florida, Indiana, Iowa, Kentucky, Maryland, Minnesota, Montana, Nebraska, Nevada, New Hampshire, Oregon, Rhode Island, Tennessee, Texas, Utah and Virginia, have all enacted comprehensive data privacy legislation. We cannot predict the full impact of these laws on our business or operations. Many other states are currently reviewing or proposing the need for greater regulation of the collection, sharing, use and other processing of information related to individuals for marketing purposes or otherwise, and there remains increased interest at the federal level as well. Additionally, other jurisdictions outside of the United States have or have recently enacted privacy and cybersecurity laws, such as the EU and the European Union where the General Data Protection Regulation ("GDPR") took effect in 2018, creating the potential for a patchwork of overlapping but different laws.

We have incurred, and will continue to incur, significant expenses to comply with mandatory privacy and security standards and protocols under applicable laws, regulations, industry standards and contractual obligations. Despite such expenditures, we may face regulatory and other legal actions in the event of perceived or actual non-compliance with such applicable obligations. Many of these laws would also require us to notify regulators and customers, employees or other individuals of any data security breach as described above. The various data privacy enactments impose significant obligations and compliance with these requirements depends in part on how particular regulators apply and interpret them. Even though we believe we are generally in compliance with applicable laws, rules and regulations relating to privacy and data security, these laws are in some cases relatively new and the interpretation and application of these laws are uncertain. Any failure or perceived failure by us to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations and financial condition could be materially adversely affected.

We have current government contracts, and our future growth is dependent, in large part, on continued sales to U.S. and international governments and businesses that sell to governments.

In fiscal year 2024, direct and indirect sales to the U.S. government accounted for approximately 29% of our total net sales, compared with 59% of our total net sales in fiscal year 2023. Changes in defense spending could have an adverse effect on our current and future revenues. Sales of our products to U.S. government agencies and organizations are subject to the overall U.S. government budget and congressional appropriation decisions and processes which are driven by numerous factors, including geo-political events and macroeconomic conditions, and are beyond our control. Even awards granted may not result in orders due to spending constraints. Similar issues apply to sales to international governments. We have no assurance that military interest in communication devices to minimize unnecessary use of force will continue or will provide future growth opportunities for our business.

Disruption and fluctuations in financial and currency markets could have a negative effect on our business.

Financial markets in the U.S., Europe, and Asia have experienced extreme volatility and uncertainty in recent years. Governments have taken unprecedented actions intended to address these market conditions. It is difficult to assess the extent to which these conditions have impacted our business, and the effect this has had on certain of our customers and suppliers. These economic developments affect businesses like ours in a number of ways. Any tightening of credit in financial markets may adversely affect the ability of commercial customers to finance purchases and operations and could result in a decrease in orders and spending for our products as well as create supplier disruptions. Reductions in tax revenues, rating downgrades, and other economic developments could also reduce future government spending on our products. There can be no assurance that there will not be further volatility and uncertainty in financial markets, which can then lead to challenges in the operation of our business. We are unable to predict the likely effects that negative economic conditions will have on our business and financial condition.

We purchase a number of key components and sub-assemblies from foreign suppliers. Consequently, we are subject to the impact economic conditions can have on such suppliers and fluctuations in foreign currency exchange rates. Increases in our cost of purchasing these items could negatively impact our financial results if we are not able to pass these increased costs on to our customers.

Worldwide armed conflicts and the related implications may negatively impact our operations.

Current conflicts around the world, including Ukraine and Israel, and related sanctions could damage or disrupt international commerce and the global economy. It is not possible to predict the broader or longer-term consequences of these conflicts or the impact of sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates, and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability to sell, ship products, collect payments, and support customers in certain regions based on trade restrictions, embargoes and export control law restrictions, supply disruptions, and logistics restrictions, including closures of air space, and could increase the costs, risks, and adverse impacts from supply chain and logistics challenges. Given the evolving nature of these conflicts, the related sanctions, potential governmental actions and economic impact, such potential impacts remain uncertain. While we expect the impacts of these conflicts could have an effect on our business, financial condition, and results of operations, we are unable to predict the extent or nature of these impacts at this time.

Our future success depends upon our ability to execute our business strategy, to continue to innovate and improve our existing products as well as design, develop, and produce new products to provide protective communications solutions.

Our future success significantly depends on our ability to execute our business strategy, continue to innovate, improve our existing products, and design, develop, and produce innovative new products and solutions, including those that may incorporate, or are based upon, artificial intelligence technology. Product design, development, innovation, and enhancement is often a complex, time-consuming, and costly process involving significant investment in research and development with no assurance of return on investment. There can be no assurance that we will be able to develop and introduce new and improved products in a timely or efficient manner or that new and improved products, if developed, will achieve market acceptance. Our products generally must conform to various evolving and sometimes competing industry standards, which may adversely affect our ability to compete in certain markets or require us to incur significant costs. In addition, our customers generally impose very high quality and reliability standards on our products, which often change and may be difficult or costly to satisfy. Any inability to satisfy customer quality and reliability standards or comply with industry standards and technical requirements may adversely affect demand for our products and our results of operations.

We must expand our customer base to grow our business.

To grow our business, in addition to continuing to obtain additional orders from our existing customers, we must develop relationships with new customers and obtain and fulfill orders from new customers. We are competing against a number of large competitors in the mass notification market, and we need to establish our product offerings as competitive to win awards against these competitors, increase our customer base, and gain market share. We cannot guarantee that we will be able to increase our customer base.

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Further, even if we do obtain new customers, we cannot guarantee that those customers will purchase from us in sufficient quantities or at product prices that will enable us to recover our costs in acquiring those customers and fulfilling those orders. Whether we will be able to sell more of our products will depend on several factors, including:

- our ability to design and manufacture reliable products that have the features that are required by our customers;

- the global economy;

- our ability to expand relationships with existing customers and to develop relationships with new customers that will lead to additional orders for our products;

- our ability to develop and expand new markets for directed sound products, mobile mass messaging services, and integrated solutions; and

- our ability to develop international product distribution directly or through strategic partners.

We may not be able to successfully integrate acquisitions in the future, and we may not be able to realize anticipated cost savings, revenue enhancements, or other synergies from such acquisitions.

Since early 2018, we have completed several acquisitions, including Genasys Spain, Amika Mobile, Zonehaven and most recently Evertel. Our ability to successfully implement our business plan and achieve targeted financial results and other benefits including, among other things, greater market presence and development, and enhancements to our product portfolio and customer base, is dependent on our ability to successfully identify, consummate and integrate acquisitions. We may not realize the intended benefits of these acquisitions, or the acquisition of other businesses in the future as rapidly as, or to the extent, anticipated by our management. There can be no assurance that we will be able to successfully integrate these businesses, products or technologies without substantial expenses, delays or other operational or financial problems. Acquisitions involve a number of risks, some or all which could have a material adverse effect on our acquired businesses, products or technologies. Furthermore, there can be no assurance that these businesses, or any other acquired business, product, or technology will be profitable or achieve anticipated revenues and income. Our failure to manage our acquisition and integration strategy successfully could have a material adverse effect on our business, results of operations, and financial condition. The process of integrating an acquired business involves risks, including but not limited to:

- demands on management related to changes in the size and possible locations of our businesses and employees;

- diversion of management's attention from the management of daily operations;

- difficulties in the assimilation of different corporate cultures, employees and business practices;

- difficulties in conforming the acquired businesses' accounting policies to ours;

- retaining the loyalty and business of the employees or customers of acquired businesses;

- retaining employees that may be vital to the integration of acquired businesses or to the future prospects of the combined businesses;

- difficulties and unanticipated expenses related to the integration of departments and information technology systems, including accounting systems, technologies, books and records, procedures, and maintaining uniform standards, such as internal accounting controls, procedures, and policies;

- costs and expenses associated with any undisclosed or potential liabilities;

- the use of more cash or other financial resources on integration and implementation activities than we expect; and

- our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

Failure to successfully integrate acquired businesses may result in reduced levels of anticipated revenue, earnings, or operating efficiency than might have been achieved if we had not acquired such businesses.

In addition, acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities, and amortization expenses related to intangible assets, as well as the issuance of our common stock, which could have a material adverse effect on our financial condition, operating results, and cash flow.

Perceptions that long-range hailing devices are unsafe or may be used in an abusive manner may hurt sales of our products, which could cause our revenues to decline.

Potential customers for our products, including government, military, and emergency response agencies, may be influenced by claims or perceptions that long-range hailing devices are unsafe or may be used in an abusive manner. These claims or perceptions, which we believe are unsubstantiated, could reduce our product sales.

A significant portion of our revenue is derived from our core product category.

We are dependent on our core directional product category to generate our revenues. While we have expanded our product offering to include omnidirectional products and SaaS systems and solutions, no assurance can be given that our core directional products will continue to have market acceptance or that they will maintain their historical levels of sales. The loss or reduction of sales of this product category could have a material adverse effect on our business, results of operations, financial condition, and liquidity.

We may not successfully penetrate the mass notification market.

The mass notification market is substantial and projected to grow globally over the next five years. While there are several large companies already established in this market, we believe our unique SaaS systems and solutions, the clear, intelligible voice capability of our Genasys speaker products, and our unified software/hardware platform provide us with competitive advantages. Based on the increase in global public safety and enterprise threats, we continue to invest in marketing, selling, and software development resources to become successful in this growing market. However, we are competing against established competitors that have greater resources and have successfully penetrated the market.

Our margins could be impacted as we expand into the emergency response and mass notification market.

Our sales strategy for fiscal year 2025 and beyond is to increase our share of the growing emergency response and mass notification market with our Protective Communications solutions. A number of large companies currently have a substantial share of the market. While we believe we have a strong product platform that can successfully compete against these larger players, given the highly competitive environment, we expect to confront pricing pressures, which may negatively impact our overall margins.

We may incur significant and unpredictable warranty costs.

Our products are substantially different from proven, mass produced sound transducer designs and are often employed in harsh environments. We may incur substantial and unpredictable warranty costs from post-production product or component failures. We generally warrant our products to be free from defects in materials and workmanship for a period up to one year from the date of purchase. We also sell extended repair and maintenance contracts with terms ranging from one to several years, which provide repair and maintenance services after expiration of the original limited warranty. As of September 30, 2024, we had a warranty reserve of $76 thousand. While our warranty experience with our product line has been favorable, as we build more complexity into the product, and as we expand our supplier base, issues could arise that could affect future warranty costs, which could adversely affect our financial position, results of operations and business prospects.

System disruptions and security threats to our computer networks, including breach of our or our customers' confidential information, could have a material adverse effect on our business and our reputation.

Our computer systems as well as those of our service providers are vulnerable to interruption, malfunction or damage due to events beyond our control, including malicious human acts committed by foreign or domestic persons, natural disasters, and network and communications failures. We periodically perform vulnerability self-assessments and engage service providers to perform independent vulnerability assessments and penetration tests. However, despite network security measures, our servers and the servers at our service providers are potentially vulnerable to physical or electronic unauthorized access, computer hackers, computer viruses, malicious code, organized cyberattacks, and other security problems and system disruptions. Increasing socioeconomic and political instability in some countries has heightened these risks. Despite the precautions we and our service providers have taken, our systems may still be vulnerable to these threats. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations.

Additionally, the confidential information that we collect subjects us to additional risks and costs that could harm our business and our reputation. We collect, retain, and use personal information of our employees, including personally identifiable information, tax return information, financial data, bank account information, and other data. Although we employ various network and business security measures to limit access to and use of such personal information, we cannot guarantee that a third party will not circumvent such security measures, resulting in the breach, loss or theft of the personal information of our employees. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could restrict our use of personal information and require notification of data breaches. A violation of any laws or regulations relating to the collection, retention or use of personal information could also result in the imposition of fines or lawsuits against us.

Sustained or repeated system failures or security breaches that interrupt our ability to process information in a timely manner, or that result in a breach of proprietary or personal information, could have a material adverse effect on our operations and our reputation. Although we maintain insurance in respect of these types of events, available insurance proceeds may not be adequate to compensate us for damages sustained due to these events.

We could incur additional charges for excess and obsolete inventory.

While we strive to effectively manage our inventory, rapidly changing technology and uneven customer demand may result in short product cycles. The value of our inventory may be adversely affected by changes in technology that affect our ability to sell the products in our inventory. If we do not effectively forecast and manage our inventory, we may need to write off inventory as excess or obsolete, which in turn can adversely affect cost of sales and gross profit.

We have previously experienced, and may in the future experience, reductions in sales of older generation products as customers delay or defer purchases in anticipation of new product introductions. We have established reserves for slow moving or obsolete inventory of $0.8 million as of September 30, 2024. The reserves we have established for potential losses due to obsolete inventory may, however, prove to be inadequate and may give rise to additional charges for obsolete or excess inventory.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours obsolete or inferior.

Technological competition from larger, more established electronic and loudspeaker manufacturers and software providers is expected to increase. Most of the companies with which we expect to compete have substantially greater capital resources, research and development staffs, marketing and distribution programs, and facilities, and many of them have substantially greater experience in the production and marketing of products. In addition, one or more of our competitors may have developed, or may succeed in developing, technologies and products that are more effective than ours, rendering our technology and products obsolete or noncompetitive.

Adverse resolution of disputes, litigation, and claims may harm our business, operating results or financial condition.

We may become a party to litigation, disputes, and claims in the normal course of our business. Litigation is uncertain and unpredictable and there can be no assurance that the ultimate resolution of such claims will not exceed the amounts accrued for such claims, if any. Litigation can be expensive, lengthy, and disruptive to normal business operations. An unfavorable resolution of a legal matter could have a material adverse effect on our business, operating results or financial condition.

Our competitive position will be seriously damaged if we cannot protect intellectual property rights and trade secrets in our technology.

We rely on a combination of contracts, trademarks, and trade secret laws to establish and protect our proprietary rights in our technology. However, we may not be able to prevent misappropriation of our intellectual property, and our competitors may be able to independently develop competing technologies, or the agreements we enter into may not be enforceable. A competitor may independently develop or patent technologies that are substantially equivalent to, or superior to, our technology. If this happens, our competitive position could be significantly harmed.

We may face personal injury and other liability claims that harm our reputation and adversely affect our operating results and financial condition.

While our products have been engineered to reduce the risk of damage to human hearing or human health, we could be exposed to claims of hearing damage if the product is not properly operated. A person injured in connection with the use of our products may bring legal action against us to recover damages on the basis of theories, including personal injury, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. Our product liability insurance coverage may be insufficient to pay all such claims. Product liability insurance may also become too costly for us or may become unavailable to us in the future. We may not have sufficient resources to satisfy any product liability claims not covered by insurance, which would materially and adversely affect our operating results and financial condition. Significant litigation could also result in negative publicity and a diversion of management's attention and resources.

Our international operations could be harmed by factors including political instability, natural disasters, fluctuations in currency exchange rates, and changes in regulations that govern international transactions.

We sell our products worldwide. In fiscal years 2024 and 2023, revenues outside of the U.S. accounted for approximately 30% and 22% of net revenues, respectively. The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our customers and our suppliers. These risks include:

- changes in tariff regulations;
- political instability, war, terrorism, and other political risks;
- foreign currency exchange rate fluctuations;
- establishing and maintaining relationships with local distributors and dealers;

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- lengthy shipping times and accounts receivable payment cycles;

- import and export control and licensing requirements, particularly in connection with sales and licensing to foreign governments and other customers;

- compliance with a variety of U.S. laws, including the Foreign Corrupt Practices Act, by us or key subcontractors;

- compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

- greater difficulty in safeguarding our technology, proprietary data, and intellectual property in international jurisdictions than in the U.S.; and

- difficulty in staffing and managing geographically diverse operations.

These and other risks may preclude or curtail international sales or increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products. Failure to comply with U.S. and foreign governmental laws and regulations applicable to international business, such as the Foreign Corrupt Practices Act or U.S. export control regulations, could have an adverse impact on our business with the U.S. and foreign governments.

Current environmental laws, or laws enacted in the future, may harm our business.

Our operations are subject to environmental regulation in areas in which we conduct business. Our product design and procurement operations must comply with new and future requirements relating to the materials composition of our products, including restrictions on lead, cadmium, and other substances. We do not expect that the impact of these environmental laws and other similar legislation adopted in the U.S. and other countries will have a substantial unfavorable impact on our business. However, the costs and timing of costs under environmental laws are difficult to predict.

Errors or defects contained in our products, failure to comply with applicable safety standards or a product recall could result in delayed shipments or rejection of our products, damage to our reputation, and expose us to regulatory or other legal action.

Any defects or errors in the operation of our products may result in delays in their introduction. In addition, errors or defects may be uncovered after commercial shipments have begun, which could result in the rejection of our products by our customers, damage to our reputation, lost sales, diverted development resources, and increased customer service and support costs and warranty claims, any of which could harm our business. Third parties could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. We may also be unable to obtain adequate liability insurance in the future. Because we are a smaller company, a product recall would be particularly harmful to us because we have limited financial and administrative resources to effectively manage a product recall, and it would detract management's attention from implementing our core business strategies. A significant product defect or product recall could materially and adversely affect our brand image, causing a decline in our sales, and could reduce or deplete our financial resources.

Costs associated with our multi-year maintenance contract with a foreign military customer could be higher than expected.

We are obligated under a five-year repair and maintenance agreement with a foreign military. We have contracted with a third-party service provider to administer the required services under the terms of the maintenance agreement. The revenue from the maintenance agreement with our customer is fixed and paid annually upon completion of each year through May 2024. It is possible that the cost to repair and maintain the products and the cost to contract with our third-party service provider could exceed the revenue generated by the maintenance agreement.

We rely on outside manufacturers and suppliers to provide a large number of components and sub-assemblies incorporated in our products, and the ability of these manufacturers and suppliers to deliver components to our manufacturing facilities, and our ability to manufacture without disruption, could affect our results of operations.

Our products are made from a wide range of materials and have a large number of components and sub-assemblies (including semiconductors and other electronic components) produced by numerous outside suppliers around the world. Because not all of our supply arrangements provide for guaranteed supply and some key parts may be available only from a single supplier or a limited group of suppliers, we are subject to supply and pricing risk. Our operations and those of our suppliers are subject to disruption for a variety of reasons, including pandemic related supplier plant shutdowns or slowdowns, transportation delays, work stoppages, labor relations, labor shortages, price inflation, governmental regulatory and enforcement actions, intellectual property claims against suppliers, financial issues such as supplier bankruptcy, information technology failures, and hazards such as fire, earthquakes, flooding, or other natural disasters. For example, we expect to continue to be impacted by the following supply chain issues, due to economic, political and other factors largely beyond our control: increased input material costs and component shortages; supply chain disruptions and delays and cost inflation, all of which could continue or escalate in the future. The effects of climate change, including extreme weather events, long-term changes in temperature levels, water availability, increased cost for decarbonizing process heating, supply costs impacted by increasing energy costs, or energy costs impacted by carbon prices or offsets may exacerbate these risks. If these disruptions occur, or if we experience quality problems with suppliers, then our production schedules could be significantly delayed or costs significantly increased, which would have a material adverse effect on our business, liquidity, results of operations, and financial position.

Although we assemble our products internally, we have some sub-assemblies and components produced by third party manufacturers. We may be required to outsource manufacturing if sales of our products increase significantly. We may be unable to obtain acceptable manufacturing sources on a timely basis. In addition, from time to time we may change manufacturers and any new manufacturer engaged by us may not perform as expected. An extended interruption in the supply of our products could result in a substantial loss of sales. Furthermore, any actual or perceived degradation of product quality as a result of our reliance on third party manufacturers may have an adverse effect on sales or result in increased warranty costs, product returns, and buybacks. Failure to maintain quality manufacturing could reduce future revenues, adversely affecting our financial condition and results of operations.

Material supply disruptions and delays in deliveries, along with other factors such as price inflation, can also result in increased pricing. While many of our customers permit quarterly or other periodic adjustments to pricing based on changes in component prices and other factors, we may bear the risk of price increases that occur between any such repricing or, if such repricing is not permitted, during the balance of the term of the particular customer contract.

We derive revenue from government contracts and subcontracts, which are often non-standard, may involve competitive bidding, may be subject to cancellation with or without penalty, and may produce volatility in earnings and revenue.

Our sales to government customers have involved, and are expected in the future to involve, providing products and services under contracts or subcontracts with U.S. federal, state, local, and foreign government agencies. Obtaining contracts and subcontracts from government agencies is challenging, and contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

- include provisions that allow the government agency to terminate the contract without penalty under some circumstances;
- be subject to purchasing decisions of agencies that are subject to political influence;
- contain onerous procurement procedures; and
- be subject to cancellation if government funding becomes unavailable.

Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays, and possible loss of the contract for the winning bidder.

Our success is dependent on the performance of our executive team, and the cooperation, performance, and retention of our executive officers and key employees.

Our business and operations are substantially dependent on the performance of our current executive team including our Chief Executive Officer and our Chief Financial Officer. We do not maintain "key person" life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business. We cannot ensure that employees will not leave and subsequently compete against us.

We are also dependent on our ability to retain and motivate high quality personnel, especially sales and skilled engineering personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain other highly qualified managerial, sales, and technical personnel in the future. The inability to attract and retain the necessary managerial, sales and technical personnel could cause our business, operating results or financial condition to suffer.

Risks Related to Our Financial Statements and Operating Results

We do not have the ability to accurately predict future operating results. Our quarterly and annual revenues are likely to fluctuate significantly due to many factors, most of which are beyond our control and could result in our failure to achieve our revenue expectations.

We expect our proprietary acoustic products, software products, and integrated solutions will be the source of substantially all our revenues for at least the near future. Revenues from these products and solutions are expected to vary significantly due to a number of factors, many of which are beyond our control. Any one or more of the factors listed below or other factors could cause us to fail to achieve our revenue expectations. These factors include:

- our ability to develop and supply sound reproduction components to customers, distributors or original equipment manufacturers ("OEMs") or to license our technologies;

- market acceptance of and changes in demand for our products or products of our customers;

- gains or losses of significant customers, distributors or strategic relationships;

- unpredictable volume and timing of customer orders;

- delays in funding approval by U.S. and foreign government and military customers;

- the availability, pricing, and timeliness of delivery of components for our products and OEM products;

- fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;

- the timing of new technological advances, product announcements or introductions by us, by OEMs or licensees, and by our competitors;

- production delays by customers, distributors, OEMs, or by us or our suppliers;

- increased competition in this market;

- the conditions of other industries, such as military and commercial industries, into which our technologies may be sold;

- general electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices;

- general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling; and

- general political conditions in this country and in various other parts of the world that could affect spending for the products that we offer.

Some or all of these factors could adversely affect demand for our products or technologies, and therefore adversely affect our future operating results.

Most of our operating expenses are relatively fixed in the short term. We may be unable to rapidly adjust spending to compensate for any unexpected sales shortfalls, which could harm our quarterly operating results. We do not have the ability to predict future operating results with any certainty.

The agreements governing our Term Loan impose financial and operating restrictions on us and any failure to meet our payment or other obligations under our Term Loan could have a material adverse effect on us, including permitting the lenders under our Term Loan to foreclose on, and acquire control of, substantially all of our assets.

Our Term Loan imposes, and the terms of any future debt may impose, operating and other restrictions on us. These restrictions could affect, and in many respects limit or prohibit, among other items, our ability to:

- incur additional indebtedness;

- create liens;

- enter into certain fundamental transactions;

- sell assets;

- change the nature of our business;

- prepay any other indebtedness;

- amend certain of our contracts or governing documents;

- complete a change of control;

- modify our accounting methods;

- make investments;

- enter into transactions with affiliates;

- issue or sell capital stock of certain of our subsidiaries;

- enter into consignment or bailee arrangements of our inventory;

- declare or pay dividends or other distributions to stockholders;

- repurchase our common stock or other securities; and

- adopt certain benefits plans.

Our Term Loan also requires us to achieve and maintain compliance with a minimum liquidity covenant. A breach of any of these restrictive covenants or the inability to comply with the financial metrics could result in a default under our Term Loan. Further, our Term Loan is jointly and severally guaranteed by us and certain of our subsidiaries. Borrowings under our Term Loan are secured by liens on substantially all of our assets, including the capital stock of certain of our subsidiaries, and the assets of our subsidiaries that are loan party guarantors. If we are unable to repay outstanding borrowings when due or comply with other obligations and covenants under our Term Loan, the lenders under our Term Loan will have the right to proceed against these pledged capital stock and take control of substantially all of our assets.

Our cash requirements may require us to seek additional debt or equity financing and we may not be able to obtain such financing on favorable terms, or at all.

Our Term Loan may not be sufficient for our future working capital, investments and cash requirements, in which case we would need to seek additional debt or equity financing or scale back our operations. In addition, we may need to seek additional financing to achieve and maintain compliance with specified financial criteria under our Term Loan. We may not be able to access additional capital resources due to a variety of reasons, including the restrictive covenants in our Term Loan and the lack of available capital due to global economic conditions. If our financing requirements are not met and we are unable to access additional financing on favorable terms, or at all, our business, financial condition, operating results, and future growth prospects could be materially adversely affected.

Our indebtedness could expose us to interest rate risk to the extent of our variable rate debt.

Our Term Loan provides for interest to be calculated based on the prime rate, the federal funds rate and/or the secured overnight financing rate. While the Federal Reserve decreased interest rates in 2024 any future increases in interest rates on which our Term Loan interest rates are based would increase interest rates on our debt, which could materially adversely impact our interest expense, operating results and cash flows.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

New laws, regulations, and standards, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies.

We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our disclosure controls and procedures may not prevent or detect all acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management and is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Our management expects that our disclosure controls and procedures and internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Failure to maintain an effective system of internal control over financial reporting could harm stockholders and business confidence in our financial reporting, our ability to obtain financing, and other aspects of our business.

Maintaining an effective system of internal control over financial reporting is necessary for us to provide reliable financial reports. Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the SEC require us to include in our Form 10-K a report by management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of the respective fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. While our management has concluded that our internal control over financial reporting was effective as of September 30, 2024, it is possible that material weaknesses will be identified in the future. In addition, components of our internal control over financial reporting may require improvement from time to time. If management is unable to assert that our internal control over financial reporting is effective in any future period, investors may lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the Company's stock price.

Risks Related to Our Capital Stock

Sales of common stock issuable on the exercise of outstanding options and warrants, may depress the price of our common stock.

As of September 30, 2024, we had outstanding options granted to our employees, consultants, advisors, and directors to purchase 3,695,740 shares of our common stock and we had 288,059 restricted stock units outstanding. As of September 30, 2024, the exercise prices for the options ranged from $1.70 to $6.87 per share. We also have outstanding warrants to purchase 3,068,182 shares of our common stock at an exercise price of $2.53, which warrants will expire May 14, 2029. The issuance of shares of common stock upon the exercise of outstanding options and warrants and the release of outstanding restricted stock units could cause substantial dilution to holders of our common stock, and the sale of those shares in the market could cause the market price of our common stock to decline. The potential dilution from these shares could negatively affect the terms on which we could obtain equity financing.

Our stock price is volatile and may continue to be volatile in the future.

The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

- our anticipated or actual operating results;
- developments concerning our software and sound reproduction technologies;
- technological innovations or setbacks by us or our competitors;
- announcements of merger or acquisition transactions;
- changes in personnel within our company; and
- other events or factors and general economic and market conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies.

Our common stock is thinly traded; therefore, our stock price may fluctuate more than the stock market as a whole and it may be difficult to sell large numbers of our shares at prevailing trading prices.

As a result of the thin trading market for shares of our common stock, our stock price may fluctuate significantly more than the stock market as a whole or the stock prices of similar companies. Without a larger public float, shares of our common stock will be less liquid than the shares of common stock of companies with broader public ownership, and as a result, it may be difficult for investors to sell the number of shares they desire at an acceptable price. Trading of a relatively small volume of shares of our common stock may have a greater effect on the trading price than would be the case if our public float were larger. We cannot assure you that an active trading market for our common stock will develop or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of your common stock.

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue preferred stock, it could affect the rights or reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to

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restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

At Genasys, cybersecurity risk management is integrated into our overall risk management program through regular internal risk assessments and continuous monitoring. Under the leadership of the Information Technology ("IT") Director, IT developed, implemented, and maintain a broad range of processes and protocols designed to monitor, identify, mitigate, and prevent material risks associated with cybersecurity threats and incidents relevant to internal networks, business applications, customer-facing applications, customer payment systems, and business operations. Our protocols include a third-party provided 24/7 Security Operations Center (SOC), which is designed to oversee our Endpoint Detection and Response (EDR) system and a robust Security Information and Event Management (SIEM) system that aggregates logs for real-time threat detection.

Our cybersecurity risk management program applies information and direction from industry-recognized cybersecurity frameworks, including the National Institute of Standards and Technology (NIST) Cybersecurity Framework 2.0 (CSF), specifically the NIST 800-171, the Department of Defense Cybersecurity Maturity Model Certification (CMMC) Level 2, Sarbanes Oxley (SOX), and Services Organization Controls (SOC) 2. Third-party risk is managed through vendor assessments and SOC 2 report requests, designed to ensure that our partners adhere to strict cybersecurity standards.

Notwithstanding the foregoing, we have not identified and are not aware of any risks from cybersecurity threats, including as a result of any prior cybersecurity incidents, which have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. Despite our security measures, however, there can be no assurance that we, or third parties with which we interact, will not experience a cybersecurity incident in the future that will materially affect us. See "Risk Factors – Actual or perceived failures or breaches of our information and security systems, or those of our customers, suppliers or business partners, could expose us to losses."

Cybersecurity Governance

Board Oversight

Our Board of Directors considers cybersecurity risk as critical to the enterprise and includes it as part of the full Board's oversight function. The full Board is updated on cybersecurity risks and compliance with relevant standards and regulations as part of its overall governance responsibilities, including quarterly Board meeting reports. Our Director of IT, who is responsible for the oversight and implementation of the cybersecurity program, also periodically makes presentations to Board members on cybersecurity topics as part of the Board's continuing education on topics that impact our company. Additionally, we have an escalation process to inform the Board of high-severity cybersecurity incidents that may occur. Our Board also periodically engages independent third-party technology experts to test our information technology systems, including cybersecurity.

Management Role

The Director of IT leads the day-to-day management of cybersecurity at Genasys, supported by a team of three IT professionals with a combined 45 years of IT and cybersecurity experience. This team handles ongoing risk assessments, manages threat detection through our SOC and Security Information and Event Management (SIEM), ensures compliance with industry regulations, and informs executive management about ongoing efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means. This may include briefings from internal security personnel; sharing publicly or privately available threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and forwarding alerts and reports produced by network monitoring and security tools we deploy. Management also ensures that employees and contractors undergo quarterly cybersecurity training and phishing simulations via KnowBe4, as part of a comprehensive awareness program.

Item 2. Properties

Our executive offices, sales, research and development and production facilities are located at 16262 West Bernardo Drive, San Diego, California. The lease of 55,766 square feet commenced July 1, 2018 and expires August 31, 2028. The aggregate monthly payments, with abatements, are $84 thousand, $86 thousand, $89 thousand, $92 thousand and $94 thousand per month for the sixth through tenth years of the lease, respectively, plus other certain costs and charges as specified in the lease agreement, including the Company's proportionate share of the building operating expenses and real estate taxes.

Item 3. Legal Proceedings

We may at times be involved in litigation in the ordinary course of business. We will also, from time to time, when appropriate in management's estimation, record adequate reserves in our financial statements for pending litigation.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded and quoted on the NASDAQ Capital Market under the symbol "GNSS."

Holders

We had 44,928,967 shares issued and outstanding held by 910 holders of record of our common stock as of December 4, 2024.

Dividends

There were no dividends declared or paid during the years ended September 30, 2024 and 2023. The declaration of future cash dividends, if any, will be at the discretion of the Board of Directors and will depend on the Company's earnings, if any, capital requirements and financial position, general economic conditions and other pertinent conditions. It is our present intention not to pay any cash dividends in the near future.

Equity Compensation Plan Information

The information required by this item is incorporated by reference to the information set forth in Item 12 of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

In December 2022, the Board of Directors extended the Company's share buyback program through December 31, 2024. Under the program, the Company was authorized to repurchase up to $5 million of its outstanding common shares.

There were no shares repurchased during the year ended September 30, 2024 and 2023. As of September 30, 2024, all repurchased shares were retired, and $3.0 million was available for share repurchase under this program.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The discussion and analysis set forth below should be read in conjunction with the information presented in other sections of this Annual Report on Form 10-K, including "Item 1. Business," "Item 1A. Risk Factors," and "Item 8. Financial Statements and Supplementary Data." This discussion contains forward-looking statements which are based on our current expectations and industry experience, as well as our perception of historical trends, current market conditions, current economic data, expected future developments, and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements.

Overview

We are a global provider of Protective Communications solutions including our Genasys Protect software platform and Genasys LRAD products. Our unified software platform receives information from a wide variety of sensors and IoT inputs to collect real-time information on developing and active emergency situations. Genasys uses this information to create and disseminate alerts, warnings, notifications, and instructions through multiple channels before, during, and after public safety and enterprise threats, critical events, and other crisis situations.

Genasys Protect is a comprehensive portfolio of Protective Communications software and hardware systems serving federal governments and agencies; SLED; and enterprise organizations in sectors including, but not limited to, oil and gas, utilities, manufacturing, automotive, and healthcare. Genasys Protect solutions have a diverse range of applications, including emergency warning and mass notification for public safety; critical event management for enterprise companies; de-escalation for defense and law enforcement; critical infrastructure protection; zone-based planning for accelerated, precise emergency response; secure and complaint cross-agency collaboration; and automated detection of real-time threats such as active shooters and severe weather.

LRAD products provide audible voice messages with exceptional vocal clarity from close range out to 5,500 meters. We have a history of successfully delivering innovative systems and solutions in mission critical situations, pioneering the AHD market with the introduction of our first LRAD AHD in 2002 and creating the first multidirectional voice-based public safety mass notification systems in 2012. Building on our proven, best in class, and reliable solutions and systems, we offer the first and only unified, end-to-end Protective Communications platform.

Our unified Protective Communications platform includes:

Software Products

The Genasys Protect Platform

The Complete Protective Communications Platform

The Genasys Protect platform provides a full suite of Protective Communications tools for all hazards, providing targeted emergency communication, data-driven decision making, secure inter-agency collaboration, and more. Genasys Protect enables preparedness, responsiveness, and collaboration to keep people, assets, and operations protected against the impacts of natural disasters, terrorism, violent civil unrest, and other dangerous situations, as well as power failures, facility shutdowns, and other non-emergency operational disruptions.

1. **Proven Technology:** Genasys solutions have been on the front lines for more than 40 years, providing targeted communications designed to ensure the right people get the right message - right away.

2. **Modular Suite:** Built on open standards, Genasys software and hardware systems are designed for integration, whether using the full Genasys suite or complementing the notification platforms customers already have in place.

3. **Predictive Simulation:** Genasys Protect is designed to permit customers to test response plans preemptively with advanced simulation of evacuation-level events, including fires and floods, and their impact on infrastructure, including traffic patterns and perimeter establishment.

4. **Unified Viewpoint:** One common safety operating picture provides real-time visibility into our customers' people, assets, and environment by combining first-party data from asset / people-management platforms and IoT sensors with third-party data sources, including FEMA, NOAA, DHS, and more.

5. **Unmatched Precision:** Customized zone mapping enables targeting of mass notifications at the street level, making it easier to sequence response areas from most to least critical.

6. **Multichannel:** Genasys Protect is designed to allow customers to saturate their notification area by simultaneously alerting people across SMS, voice calls, social media, TV, radio, digital signage, and outdoor acoustic devices.

7. **Network Effect:** Implementation in neighboring municipalities and across public- and private-sector organizations within the same municipality extends coverage and enables greater precision when notifying people of threats.

ALERT

ALERT is an interactive, cloud-based SaaS solution that enables SLED and enterprise customers to send critical information to at-risk individuals or groups when an emergency occurs. ALERT acts as both a communications input and output, receiving information from state-of-the-art sensors and emergency services, and quickly relaying notifications, alerts, and instructions to at-risk populations and first responders. ALERT communications with the public can be enhanced via ACOUSTICS, while ALERT communications among first responders and emergency personnel can be augmented and accelerated with CONNECT (formerly Evertel). ALERT customers can create and send critical, verified, and secure notifications and messages that are geographically specific and targeted using emails, voice calls, text messages, panic buttons, desktop alerts, TV, social media, and more. Additionally, Genasys is a certified provider of IPAWS notifications. IPAWS is the federal public notification platform for the United States, which ALERT customers can use to deliver critical communications in multiple languages to specific populations.

Similarly, enterprise customers are able to send critical communications to employees, contractors, visitors, or groups based on geographic location or team status. Enterprises often use ALERT to distribute targeted notifications to customers, including billing updates, downtime notices, and more. Operated and controlled via a single dashboard that includes two-way polling, duress buttons, field check-ins and recipient locations, ALERT integrates with various data sources, including sensors, panic buttons, emergency services, active directories, human resources, visitor management, and building control systems to find and deliver safety alerts and notifications to residents, employees, staff, contractors, temporary workers, and visitors.

ALERT sends targeted messages based on geographic location, permitting relevant information and instructions to be sent to the appropriate populations. Emergency managers can prepare for natural or man-made disasters by developing evacuation plans that map routes, shelters, traffic control locations, and road closures using ALERT's extensive public safety resources and mapped zones. This information is easily shared with the public and reduces the time it takes to execute emergency evacuations and conduct orderly repopulations. Auto-Discovery, an innovative feature of the platform, locates and connects with anyone on a wired or wireless network in a fixed area with no opt-in required. When discovered, ALERT anonymizes all recipient information and data. When an emergency occurs, these tools allow at-risk groups or individuals to be notified as quickly as possible without sacrificing their privacy.

In addition to disseminating alerts and notifications, ALERT uses two-way communication tools, including polls and check-ins to receive feedback for enterprise clients. With direct feedback, operators can survey the safety and status of at-risk individuals, learn of developments, update notifications and/or instructions in response to new information, and more.

EVAC

EVAC enables responding agencies to react swiftly, make collaborative decisions, and communicate event status in real time to other agencies, businesses, and the public. EVAC determines and communicates the proper scope of a response or evacuation by replacing guesswork with data-driven intelligence. EVAC enhances safety levels for first responders, communities, and large campuses by providing:

- Intelligent zones to improve evacuation planning and communication. EVAC users can build, edit, and act upon geographical location data, including shelters, facilities, and traffic;

- Modeling behaviors to plan for effective responses and/or evacuation scenarios covering emergencies that include wildfires, floods, active shooters, hurricanes, and more;

- Actionable communication through the Genasys Protect mobile app to keep people informed before, during, and after a critical event;

- A common operating picture across agencies to reduce response times by 90%; and

- Targeted notifications and updates to community members through a public website and our free Genasys Protect mobile app.

CONNECT

CONNECT is a leading cross-agency, CJIS compliant, collaboration platform that streamlines and secures team and one-on-one communications for first responders and public safety agencies. With real-time intelligence sharing that exceeds regulatory privacy requirements for public agencies, CONNECT's instant collaboration platform empowers first responders and public safety personnel to collaborate and share information in a single space with text, videos, images, and audio from any location. CONNECT provides a secure space where professionals can exchange information, make decisions, and collaborate with trust in data security. Record retention policies drive compliance that allows agencies and personnel to communicate in confidence.

Enabling public safety professionals to collaborate with other agencies throughout their region, state, and country, CONNECT provides real-time interoperability to address critical events and crisis situations more quickly through coordinated efforts. Compliant with all federal and state-level legal requirements for public safety communications, CONNECT data is protected and secured through high-level data encryption within a secure, U.S. based, government-only cloud environment.

Hardware Products

ACOUSTICS

ACOUSTICS unites Genasys' next generation of mass notification speaker systems with Genasys Protect command-and-control software. Most legacy mass notification systems are sirens with limited, if any, voice broadcast capability. ACOUSTICS systems feature the industry's highest STI, large directional and omni-directional broadcast coverage areas, and an array of options, including solar power, battery backup, and satellite connectivity that enable the systems to continue to operate when power and telecommunications infrastructure goes down.

ACOUSTICS gives operators the ability to send critical alerts and notifications from emergency operations centers, and authorized computers or smart phones. ACOUSTICS provides highly audible and clear voice messaging thousands of meters away, staying on and connected even during broad power outages and network downtime. ACOUSTICS are networked, remotely operated devices optimized with Advanced Driver and Waveguide Technology so that voice broadcast are clearly heard and understood above loud background noise and over long distances. ACOUSTICS reliability enables a constant stream of information providing redundancy when key infrastructure fails during critical events.

LRAD

LRAD is the world's leading AHD, with the ability to project alert tones and audible voice messages with exceptional vocal clarity in a 30° beam from close range to 5,500 meters. LRADs are used throughout the world in multiple applications and circumstances to safely hail, warn, inform, direct, prevent misunderstandings, determine intent, establish large safety zones, resolve uncertain situations, and save lives. LRADs have been deployed in defense, law enforcement, fire rescue, critical infrastructure protection, maritime, border, and homeland security installations and applications where clear, intelligible voice communications are essential.

Several LRAD models are available in varying audio outputs, communication coverage areas, sizes, functionalities, and mounting options. Several accessories and options (cameras, searchlights, mounts, and more) are also available to enhance LRAD capabilities.

All LRAD products are defined by their unparalleled audio output and clarity. LRADs use Genasys' proprietary XL driver technology, which generates higher audio output in a smaller, lighter form factor. The technology also enables voice messages and alert tones to cut through background noise and be clearly heard and understood. These competitive advantages, and constant innovation, have made LRAD the de facto standard of the global AHD industry.

Recent Developments

Business developments during fiscal year 2024:

- Completed acquisition of Evertel Technologies, the leading CJIS compliant, cross-agency collaboration platform for public safety, subsequently renamed Genasys CONNECT.

- Received contract from U.S. Army to design and build Common Remote Weapon Station (CROWS) - AHD prototypes, preparatory for the established CROWS AHD program of record.

- Selected by New Hampshire to replace previous mass notification system with Genasys Protect.

- Partnered with Ladris Technologies, Inc., an artificial intelligence software provider, to deliver comprehensive disaster evacuation modeling solutions across North America and Europe.

- Raised $11.5 million from public offering and closed a $15 million two-year senior secured term loan with an institutional investor and issued approximately 3.1 million five-year warrants to the investor

- Announced $2.7 million LRAD products order from the U.S. Navy - as part of the Navy's ongoing replacement of first generation LRADs.

- Landed $4.5 million in additional LRAD orders from Middle East defense forces.

- Awarded order for LRAD 950NXT systems for German Navy F-126 frigates.

- Signed $75 million definitive agreement with the Puerto Rico Electric Power Authority to implement Genasys ACOUSTICS and ALERT Emergency Warning System on the island's 37 dams.

- Announced contract from the state of Oregon to power emergency preparedness planning and evacuation management access for the state's 36 counties and 4.2 million residents.

- Expanded Genasys Protect coverage area across 39 states.

Business Outlook

Our products, systems, and solutions continue to gain worldwide awareness and recognition through increased marketing efforts, product demonstrations, and word of mouth as a result of positive responses and increased acceptance. We believe we have a solid global brand, technology, and product foundation, which we continue to expand to serve new markets and customers for greater business growth. We believe we have strong market opportunities for our product offerings throughout the world in the defense, public safety, emergency warning, mass notification, critical event management, enterprise safety, and law enforcement sectors as a result of increasing threats to government, commerce, law enforcement, homeland security, and critical infrastructure. Our products, systems, and solutions also have many applications within the fire rescue, maritime, asset protection, and wildlife control and preservation business segments.

Genasys has developed a global market and an increased demand for LRADs and advanced mass notification speakers. We have a reputation for producing quality products that feature industry-leading broadcast area coverage, vocal intelligibility, and product reliability. We intend to continue building on our AHD market leadership position by offering enhanced voice broadcast systems and accessories for an expanding range of applications. In executing our strategy, we use direct sales to governments, militaries, large end-users, system integrators, and prime vendors. We have built a worldwide distribution channel consisting of partners and resellers that have significant expertise and experience selling integrated communication solutions into our various target markets. As our primary AHD sales opportunities are with domestic and international governments, military branches, and law enforcement agencies, we are subject to each customer's unique budget cycle, which leads to long selling cycles and uneven revenue flow, complicating our product planning, and our ability to forecast the timing of sales outcomes which leads to significant fluctuations in our quarterly financial results.

The proliferation of natural and man-made disasters, crisis situations, and civil unrest require technologically advanced, multichannel solutions to deliver clear and timely protective communications to help keep people safe during critical events. Businesses are also incorporating protective communication and emergency management systems that locate and help safeguard employees and infrastructure when crises occur.

By providing the only SaaS platform that unifies sensors and IoT inputs with multichannel, multiagency alerting and notifications, Genasys seeks to deliver reliable, fast, and intuitive solutions for creating and disseminating geolocation-targeted warnings, information, and instructions before, during, and after public safety and enterprise threats.

While the software and hardware mass notification markets are more mature with many established manufacturers and suppliers, we believe that our advanced technology and unified platform provides opportunities to succeed in the large and growing public safety, emergency warning and critical communications markets.

In fiscal 2025, we intend to continue pursuing domestic and international business opportunities with the support of business development consultants, key representatives, and resellers. We plan to grow our revenues through increased direct sales to governments and agencies that desire to integrate our communication technologies into their homeland security and public safety systems. This includes building on fiscal 2024 domestic defense sales by pursuing further U.S. military opportunities. We also plan to pursue domestic and international emergency warning, enterprise and critical event management, government, law enforcement, fire rescue, homeland and international security, private and commercial security, border security, maritime security, and wildlife preservation and control business opportunities. In addition to the matters above, we are authorized for the performance of services and provision of goods pursuant to Delaware General Corporation Law.

Our research and development strategy involves incorporating further innovations and capabilities into our Genasys Protect platform to meet the needs of our target markets.

Our Genasys Protect software solutions are more complex offerings. We are pursuing certain certifications, which are often required when bidding on government and mass notification opportunities. We intend to invest engineering resources to enhance our ALERT, EVAC, and CONNECT software solutions to compete for larger emergency warning and critical communications business opportunities. We are also configuring alternative solutions to achieve lower price points to meet the needs of certain customers or applications. We also engage in ongoing value engineering to reduce the cost and simplify the manufacturing of our products.

A large number of LRAD and ACOUSTICS components and sub-assemblies manufactured by outside suppliers within our supply chain are produced within 50 miles of our facility. We do not source component parts from suppliers in China. It is likely that some of our suppliers source parts in China. Negative impacts on our supply chain could have a material adverse effect on our business. We communicate with our suppliers regarding measures to alleviate ongoing worldwide supply chain issues.

We have been affected by price increases from our suppliers and logistics and other inflationary factors such as increased salary, labor, and overhead costs. We regularly review and adjust the sales price of our finished goods to offset these inflationary factors. Although we do not believe that inflation has had a material impact on our financial results through September 30, 2024, sustained or increased inflation in the future may have a negative effect on our ability to achieve certain expectations in gross margin and operating expenses. If we are unable to offset the negative impacts of inflation with increased prices, our future results could be materially affected.

Critical Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and to understanding our results of operations. Our accounting policies are more fully described in our consolidated financial statements and related notes located in "Item 8. Financial Statements and Supplementary Data." The impact and any associated risks related to these policies on our business operations are discussed in "Item 1A. Risk Factors" and throughout "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" when such policies affect our reported and expected financial results.

The methods, estimates, and judgments we use in applying our accounting policies, in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"), have a significant impact on the results we report in our financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates affect the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"), outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized:

1. Identify the contract(s) with customers

2. Identify the performance obligations

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations

5. Recognize revenue when or as the performance obligations have been satisfied

ASC 606 requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services.

We derive our revenue from the sale of products and services to customers, contracts, license fees, other services, and freight. We sell our products and services through its direct sales force and through authorized resellers and system integrators. We recognize revenue for goods, including software, when all the significant risks and rewards have been transferred to the customer, no continuing managerial involvement usually associated with ownership of the goods is retained, no effective control over the goods sold is retained, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transactions will flow to the Company, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Software license revenue, maintenance and/or software development service fees may be bundled in one arrangement or may be sold separately.

Product Revenue

Product revenue is recognized as a distinct single performance obligation when products are tendered to a carrier for delivery, which represents the point in time that our customer obtains control of the products. A smaller portion of product revenue is recognized when the customer receives delivery of the hardware products. A portion of hardware products are sold through resellers and system integrators based on firm commitments from an end user, and as a result, resellers and system integrators carry little or no inventory. Our customers do not have a right to return hardware product unless the product is found to be defective and therefore our estimate for returns has historically been insignificant.

Perpetual licensed software

The sale and/or license of software products is deemed to have occurred when a customer either has taken possession of, or has the ability to take immediate possession of, the software and the software key. Perpetual software licenses can include one-year maintenance and support services. In addition, we sell maintenance services on a stand-alone basis and is therefore capable of determining their fair value. On this basis, the amount of the embedded maintenance is separated from the fee for the perpetual license and is recognized on a straight-line basis over the period to which the maintenance relates.

Time-based licensed software

The time-based license agreements include the use of a software license for a fixed term, generally one-year, and maintenance and support services during the same period. We do not sell time-based licenses without maintenance and support services and therefore revenues for the entire arrangements are recognized on a straight-line basis over the term.

Warranty, maintenance, and services

We offer extended warranty, maintenance and other services. Extended warranty and maintenance contracts are offered with terms ranging from one to several years, which provide repair and maintenance services after expiration of the original one-year warranty term. Revenues from separately priced extended warranty contracts are recognized on a straight-line basis over the warranty period and maintenance contracts are recognized based on time elapsed over the service period. Revenue from other services such as training or installation is recognized when the service is completed. Warranty, maintenance, and services are classified as contract and other revenues.

Multiple performance obligations within an arrangement

We have entered into a number of multiple performance obligations within an arrangement, such as when selling a product or perpetual licenses that may include maintenance and support (included in the price of the perpetual licenses) and time-based licenses (that include embedded maintenance and support, both of which may be sold with software development services, training, and other product sales). In some cases, we delivers software development services bundled with the sale of the software. In an arrangement with multiple performance obligations, we allocate the fair value of each element within the arrangement, including software and software-related services such as maintenance and support, using the known stand-alone selling price, or if unknown, an expected cost-plus margin approach to determine the stand-alone selling price. In general, elements in such arrangements are also sold on a stand-alone basis and stand-alone selling prices are observable.

Revenue is allocated to each deliverable based on the stand-alone selling price of each individual element and is recognized when the revenue recognition criteria described above are met, except for time-based licenses which are not unbundled. When software development services are performed to customize the functionality of the software, we recognize revenue from the software development services over time using milestones as the measure of progress, and the revenue from the software when the related development services have been completed.

We currently disaggregate revenue by reporting segment (Hardware and Software) and geographically to depict the nature of revenue in a manner consistent with our business operations and to be consistent with other communications and public filings. Refer to Note 19, Segment Information and Note 20, Major Customers, Suppliers and Related Information in the consolidated financial statements included in this report for additional details of revenues by reporting segment and disaggregation of revenue.

Share-Based Compensation. We account for share-based compensation in accordance with the provisions of Financial Accounting Standards Board ("FASB") ASC 718, "*Compensation—Stock Compensation*" ("ASC 718") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, consultants, and directors based on estimated fair values. ASC 718 requires the use of subjective assumptions, including expected stock price volatility and the estimated term of each award. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model, which is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This model also utilizes the fair value of our common stock and requires that, at the date of grant, we use the expected term of the share-based award, the expected volatility of the price of our common stock over the expected term, the risk-free interest rate, and the expected dividend yield of our common stock to determine the estimated fair value. We determine the amount of share-based compensation expense based on awards that we ultimately expect to vest, reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Allowance for doubtful accounts for expected credit losses. Our products are sold to customers in many different markets and geographic locations. We estimate our allowance for doubtful accounts for expected credit losses on a case-by-case basis due to a limited number of customers. We base these estimates on many factors, including customer credit worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Our judgments and estimates regarding the collectability of accounts receivable have an impact on our financial statements. We record the adjustment to the allowance for doubtful accounts for expected credit losses in SG&A expenses in the consolidated statement of operations.

Valuation of Inventory. Our inventory is comprised of raw materials, assemblies, and finished products. We must periodically make judgments and estimates regarding the future utility and carrying value of our inventory. The carrying value of our inventory is periodically reviewed and impairments, if any, are recognized when the expected future benefit from our inventory is less than its carrying value.

Valuation of Intangible Assets. Intangible assets consist of technology, customer relationships, and trade name portfolio acquired in the acquisitions of Genasys Spain, Zonehaven, Evertel, and the Amika Mobile asset purchase, and patents and trademarks that are amortized over their estimated useful lives. We must make judgments and estimates regarding the future utility and carrying value of intangible assets. The carrying values of such assets are periodically reviewed and impairments, if any, are recognized when the expected future benefit to be derived from an individual intangible asset is less than its carrying value. This generally occurs when certain assets are no longer consistent with our business strategy and whose expected future value has decreased.

Valuation of Goodwill. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets acquired. We evaluate goodwill for impairment on an annual basis in our fiscal fourth quarter or more frequently if indicators of impairment exist that would more likely than not reduce the fair value of a single reporting unit below the carrying amount. We assess qualitative factors in order to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount. The qualitative factors evaluated by management include: macro-economic conditions of the local business environment, overall financial performance, and other entity specific factors as deemed appropriate. If, through this qualitative assessment, the conclusion is made that it is more likely than not that a reporting unit's fair value is less than the carrying amount, a two-step impairment test is performed. For reporting units where we perform the quantitative goodwill impairment test, an impairment loss is recorded to the extent that the reporting unit's carrying amount exceeds the reporting unit's fair value. An impairment loss cannot exceed the total amount of goodwill allocated to the reporting unit.

Accrued Warranty. We establish a warranty reserve based on anticipated warranty claims at the time product revenue is recognized. This reserve requires us to make estimates regarding the amount and costs of warranty repairs we expect to make over a period of time. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs, and anticipated rates of warranty claims. Warranty expense is recorded in cost of revenues. We evaluate the adequacy of this reserve each reporting period.

Deferred Tax Asset. We evaluate quarterly the realizability of the deferred tax assets and assess the need for a valuation allowance. We record valuation allowances to reduce our deferred tax assets to an amount that we believe is more likely than not to be realized. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. As of September 30, 2024, we not believe that it is more likely than not that its deferred tax assets will be realized; accordingly, a full valuation allowance has been established and no deferred tax asset is shown in the accompanying balance sheet. Utilization of the net operating loss ("NOL") carryforwards in future years could be substantially limited due to restrictions imposed under federal and state laws upon a change in ownership or control. In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the ability to recover deferred tax assets. We will continue to evaluate the ability to realize its net deferred tax assets on an ongoing basis to identify whether any significant changes in circumstances or assumptions have occurred that could materially affect the ability to realize deferred tax assets and will adjust the valuation accordingly.

Fair Value of the Term Loan and Warrant Liabilities. We measure the fair value of the term loan and warrant liabilities at each reporting date in accordance with ASC 820, "*Fair Value Measurement*". We elected the Fair Value Option (FVO) for its term loan, recording it at fair value upon issuance and remeasuring it at each reporting date. Changes in fair value, including accrued interest, are recognized in other income (expense) on the condensed consolidated statements of operations, with related costs expensed as incurred. Fair value is determined using a discounted cash flow method and Monte Carlo simulation. Warrant liabilities are also recorded at fair value at issuance and remeasured each reporting period, with changes recognized in other income (expense) using a Monte Carlo simulation model.

Business Combination. We account for business combinations using the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recorded at their respective fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. The determination of fair values of identifiable assets and liabilities involves significant estimates and assumptions, including the use of valuation techniques such as discounted cash flow analyses. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired.

Recent Accounting Pronouncements

New pronouncements issued for future implementation are discussed in Note 3, Recent Accounting Pronouncements, to our consolidated financial statements.

Segment and Related Information

We are engaged in the design, development, and commercialization of critical communications hardware and software solutions designed to alert, inform, and protect people. The Company operates in two business segments: Hardware and Software and its principal markets are North and South America, Europe, Middle East and Asia. As reviewed by the Company's chief operating decision maker, Chief Executive Officer, the Company evaluates the performance of each segment based on sales and operating income. Cash and cash equivalents, marketable securities, accounts receivable, inventory, property and equipment, deferred tax assets, goodwill, and intangible assets are primary assets identified by segment. The accounting policies for segment reporting are the same for the Company as a whole and transactions between the two operating segments are eliminated in consolidation. Refer to Note 19, Segment Information, in our consolidated financial statements for further discussion.

Comparison of Results of Operations for Fiscal Years Ended September 30, 2024 and 2023

The following table provides for the periods indicated certain items of our consolidated statements of operations expressed in thousands of dollars and as a percentage of net sales. The financial information and discussion below should be read in conjunction with the consolidated financial statements and notes contained in this Annual Report.

	Years Ended					
	September 30, 2024		September 30, 2023			
	Amount	% of Total Revenue	Amount	% of Total Revenue	Fav(Unfav) Amount	%
Revenues:						
Product revenue	$ 14,384	59.9%	$ 40,128	86.0%	$ (25,744)	(64.2%)
Contract and other	9,624	40.1%	6,535	14.0%	3,089	47.3%
Total revenues	24,008	100.0%	46,663	100.0%	(22,655)	(48.6%)
Cost of revenues	13,819	57.6%	24,901	53.4%	11,082	44.5%
Gross Profit	10,189	42.4%	21,762	46.6%	(11,573)	(53.2%)
Operating expenses						
Selling, general and administrative	27,261	113.5%	24,621	52.8%	(2,640)	(10.7%)
Research and development	9,644	40.2%	8,127	17.4%	(1,517)	(18.7%)
Total operating expenses	36,905	153.7%	32,748	70.2%	(4,157)	(12.7%)
Loss from operations	(26,716)	(111.3%)	(10,986)	(23.5%)	(15,730)	143.2%
Other expense, net	(5,419)	(22.6%)	(10)	(0.0%)	(5,409)	54,090.0%
Loss before income taxes	(32,135)	(133.9%)	(10,996)	(23.6%)	(21,139)	192.2%
Income tax (benefit) expense	(405)	(1.7%)	7,400	15.9%	7,805	105.5%
Net loss	$ (31,730)	(132.2%)	$ (18,396)	(39.4%)	$ (13,334)	72.5%
Net revenue						
Hardware	$ 16,668	69.4%	$ 42,864	91.9%	(26,196)	(61.1%)
Software	7,340	30.6%	3,799	8.1%	3,541	93.2%
Total net revenue	$ 24,008	100.0%	$ 46,663	100.0%	$ (22,655)	(48.6%)
US v International Revenue						
US Revenue	$ 16,888	70.3%	$ 36,286	77.8%	(19,398)	(53.5%)
International Revenue	7,120	29.7%	10,377	22.2%	(3,257)	(31.4%)
Total	$ 24,008	100.0%	$ 46,663	100.0%	$ (22,655)	(48.6%)

Revenues

Revenues decreased $22,655 in the fiscal year ended September 30, 2024, compared with fiscal year 2023. Hardware revenue decreased $26,196, partially offset by a $3,541 increase in software revenue compared with the prior fiscal year. Lower hardware revenue was largely due to low backlog at the start of the fiscal year and lower hardware orders during the fiscal year. Fiscal 2023 revenue included $21,891 from a U.S. Army program of record. Deliveries against this program of record were completed in the fourth quarter of fiscal 2023. As we sell predominantly to federal and state government agencies and the military, the receipt of orders is often uneven due to the timing of government budgets or approvals. The increase in software revenue in this fiscal year is due to growth in SaaS revenue, partially offset by lower professional services revenue on software contracts. As of September 30, 2024, we had aggregate deferred revenue and prepayments from customers in advance of product shipment of $5,618. The receipt of orders will often be uneven due to the timing of customers' approval or budget cycles.

Gross Profit

Gross profit for the year ended September 30, 2024 decreased $11,573, compared with fiscal year 2023. The decrease in gross profit was due to lower hardware revenue and related reduced overhead absorption partially offset by higher margin software in fiscal 2024. Gross margin as a percentage of sales was 42.4% in fiscal year 2024, compared with 46.6% in the prior year.

Our products have varying gross margins and product mix may affect gross profits. In addition, our margins vary based on the sales channels through which our products are sold in a given period. We continue to implement product updates and changes, including raw material and component changes that may impact product costs. With such product updates and changes we have limited warranty cost experience and estimated future warranty costs can impact our gross margins. We do not believe that historical gross profit margins should be relied upon as an indicator of future gross profit margins.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $2,640, or 10.7%. The increase was due to a net $1,628 increase in professional services representing a $2,311 increase in legal expenses largely incurred for litigation to protect intellectual property rights and the acquisition of Evertel, offset by a $830 decrease in professional services expenses, largely marketing related, compared to the prior year, an increase of $465 in compensation expense primarily from the addition of Evertel, and $379 increase in amortization expense from the Evertel acquisition.

We incurred non-cash share-based compensation expenses allocated to selling, general and administrative expenses of $1,378 and $1,428 for fiscal years 2024 and 2023, respectively.

We may expend additional resources on the marketing and selling of our products in future periods as we identify ways to optimize potential business opportunities. Commission expense will fluctuate based on the nature of our sales.

Research and Development Expenses

R&D expenses increased by $1,517, or 18.7%, due to an increase in engineers compared with the prior year period, including the addition of Evertel software development activities.

We incurred non-cash share-based compensation expenses allocated to research and development expenses of $207 and $103 for the fiscal years 2024 and 2023, respectively.

Other Expense, net

Other expense, net, increased by $5,409. This expense in the current fiscal year included $1,121 of professional service expenses related to the $15,000 secured term loan agreement entered in May 2024 ("Term Loan"), $602 of interest expense from the Term Loan, and $3,950 from the net change in fair value of the Term Loan and related warrants, partially offset by $237 of interest income.

Net Loss

The net loss of $31,730 for fiscal 2024 was an increase of $13,334 compared with the net loss of $18,396 in fiscal year 2023.

Other Metrics

We monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions, including the following key metrics. Our other business metrics may be calculated in a manner different than similar other business metrics used by other companies (in thousands):

Adjusted EBITDA

Adjusted EBITDA represents our net income before other income, net, income tax expense (benefit), depreciation and amortization expense, share-based compensation and goodwill impairment. We do not consider these items to be indicative of our core operating performance. The items that are non-cash include depreciation and amortization expense and share-based compensation. Adjusted EBITDA is a measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans, make strategic decisions regarding allocation of capital, and invest in initiatives that are focused on cultivating new markets for our solutions. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Adjusted EBITDA is not a measure calculated in accordance with U.S. GAAP. We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Nevertheless, use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under U.S. GAAP. Some of these limitations are: (1) although depreciation and amortization are non-cash charges, the intangible assets that are amortized and property and equipment that is depreciated, will need to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacement or for new capital expenditure requirements; (2) adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (3) adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (4) adjusted EBITDA does not reflect tax payments or receipts that may represent a reduction or increase in cash available to us; and (5) other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces the usefulness of the metric as a comparative measure. Because of these and other limitations, you should consider adjusted EBITDA alongside our other U.S. GAAP-based financial performance measures, net income, and our other U.S. GAAP financial results.

The following table presents a reconciliation of adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure, for each of the periods indicated (in thousands):

	Years ended September 30,	
	2024	2023
Net loss	(31,730)	(18,396)
Other expense, net	5,419	10
Income tax expense (benefit)	(405)	7,400
Depreciation and amortization	2,929	2,558
Share-based compensation	1,652	1,642
Adjusted EBITDA	$ (22,135)	$ (6,786)

Segment Results

Segment results include net sales and operating income by segment. Corporate expenses, including various administrative expenses and costs of a publicly traded company, are included in the Hardware segment as per historical financial reporting.

	Software				Hardware			
	Years ended September 30,		Fav (Unfav)		Years ended September 30,		Fav (Unfav)	
	2024	2023	$	%	2024	2023	$	%
Revenue	$ 7,340	$ 3,799	$ 3,541	93.2%	$ 16,668	$ 42,864	$ (26,196)	(61.1%)
Operating (loss) income	(14,898)	(14,226)	(672)	4.7%	(11,818)	3,240	(15,058)	(464.8%)
Reconciliation of U.S. GAAP to Non-GAAP								
Depreciation and amortization	2,535	2,160	375	17.4%	394	398	(4)	(1.0%)
Share-based compensation	487	333	154	46.2%	1,165	1,309	(144)	(11.0%)
Adjusted EBITDA	$ (11,876)	$ (11,733)	$ (143)	1.2%	$ (10,259)	$ 4,947	$ (15,206)	(307.4%)

Software Segment

Software segment revenue increased $3,541, or 93.2%, compared to the prior fiscal year. This reflects a 114.4% increase in recurring revenue, which is the expected yearly revenue from the subscription-based service, offset by a 20.4% decrease in professional services and licensing revenue compared with the prior fiscal year.

Operating loss increased $672 in the current fiscal year due to the addition of Evertel operating expense, including amortization expense, and higher commission expense directly related to higher software revenue in the current year.

Hardware Segment

Hardware segment revenue decreased $26,196, or 61.1%, compared to the prior fiscal year. The decrease was largely due to the completion in the fourth quarter of fiscal 2023 of a U.S. Army program of record from which $21,891 of hardware revenue was recognized in fiscal 2023. A new, similar sized program has been included as part of the Department of Defense fiscal year 2024 authorization. In addition, the backlog entering fiscal 2024 was lower than entering fiscal 2023.

Operating loss was $11,818 in fiscal year 2024, compared to operating income of $3,240 in fiscal year 2023, due to decreased revenue, lower gross profit, and increased professional services expenses compared with the prior fiscal year.

Liquidity and Capital Resources

Cash and cash equivalents as of September 30, 2024 were $4,945, compared with $8,665 as of September 30, 2023. In addition, we had $7,945 in short-term marketable securities as of September 30, 2024, compared with $1,481 as of September 30, 2023. We had $249 in long-term marketable securities as of September 30, 2024, compared with no long-term marketable securities as of September 30, 2023. We also had restricted cash of $345 as of September 30, 2024 and $854 as of September 30, 2023. On October 4, 2023, we completed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $2.00 per share. We received gross proceeds of approximately $11,500 from the offering, before underwriting discounts and commissions and offering expenses of $1,051. We have used the net proceeds of the offering for general corporate purposes, including funding organic growth, working capital, capital expenditures, and continued research and development with respect to products and technologies, as well as costs related to post-closing integration with our business and research and development activities related to the integrated business. Other than cash, proceeds from the underwritten public offering, and expected future cash flows from operating activities in subsequent periods, we have no other unused sources of liquidity at this time.

Loan Agreement

On May 13, 2024, we entered into a term loan and security agreement, pursuant to which we received gross proceeds of $15,000, before generating professional expenses of $1,121 related to the Term Loan. The principal of the Term Loan is $15,000 and is payable upon maturity on May 13, 2026. We are required to make quarterly interest payments on the Term Loan, and may elect to pay quarterly interest on the Term Loan based on the three-month Secured Overnight Financing Rate ("SOFR") plus five percent (5%) in cash or we may elect to pay interest based on the three-month SOFR plus six percent (6%) with 50% paid in cash and the remainder paid by issuing shares of our common stock. We may voluntarily redeem the Term Loan within one year of the issuance at 101% of the principal amount and after one year at par value. The Term Loan includes financial covenants and contains other customary affirmative and negative covenants and events of default. All obligations under the Term Loan are secured by substantially all of our assets. As of September 30, 2024, we were in compliance with all financial and reporting covenants of the Term Loan and we paid all interest in cash through September 30, 2024.

Principal factors that could affect the availability of our internally generated funds include:

- ability to meet sales projections;
- government spending levels;
- introduction of competing technologies;
- product mix and effect on margins;
- ability to reduce and manage inventory levels; and
- product acceptance in new markets.

Principal factors that could affect our ability to obtain cash from external sources include:

- volatility in the capital markets; and
- market price and trading volume of our common stock.

In December 2018, the Board of Directors approved a share buyback program beginning January 1, 2019, under which the Company is authorized to repurchase up to $5,000 of its outstanding common shares. In December 2022, the Board of Directors extended the Company's share buyback program through December 31, 2024. Based on our current cash position, our order backlog, and assuming the accuracy of our currently planned revenues and expenditures, we believe we have sufficient capital to fund planned levels of operations for at least the next twelve months. However, we operate in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that we may not be required to raise additional funds through the sale of equity or debt securities or from credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all.

Cash Flows

Our cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the table below (in thousands):

| | Years ended September 30, | |
	2024	2023
Cash provided by (used in):		
Operating activities	$ (19,454)	$ (9,593)
Investing activities	(8,666)	5,538
Financing activities	23,873	(114)

Operating Activities

During the year ended September 30, 2024, net cash used in operating activities was $19,454, primarily resulting from net loss of $31,730, offset by a net cash increase from changes in our operating assets and liabilities of $3,408 and non-cash expenses of $8,868. Net cash increase from changes in our operating assets and liabilities, consisted primarily of a $2,819 decrease in accounts receivable due to decreased hardware sales, a $2,235 increase in accounts payable related to procurement for increased 2025 sales projection, and a $442 increase in accrued and other liabilities, which included customer deposits, accrued payroll, deferred revenue, and operating lease liabilities, partially offset by a $1,272 increase in prepaid expenses and other, which includes deposits paid on inventory purchases, prepaid rent and prepaid insurance, and a $816 increase in inventory.

We had accounts receivable of $3,283 as of September 30, 2024. Our receivable balance can vary dramatically due to overall sales volume and quarterly variations in sales and timing of shipments to and receipts from large customers. Terms with individual customers vary greatly. We often offer net thirty-day terms to our customers.

Investing Activities

During the year ended September 30, 2024, net cash used in investing activities was $8,666, primarily due to $16,206 purchases short and long-term marketable securities, $908 of cash used in the Evertel acquisition, $764 of cash used for asset purchase holdback liability, and $191 cash used for capital expenditure, which includes the purchase of product tooling, computer equipment, and leasehold improvements for our operating facilities. This was offset by $9,403 proceeds received from maturities of available for sale marketable securities.

Financing Activities

During the year ended September 30, 2024, net cash provided by financing activities was $23,873, primarily due to $13,698 in net proceeds from the Term Loan in May 2024, and $10,449 in net proceeds from an offering of the Company's common stock in October 2023, offset by $219 payment made for contingent consideration, $43 settlement in statutory tax withholding requirement upon cashless exercise of stock options, and $12 to settlement in statutory tax withholding requirements upon vesting of restricted stock units. In the year ended September 30, 2024, we did not receive proceeds from the exercise of stock options.

Commitments

We are committed for our San Diego headquarter facility lease through August 30, 2028, as more fully described in Note 13, Leases, in our consolidated financial statements.

The Company has a bonus plan for employees, in accordance with their terms of employment, whereby they can earn a percentage of their salary based on meeting targeted objectives for orders received, revenue, operating income, and operating cash flow. All of the Company's key employees are entitled to participate in the bonus plan. During the years ended September 30, 2024 and September 30, 2023, the Company recorded $508 and $194, respectively, in bonus expense, and related payroll tax expense in connection with the bonus plans. Unpaid bonus related expense is included in "Accrued liabilities" on the consolidated balance sheet.

The Company is party to an employment agreement with our chief executive officer that provides for termination severance benefits, including twelve months' salary and health benefits, a pro-rata share of his annual cash bonus for the fiscal year in which the termination occurs to which he would have become entitled had he remained employed through the end of the fiscal year, and vesting of a portion of stock options held by the employee at the time of termination. The agreement also has a change in control clause whereby the chief executive officer would be entitled to receive specific severance and equity vesting benefits if specified termination events occur.

There were no other employment agreements with executive officers or other employees providing future benefits or severance arrangements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Information requested by this Item is not included as we are electing scaled disclosure requirements available to Smaller Reporting Companies.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by this item begin on page F-1 with the index to financial statements followed by the consolidated financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no disagreements or any reportable events requiring disclosure under Item 304(b) of Regulation S-K.

Item 9A. Controls and Procedures.

We are required to maintain disclosure controls and procedures designed to ensure that material information related to us, including our consolidated subsidiaries, is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our Exchange Act Reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in our Exchange Act Reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2024 and, based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2024, based on the guidelines established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in the U.S. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2024.

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Pursuant to rules of the SEC, such attestation is not required for smaller reporting companies, which permit the Company to provide only management's report in this Annual Report.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting since September 30, 2023, in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies, which may be identified during this process.

Item 9B. Other Information.

Rule 10b5-1 Trading Plans

During the three months ended September 30, 2024, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable

PART III

Certain information required by this Part III is omitted from this report and is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC in connection with the Annual Meeting of Stockholders to be held in 2025 (the "Proxy Statement").

Item 10. Directors, Executive Officers and Corporate Governance.

The information with respect to our executive officers is set forth in the section entitled "Executive Officers" in Part I of this Annual Report on Form 10-K. The information required by this item with respect to our directors and corporate governance matters is incorporated by reference to the information under the captions "Election of Directors", "Board and Committee Matters and Corporate Governance Matters", and "Delinquent Section 16(a) Reports" contained in Proxy Statement.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Certain Transactions" and "Independence of the Board of Directors."

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to the Proxy Statement, under the heading "Principal Accountant Fees and Services."

Item 15. Exhibits and Financial Statement Schedules.

Index to Consolidated Financial Statements

The financial statements required by this item are submitted in a separate section beginning on page F-1 of this annual report.

Financial Statement Schedules:

None.

Exhibits:

The following exhibits are incorporated by reference or filed as part of this report.

2.	**Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession**
2.1	Membership Interest Purchase Agreement, dated as of September 20, 2023, by and between Genasys Inc., Word Systems Operations, LLC and Evertel Technologies, LLC Incorporated by reference to Exhibit 2.1 on Form 8-K, September 26, 2023.
3.	**Articles of Incorporation and Bylaws**
3.1	Certificate of Incorporation dated March 1, 1992. Incorporated by reference to Exhibit 2.1 on Form 10-SB effective August 1, 1994.
3.1.1	Amendment to Certificate of Incorporation dated March 24, 1997 and filed with Delaware on April 22, 1997. Incorporated by reference to Exhibit 3.1.1 on Form 10-QSB for the quarter ended March 31, 1997, filed May 13, 1997.
3.1.2	Certificate of Amendment to Certificate of Incorporation filed with Delaware on September 26, 2002. Incorporated by reference to Exhibit 3.1.6 on Form 10-K for the year ended September 30, 2002, filed December 23, 2002.
3.1.3	Amendment to Certificate of Incorporation dated March 24, 2010. Incorporated by reference to Exhibit 3.1 on Form 8-K filed March 31, 2010.
3.1.4	Amendment to Certificate of Incorporation dated January 6, 2020. Incorporated by reference to Exhibit 3.1 on Form 8-K filed January 13, 2020.
3.1.5	Amendment to Certificate of Incorporation dated March 16, 2021. Incorporated by reference to Exhibit 3.1 on Form 8-K filed March 19, 2021.
3.2	Restated Bylaws. Incorporated by reference to Exhibit 3.1 on Form 10-Q for the quarter ended March 31, 2006, filed May 10, 2006.
4.	**Instruments Defining the Rights of Securities Holders,**
4.1	Description of the Securities of the Registrant. Incorporated by reference to Exhibit 4.1 on Form 10-K for the year ended September 30, 2023, filed December 7, 2023.
4.2	Warrant Agreement. Incorporated by reference to Exhibit 4.1 on Form 8-K filed May 14, 2024.
10.	**Material Contracts**
10.1	Form of Stock Option Agreement under the 2005 Equity Incentive Plan for grants on or after August 5, 2005. Incorporated by reference to Exhibit 10.11 on Form 10-Q for the quarter ended June 30, 2005 filed August 9, 2005.+
10.2	Form of Indemnification Agreement. Incorporated by reference to Exhibit 10.1 on Form 8-K filed June 27, 2013.
10.3	LRAD Corporation Amended and Restated 2015 Equity Incentive Plan. Incorporated by reference to Exhibit 10.1 on Form 8-K filed March 16, 2017.+
10.4	First Amendment to the Amended and Restated 2015 Equity Incentive Plan. Incorporated by reference to Exhibit 10.1 on Form 8-K filed March 19, 2021.+
10.5	Form of Stock Award Agreement under the Amended and Restated 2015 Equity Incentive Plan. Incorporated by reference to Exhibit 10.2 on Form 8-K filed March 24, 2015.+

10.6	Form of Restricted Stock Unit Award Agreement For Non-Employee Directors under the Amended and Restated 2015 Equity Incentive Plan. Incorporated by reference to Exhibit 10.2 on Form 8-K filed March 16, 2017.+
10.7	Form of Restricted Stock Unit Award Agreement For Employees under the Amended and Restated 2015 Equity Incentive Plan. Incorporated by reference to Exhibit 10.8 on Form 10-K for the year ended September 30, 2018, filed December 21,2018.+
10.8	Amended and Restated Employment Agreement, dated November 29, 2022, by and among Genasys Inc. and Richard Danforth. Incorporated by reference to Exhibit 10.1 on Form 8-K filed November 30, 2022. +
10.9	Employment Offer Letter, dated September 18, 2017, between LRAD Corporation and Dennis Klahn. Incorporated by reference to Exhibit 10.1 on Form 8-K filed on September 21, 2017.+
10.10	Board Adviser Agreement, dated November 1, 2021, between Genasys Inc. and John G. Coburn. Incorporated by reference to Exhibit 10.14 on Form 10-K for the year ended September 30, 2021, filed November 23, 2021.+
10.11	Change in Control Severance Benefit Plan. Incorporated by reference to Exhibit 10.1 on Form 10-Q for the quarter ended December 31, 2021 filed February 7, 2022.+
10.12	Term Loan and Security Agreement. Incorporated by reference to Exhibit 10.1 on Form 8-K filed May 14, 2024.
10.13	Right of First Refusal Agreement. Incorporated by reference to Exhibit 10.2 on Form 8-K filed May 14, 2024.
19.	**Insider Trading Policies and Procedures**
19.1	Genasys Inc. Insider Trading Policy. Incorporated by reference to Exhibit 19.1 on Form 10-K for the year ended September 30, 2023, filed December 7, 2023.
21.	**Subsidiaries of the Registrant**
21.1	Subsidiaries of the Registrant.*
23.	**Consents of Experts and Counsel**
23.1	Consent of Baker Tilly US, LLP.*
24.	**Power of Attorney**
24.1	Power of Attorney. Included on signature page.*
31.	**Certifications**
31.1	Certification of Richard S. Danforth, Principal Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Dennis D. Klahn, Principal Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Richard S. Danforth, Principal Executive Officer, and Dennis D. Klahn, Principal Financial Officer.*
97	**Clawback Policies**
97.1	Genasys Inc. Clawback Policy. Incorporated by reference to Exhibit 97.1 on Form 10-K for the year ended September 30, 2023, filed December 7, 2023.
99.	**Additional Exhibits**
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

---

* Filed herewith.

+ Management contract or compensatory plan or arrangement.

Genasys Inc.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID 23) F-1

Consolidated Balance Sheets as of September 30, 2024 and 2023 .... F-3

Consolidated Statements of Operations for the Years Ended September 30, 2024 and 2023 .... F-4

Consolidated Statements of Comprehensive Loss for the Years Ended September 30, 2024 and 2023 .... F-5

Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 2024 and 2023 .... F-6

Consolidated Statements of Cash Flows for the Years Ended September 30, 2024 and 2023 .... F-7

Notes to the Consolidated Financial Statements F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Genasys Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genasys Inc. (the "Company") as of September 30, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows, for each of the two years in the period ended September 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business Combinations – Estimate for Valuation of Acquired Intangible Assets – Refer to Note 4 to the financial statements

Critical Audit Matter Description

On October 4, 2023, the Company completed the acquisition of Evertel Technologies, LLC. The Company accounted for the Evertel Technologies, LLC acquisition as a business combination and, accordingly, allocated the purchase price to the assets acquired and liabilities assumed based on their respective estimated fair values as of the date of acquisition. Identifiable intangible assets acquired included developed technology intangible assets and customer-related intangible assets. The excess of the purchase consideration over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill.

We identified certain inputs into the fair value determination of technology-based intangible assets, customer-related intangible assets and goodwill for the business combination as a critical audit matter due to the significant judgment required in estimating future revenues of the acquired entity as well as the selection of appropriate discount rates. There was a high degree of auditor judgment and subjectivity in applying audit procedures and evaluating the significant assumptions relating to these revenue estimates, including involvement of our fair value specialists.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

- We assessed the knowledge, skills, abilities, and objectivity of management's valuation specialist and evaluated the work performed.

- When assessing the reasonableness of assumptions related to forecasted revenues, we evaluated whether the assumptions used were appropriate from a market participants standpoint. This included evaluation against industry forecasts, comparable peer financial results and historical operating results.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates by testing the source information underlying the discount rates and testing the mathematical accuracy of the calculations and developed a range of independent estimates and compared those to the discount rates selected by management.

Term Loan and Warrant Liabilities – Estimate of Fair Value – Refer to Note 12 to the financial statements

Critical Audit Matter Description

On May 13, 2024, the Company entered into a term loan and security agreement, pursuant to which the Company received $14,700,000 in cash proceeds in exchange for a $15,000,000 term loan ("Term Loan") and the issuance of warrants to purchase up to 3,068,182 shares of the Company's common stock ("Warrants"). Because the Term Loan and Warrants were determined to be freestanding financial instruments both recorded subsequently at fair value, the proceeds received were allocated to each instrument on a relative fair value basis.

We identified the fair value determination of the term loan and warrant liabilities as a critical audit matter due to the significant judgment required in determining their estimated fair values. Management's estimates of fair value included assumptions for discount rates, projected Secured Overnight Financing Rate ("SOFR"), equity volatility and the likelihood of future financing rounds. There was a high degree of auditor judgment and subjectivity in applying audit procedures and evaluating the significant assumptions relating to the estimates, including involvement of our fair value specialists.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

- We assessed the knowledge, skills, abilities, and objectivity of management's valuation specialist and evaluated the work performed.

- When assessing the appropriateness of assumptions related to discount rates, projected SOFR rates, equity volatility and the likelihood of future financing rounds, we evaluated whether the assumptions used were reasonable considering historical financial information of the Company, the Company's forecasted financial information, as well as developed a range of independent estimates and compared those to the estimates selected by management.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates and projected SOFR rates by testing the mathematical accuracy of the calculations, testing the valuation methods and techniques applied, and agreeing rates selected to independent sources.

/s/ BAKER TILLY US, LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois

December 13, 2024

Genasys Inc.
Consolidated Balance Sheets
(in thousands, except par value and share amounts)

		September 30,		
		2024		**2023**
ASSETS				
Current assets:				
Cash and cash equivalents	$	4,945	$	8,665
Short-term marketable securities		7,945		1,481
Restricted cash		95		758
Accounts receivable, net of allowance for doubtful accounts for expected credit losses of $65		3,283		5,952
Inventories, net		7,313		6,501
Prepaid expenses and other		2,559		1,851
Total current assets		26,140		25,208
Long-term marketable securities		249		—
Long-term restricted cash		250		96
Property and equipment, net		1,291		1,551
Goodwill		13,329		10,282
Intangible assets, net		8,506		8,427
Operating lease right of use assets, net		3,110		3,886
Other assets		1,061		455
Total assets	$	53,936	$	49,905
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	4,034	$	2,785
Accrued liabilities		9,030		7,466
Operating lease liabilities, current portion		1,021		1,008
Total current liabilities		14,085		11,259
Notes payable, at fair value		12,010		—
Warrant liability		6,640		—
Long-term deferred revenue		369		551
Operating lease liabilities, noncurrent		3,269		4,283
Total liabilities		36,373		16,093
Commitments and Contingencies (Note 15)				
Stockholders' equity:				
Preferred stock, $0.00001 par value; 5,000,000 shares authorized; none issued and outstanding		-		-
Common stock, $0.00001 par value; 100,000,000 shares authorized; 44,631,030 and 36,611,240 shares issued and outstanding, respectively		-		-
Additional paid-in capital		125,690		110,379
Accumulated deficit		(107,792)		(76,062)
Accumulated other comprehensive loss		(335)		(505)
Total stockholders' equity		17,563		33,812
Total liabilities and stockholders' equity	$	53,936	$	49,905

The accompanying notes are an integral part of these consolidated financial statements.

Genasys Inc.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

		Years ended September 30,		
		2024		**2023**
Revenues:				
Product sales	$	14,384	$	40,128
Contract and other		9,624		6,535
Total revenues		24,008		46,663
Cost of revenues		13,819		24,901
Gross profit		10,189		21,762
Operating expenses				
Selling, general and administrative		27,261		24,621
Research and development		9,644		8,127
Total operating expenses		36,905		32,748
Loss from operations		(26,716)		(10,986)
Other income (expenses)				
Interest income		237		136
Interest expense		(603)		—
Change in fair value of term loan and warrants		(3,950)		—
Other		(1,103)		(146)
Other expense, net		(5,419)		(10)
Loss before income taxes		(32,135)		(10,996)
Income tax (benefit) expense		(405)		7,400
Net loss	$	(31,730)	$	(18,396)
Net loss per common share - basic and diluted	$	(0.72)	$	(0.50)
Weighted average common shares outstanding:				
Basic and diluted		44,316,865		36,939,335

The accompanying notes are an integral part of these consolidated financial statements.

Genasys Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

		Years ended September 30,		
		2024		**2023**
Net loss	$	(31,730)	$	(18,396)
Unrealized gain on marketable securities		18		80
Unrealized foreign currency translation gain		152		207
Comprehensive loss	$	(31,560)	$	(18,109)

The accompanying notes are an integral part of these consolidated financial statements.

Genasys Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except par value and share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Par Value				
Balance as of September 30, 2022	36,611,240	$ 366	$ 108,551	$ (57,366)	$ (792)	$ 50,393
Share-based compensation expense	—	—	1,642	—	—	1,642
Issuance of common stock upon exercise of stock options, net	84,765	1	138	—	—	138
Issuance of common stock upon cashless exercise of stock options, net	278,712	3	300	(300)	—	—
Shares retained for payment of taxes in connection with cashless exercise of stock options	(74,606)	(1)	(207)	—	—	(207)
Issuance of common stock upon vesting of restricted stock units	253,012	2	—	—	—	—
Shares retained for payment of taxes in connection with net share settlement of restricted stock units	(11,616)	—	(45)	—	—	(45)
Release of obligation to issue commons stock	69,564	1	—	—	—	—
Accumulated other comprehensive income	—	—	—	—	287	287
Net loss	—	—	—	(18,396)	—	(18,396)
Balance as of September 30, 2023	37,211,071	$ 372	$ 110,379	$ (76,062)	$ (505)	$ 33,812
Share-based compensation expense	—	—	1,652	—	—	1,652
Issuance of common stock in business combination	1,303,912	14	3,265	—	—	3,265
Release of obligation to issue commons stock	69,564	1	—	—	—	—
Issuance of common stock upon cashless exercise of stock options, net	27,016	—	(43)	—	—	(43)
Issuance of common stock upon offering, net of issuance costs of $1,051	5,750,000	57	10,449	—	—	10,449
Issuance of common stock upon vesting of restricted stock units	276,313	2	—	—	—	—
Shares retained for payment of taxes in connection with net share settlement of restricted stock units	(6,846)	—	(12)	—	—	(12)
Accumulated other comprehensive income	—	—	—	—	170	170
Net loss	—	—	—	(31,730)	—	(31,730)
Balance as of September 30, 2024	44,631,030	$ 446	$ 125,690	$ (107,792)	$ (335)	$ 17,563

The accompanying notes are an integral part of these consolidated financial statements.

Genasys Inc.
Consolidated Statements of Cash Flows
(in thousands)

		Years ended September 30,		
		2024		**2023**
Operating Activities:				
Net loss	$	(31,730)	$	(18,396)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		2,929		2,558
Amortization of debt issuance costs		—		8
Warranty provision		(56)		31
Inventory obsolescence		4		295
Share-based compensation		1,652		1,642
Loss on change in fair value of warrants		3,515		—
Loss on change in fair value of Term Loan		435		—
Deferred income taxes		(525)		7,373
Loss on disposal of fixed asset		6		4
Amortization of operating lease right of use asset		794		772
Remeasurement of acquisition contingent consideration		(16)		—
Accretion of acquisition holdback liability		20		49
Accretion of investment of marketable securities		110		—
Changes in operating assets and liabilities, net of the effects from acquisition:				
Accounts receivable, net		2,819		827
Inventories, net		(816)		(788)
Prepaid expenses and other		(1,272)		1,671
Accounts payable		2,235		425
Accrued and other liabilities		442		(6,064)
Net cash used in by operating activities		(19,454)		(9,593)
Investing Activities:				
Purchases of marketable securities		(16,206)		(3,641)
Proceeds from maturities of marketable securities		9,403		9,418
Cash paid for acquisitions net of cash acquired		(908)		—
Cash paid for asset purchase holdback liability		(764)		—
Capital expenditures		(191)		(239)
Net cash (used in) provided by investing activities		(8,666)		5,538
Financing Activities:				
Proceeds from issuance of Term Loan and warrants, net of issuance cost		13,698		—
Proceeds from offering of common stock, net of issuance costs		10,449		—
Proceeds from exercise of stock options		—		138
Payment of contingent consideration		(219)		—
Shares retained for payment of taxes in connection with settlement of restricted stock units		(12)		(45)
Shares retained for payment of taxes in connection with the exercise of stock options		(43)		(207)
Net cash provided by (used in) financing activities		23,873		(114)
Effect of foreign exchange rate on cash		18		29
Net decrease in cash, cash equivalents, and restricted cash		(4,229)		(4,140)
Cash, cash equivalents and restricted cash, beginning of period		9,519		13,659
Cash, cash equivalents and restricted cash, end of period	$	5,290	$	9,519
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:				
Cash and cash equivalents	$	4,945	$	8,665
Restricted cash, current portion		95		758
Long-term restricted cash		250		96
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$	5,290	$	9,519

The accompanying notes are an integral part of these consolidated financial statements.

Genasys Inc.
Consolidated Statements of Cash Flows
(in thousands)

| | Years ended September 30, | | | |
	2024		2023	
Noncash investing and financing activities:				
Change in unrealized loss on marketable securities	$	18	$	71
Purchases of property and equipment included in accounts payable and accrued liabilities	$	21	$	—
Obligation to issue common stock in connection with the Amika Mobile asset purchase	$	—	$	(416)
Initial measurement of operating lease right of use assets	$	—	$	79
Initial measurement of operating lease liabilities	$	—	$	79
Shares surrendered from stock option exercises	$	—	$	300
Obligation to issue common stock in connection with the Evertel acquisition	$	(685)	$	—
Shares issued in connection with the Evertel acquisition	$	(1,924)	$	—
Settlement of contingent consideration in shares of common stock	$	(656)	$	—
Holdback liability payable in connection with the Evertel acquisition	$	(250)	$	—
Supplemental disclosure of cash flow information				
Cash paid for interest	$	603	$	—
Cash paid for taxes	$	52	$	—

The accompanying notes are an integral part of these consolidated financial statements.

Genasys Inc.
Notes to the Consolidated Financial Statements
(in thousands, except per share and share amounts)

1. OPERATIONS

Genasys Inc. is a global provider of Protective Communications solutions including its Genasys Protect software platform and Genasys Long Range Acoustical Devices ("LRAD"). The Company's unified platform receives information from a wide variety of sensors and Internet-of-Things (IoT) inputs to collect real-time information on developing and active emergency situations. The Company uses this information to create and disseminate alerts, warnings, notifications, and instructions through multiple channels before, during, and after public safety and enterprise threats, critical events, and other crisis situations.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Company has eight wholly owned subsidiaries, Genasys II Spain, S.A.U. ("Genasys Spain"), Genasys Communications Canada ULC ("Genasys Canada"), Genasys Singapore PTE Ltd, Genasys Puerto Rico, LLC, Zonehaven LLC, Evertel Technologies LLC, and Genasys Inc. (branch) in the United Arab Emirates and one currently inactive subsidiary, Genasys America de CV. The consolidated financial statements include the accounts of these subsidiaries after elimination of intercompany transactions and accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions (e.g., share-based compensation valuation, allowance for doubtful accounts for expected credit losses, fair value of term loan and warrant liabilities, contingent consideration, valuation of inventory, goodwill and intangible assets, warranty reserve, valuation of operating lease right of use assets and operating lease liabilities, accrued bonus and valuation allowance related to deferred tax assets) that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company sells its products to a large number of geographically diverse customers. The Company routinely assesses the financial strength of its customers. It is customary for the Company to require a deposit as collateral. As of September 30, 2024, accounts receivable from three customers accounted for 15%, 14% and 11% of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance. As of September 30, 2023, accounts receivable from three customers accounted for 22%, 10% and 10% of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance.

The Company maintains cash and cash equivalent bank deposit accounts which, at times, may exceed federally insured limits guaranteed by the Federal Deposit Insurance Corporation ("FDIC"). As of September 30, 2024, there are $627 of cash and cash equivalents retained in foreign banks. The Company has not experienced any losses in such accounts. The Company limits its exposure to credit loss by depositing its cash with high credit quality financial institutions. The Company also invests cash in instruments that meet high credit quality standards, as specified in the Company's policy guidelines such as money market funds, corporate bonds, municipal bonds and Certificates of Deposit. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument. It is generally the Company's policy to invest in instruments that have a final maturity of no longer than three years, with a portfolio weighted average maturity of no longer than 18 months.

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. As of September 30, 2024 and 2023, the amount of cash and cash equivalents was $4,945 and $8,665, respectively.

The Company considers any amounts pledged as collateral or otherwise restricted for use in current operations to be restricted cash. In addition, the Company excludes from cash and cash equivalents cash required to fund specific future contractual obligations related to business combinations. Restricted cash is classified as a current asset unless amounts are not expected to be released and available for use in operations within one year. As of September 30, 2024 and 2023, the amount of restricted cash was $345 and $854, respectively, which is included in "Restricted cash" and "Long-term restricted cash" in the consolidated balance sheet.

MARKETABLE SECURITIES

The Company's investments in debt instruments are classified as available-for-sale. Management determines the appropriate classification of such securities at the time of purchase and re-evaluates such classification and impairment on a quarterly basis. If the fair value of a debt security is less than its amortized cost, the Company evaluates whether the impairment is considered other-than-temporary. This assessment considers management's intent to sell the security, whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, and whether the present value of expected future cash flows is less than the amortized cost basis. If management intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery, the full impairment is recognized in earnings. If a credit loss exists but the Company does not intend to sell the security and it is not more likely than not that the security will be sold before recovery, the impairment is bifurcated into a credit loss component, recognized in earnings, and a noncredit loss component, recognized in other comprehensive income.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS FOR EXPECTED CREDIT LOSSES

The Company adopted Accounting Standards Update ("ASU") No. 2019-10, Financial Instruments – Credit Losses ("ASC 326"), as of October 1, 2023. This new standard adds to U.S. GAAP an impairment model, known as the current expected credit loss ("CECL") model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which is intended to result in the timelier recognition of losses. Under the CECL model, entities estimate credit losses over the entire contractual term from the date of initial recognition of the financial instrument. The standard only impacts the Company's trade receivables. The Company adopted the accounting standard as of October 1, 2023. There was no cumulative effect adjustment, and the adoption of this standard did not have a material impact on the consolidated financial statements or existing internal controls.

The Company maintains an allowance for doubtful accounts for expected credit losses primarily for estimated losses resulting from the inability or failure of individual customers to make required payments. The Company maintains an allowance under ASC 326, based on historical losses, changes in payment history, customer-specific information, current economic conditions, and reasonable and supportable forecasts of future economic conditions. The allowance under ASC 326 is updated as additional losses are incurred or information becomes available related to the customer or economic conditions.

The Company's allowance for doubtful accounts for expected credit losses was $65, as of both September 30, 2024 and 2023.

The Company writes off accounts receivable based on the age of the receivable and the facts and circumstances surrounding the customer and reasons for non-payment. Actual write-offs might differ from the recorded allowance. The Company's historical credit losses have not been significant due to this dispersion and the financial stability of the Company's customers. The Company considers its historical credit losses to be immaterial to its business and, therefore, has not provided all the disclosures otherwise required by the standard.

CONTRACT MANUFACTURERS

The Company employs contract manufacturers for production of certain components and sub-assemblies. The Company may provide parts and components to such parties from time to time but recognizes no revenue or markup on such transactions. During fiscal years 2024 and 2023, the Company performed assembly of products in-house using components and sub-assemblies from a variety of contract manufacturers and suppliers.

INVENTORIES

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the First-In, First-Out (FIFO) method. Inventory is comprised of raw materials, assemblies and finished products intended for sale. The Company periodically makes judgments and estimates regarding the future utility and carrying value of inventory. The carrying value of inventory is periodically reviewed and impairments, if any, are recognized when the expected net realizable value is less than carrying value. The Company has inventory reserves for estimated obsolescence or unmarketable inventory, which is equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. During the year ended September 30, 2024, the Company disposed of $284 of obsolete parts inventory that was included in the inventory reserve as of September 30, 2023. The Company then increased its inventory reserve by $288 during the year ended September 30, 2024, for parts and demo equipment that may not be utilized.

EQUIPMENT AND DEPRECIATION

Equipment is stated at cost. Depreciation on machinery and equipment and office furniture and equipment is computed over the estimated useful lives of two to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the estimated useful life of the lease or expected lease term. Upon retirement or disposition of equipment, the related cost and accumulated depreciation is removed, and a gain or loss is recorded.

BUSINESS COMBINATIONS

The acquisition method of accounting for business combinations requires the Company to use significant estimates and assumptions, including fair value estimates, as of the business combination date and to refine those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which the Company may adjust the provisional amounts recognized for a business combination).

Under the acquisition method of accounting the Company recognizes separately from goodwill the identifiable assets acquired, the liabilities assumed generally at the acquisition date fair value. The Company measures goodwill as of the acquisition date as the excess of consideration transferred, which the Company also measures at fair value, over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. Costs that the Company incurs to complete the business combination such as investment banking, legal and other professional fees are not considered part of consideration and the Company charges them to general and administrative expense as they are incurred.

Under the acquisition method of accounting for business combinations, if the Company identifies changes to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period and they relate to new information obtained about facts and circumstances that existed as of the acquisition date, those changes are considered a measurement period adjustment and the Company records the offset to goodwill. The Company records all other changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions in current period income tax expense.

GOODWILL AND INTANGIBLE ASSETS

Identifiable intangible assets, which consist of technology, customer relationships, patents, trade names and trademarks, are carried at cost less accumulated amortization. Intangible assets are amortized over their estimated useful lives, based on a number of assumptions including estimated periodic economic benefit and utilization. The estimated useful lives of identifiable intangible assets have been estimated to be between three and fifteen years. The Company periodically evaluates the carrying value of intangible assets, considering factors such as technological advancements, market trends, and the introduction of competing innovations. The carrying value of intangibles is periodically reviewed and impairments, if any, are recognized when the carrying value exceeds fair value.

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets acquired. The Company evaluates goodwill for impairment on an annual basis in our fiscal fourth quarter or more frequently if indicators of impairment exist that would more likely than not reduce the fair value of a single reporting unit below the carrying amount. The Company assesses qualitative factors in order to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount. The qualitative factors evaluated by the Company include: macro-economic conditions of the business environment, overall financial performance, and other entity specific factors as deemed appropriate. If, through this qualitative assessment, the conclusion is made that it is more likely than not that a reporting unit's fair value is less than its carrying amount, a two-step impairment test is performed. For reporting units where the Company performs the quantitative goodwill impairment test, an impairment loss is recorded to the extent that the reporting unit's carrying amount exceeds the reporting unit's fair value. The Company did not record a goodwill impairment charge for the year ended September 30, 2024 and 2023. Refer to Note 9, Goodwill and Intangible Assets for more information.

LEASES

In accordance with the guidance in ASC 842, the Company recognizes lease liabilities and corresponding right-of-use-assets for all leases with terms of greater than 12 months. Refer to Note 13, Leases for more information.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in cost of revenues. Shipping and handling costs invoiced to customers are included in revenue. Actual shipping and handling costs were $128 and $289 for the fiscal years ended September 30, 2024 and 2023, respectively. Actual revenues from shipping and handling were $187 and $392 for the fiscal years ended September 30, 2024 and 2023, respectively.

ADVERTISING

Advertising costs are charged to expense as incurred and were $454 and $512 for the years ended September 30, 2024 and 2023, respectively.

RESEARCH AND DEVELOPMENT COSTS

Technological feasibility for products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, the Company expenses all research and development costs as incurred.

WARRANTY RESERVES

The Company warrants its products to be free from defects in materials and workmanship for a period of one year from the date of purchase. The warranty is generally limited. The Company currently provides direct warranty service. Some agreements with OEM customers, from time to time, may require that certain quantities of product be made available for use as warranty replacements. International market warranties are generally similar to the U.S. market. The Company also sells extended warranty contracts and maintenance agreements.

The Company establishes a warranty reserve based on anticipated warranty claims at the time product revenues are recognized. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs and anticipated rates of warranty claims. The Company evaluates the adequacy of the provision for warranty costs each reporting period. The warranty reserve was $76 and $132 as of September 30, 2024 and 2023, respectively.

INCOME TAXES

The Company determines its income tax provision using the asset and liability method. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. A valuation allowance is recorded by the Company to the extent it is more likely than not that some portion or all of the deferred tax asset will not be realized. Significant management judgment is required in assessing the ability to realize the Company's deferred tax assets. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income and the tax rates in effect at that time. Additional information regarding income taxes appears in Note 14, Income Taxes.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and finite-lived intangibles held for use are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value of an intangible asset exceeds the fair value, or if changes in facts and circumstances indicate impairment, an impairment loss is measured and recognized using the asset's fair value. There was no impairment of long-lived assets for the years ended September 30, 2024 and September 30, 2023. Refer to Note 6, Fair Value Measurements and Note 9, Goodwill and Intangible Assets for additional information.

SEGMENT INFORMATION

The Company is a global provider of critical communications hardware and software solutions designed to alert, inform, and protect people. The Company operates in two business segments: Hardware and Software and its principal markets are North and South America, Europe, the Middle East and Asia. As reviewed by the Company's chief operating decision maker, the Company evaluates the performance of each segment based on sales and operating income. Cash and cash equivalents, marketable securities, accounts receivable, inventory, property and equipment, deferred tax assets, goodwill and intangible assets are primary assets identified by segment. The accounting policies for segment reporting are the same for the Company as a whole and transactions between the two operating segments are eliminated in consolidation. Refer to Note 19, Segment Information, for additional information.

NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share reflects the potential dilution of securities that could occur if outstanding securities convertible into common stock were exercised or converted. Diluted net loss per share is the same as the basic net loss per common share, since the effects of potentially dilutive securities are anti-dilutive due to the net loss position of all periods presented. Refer to Note 18, Net Loss Per Share, for additional information.

FOREIGN CURRENCY TRANSLATION

The Company's reporting currency is U.S. dollars. The functional currency of the Company is the U.S. dollar. The functional currency of Genasys Spain is the Euro and the functional currency of Genasys Canada is the Canadian dollar. The Company translates the assets and liabilities of Genasys Spain and Genasys Canada to the U.S. dollar at the exchange rates in effect on the balance sheet date. The Company translates the revenue, costs and expenses of Genasys Spain and Genasys Canada to the U.S. dollar at the average rates of exchange in effect during the period. The Company includes translation gains and losses in the stockholders' equity section of the Company's consolidated balance sheets in accumulated other comprehensive income or loss. Transactions undertaken in other currencies are translated using the exchange rate in effect as of the transaction date and any transaction exchange gains and losses resulting from these transactions, are included in the consolidated statements of operations. The translation gain for the period ending September 30, 2024 was $152 resulting from transactions between Genasys U.S. and Genasys Spain and Genasys Canada. For the year ended September 30, 2023, there was a translation gain of $207.

SHARE-BASED COMPENSATION

The Company recognized share-based compensation expense related to qualified and non-qualified stock options and restricted stock units (RSUs) issued to employees, directors and consultants. For stock options, compensation expense is measured at the grant date fair value and recognized over the requisite service period, typically the vesting period. The fair value is estimated using the Black-Scholes option-pricing model. For RSUs, compensation expense is measured based on the fair market value of the Company's common stock on the grant date and recognized over the vesting period. For RSUs with performance conditions, expense recognition is based on the probability of achieving the specified performance targets. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates or if the Company updates its estimated forfeiture rate. Refer to Note 16, Share-based Compensation, for additional information.

RECLASSIFICATIONS

Where necessary, the prior year's information has been reclassified to conform to the fiscal year 2024 statement presentation. These reclassifications had no effect on previously reported results of operations or accumulated deficit.

TERM LOAN

The Company determined that it is eligible for the fair value option ("FVO") election in connection with the Term Loan. The Term Loan meets the definition of a "recognized financial liability" which is an acceptable financial instrument eligible for the FVO under ASC 825-10-15-4 and do not meet the definition of any of the financial instruments found within ASC 825-10-15-5 that are not eligible for the FVO. The FVO election was made to enhance the relevance and transparency of information presented related to the features embedded in the Term Loan. At the date of issuance, the fair value of the Term Loan was estimated using a discounted cash flow method. Changes in the fair value of the Term Loan, other than changes associated with the Company's own credit risk, are recorded as gains or losses in other income/expense in the Company's condensed consolidated statements of operations and comprehensive loss in each reporting period. Changes in fair value attributable to the Company's own credit risk are recorded in other comprehensive income or loss in the Company's condensed consolidated statements of operations and comprehensive loss in each reporting period. There have been no such changes for the year ended September 30, 2024. Under the FVO, debt issuance costs are recorded in other expenses in the Company's condensed consolidated statements of operations and comprehensive loss. Refer to Note 12, Term Loan and Warrant Liabilities, for additional information.

WARRANTS

The warrants issued in conjunction with the Term Loan are classified as liabilities under ASC 815-40 due to not being indexed to the Company's stock. The warrants are measured at fair value using Monte Carlo simulation to capture the down-round provision in the warrant agreement. Changes in fair value of the warrants, are recorded as gains or losses in other income/expense in the Company's condensed consolidated statements of operations and comprehensive loss in each reporting period. Refer to Note 12, Term Loan and Warrant Liabilities, for additional information.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments*, which supersedes current guidance by requiring recognition of credit losses when it is probable that a loss has been incurred. The new standard requires the establishment of an allowance for doubtful accounts for expected credit losses on financial assets including trade and other receivables at each reporting date. The new standard will result in earlier recognition of allowances for losses on trade and other receivables and other contractual rights to receive cash. In November 2019, the FASB issued ASU No. 2019-10, *Financial Instruments – Credit Losses ("ASC 326"), Derivatives and Hedging ("ASC 815") and Leases ("ASC 842")*, which extended the effective date of ASC 326 for certain companies until fiscal years beginning after December 15, 2022. The new standard was effective for the Company beginning October 1, 2023. The adoption of this standard did not have a material effect on the Company's condensed consolidated financial statements. Refer to Note 2, Basis of Presentation and Significant Accounting Policies, for additional information.

Accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*" ("ASU 2023-07"). ASU 2023-07 expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, which means that it will be effective for the Company's annual periods beginning October 1, 2024, and interim periods beginning October 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact the updated standard will have on disclosures within the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*" ("ASU 2023-09"). ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as disaggregated information on income tax paid. The standard is effective for fiscal years beginning after December 15, 2024, which means it will be effective for the Company's fiscal years beginning October 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact the updated standard will have on disclosure within the consolidated financial statements.

4. BUSINESS COMBINATION

On October 4, 2023, the Company completed the acquisition of all of the membership interests in Evertel Technologies, LLC. ("Evertel"), pursuant to a Membership Interest Purchase Agreement ("Purchase Agreement") with Word Systems Operations, LLC ("Seller") and Evertel.

Evertel offers a secure and compliant mission-critical collaboration platform for the public safety market that connects public safety personnel, information, and tools in one space.

The Evertel acquisition was accounted for as a business combination using the acquisition method pursuant to ASC Topic 805. As the acquirer for accounting purposes, the Company has estimated the purchase consideration, assets acquired and liabilities assumed as of the acquisition date, with the excess of the purchase consideration over the fair value of net assets acquired recognized as goodwill. The estimated fair value of assets purchased, and liabilities assumed, in certain cases may be subject to revision based on the final determination of fair value.

The consideration consisted of the following:

Cash paid	$	923
Common stock issued		2,082
Contingent Consideration		890
Acquisition holdback liability		230
Common stock to be issued		527
Working capital adjustment		(15)
	$	4,637

The Company funded the cash portion of the total consideration with available cash on hand. The Company also issued 986,486 shares of the Company's common stock to the former owners of Evertel. The fair value of the Company's stock on the closing date was $1.95, resulting in the addition of $1,924 to additional-paid-in-capital. The contingent consideration liability is a current liability and recorded in the current portion of accrued liabilities. Under the terms of the Purchase Agreement, the Company recorded a $158 credit to additional-paid-in-capital and an addition to goodwill as this is consideration transferred to the former owners of Evertel during the second quarter of 2024, and the Company issued common stock to the former owners of Evertel and three key employees during the third quarter of 2024 to settle the obligation. The Company also recorded a holdback liability and an obligation to issue common stock as security for potential indemnification claims against the seller. The holdback liability and the common stock will be released twelve months from the closing date, subject to amounts withheld for actual, pending or potential claims. The holdback liability was recorded as a current liability at $230, which represented the fair value of the holdback liability as of the acquisition date. The fair value of the holdback liability has and will be adjusted each reporting period with the change in fair value recorded in the condensed consolidated statement of operations. The obligation to issue common stock was recorded as a credit to additional paid in capital for $527 on the acquisition date. During the second quarter of 2024, the Company and the former owners of Evertel, agreed on a working capital adjustment that resulted in a payment of $15 to the Company.

The Company incurred $151 in expenses related to this transaction. $39 of the expenses were incurred in the fourth quarter of fiscal year 2023, $12 in the first fiscal quarter of 2024, $62 in the second fiscal quarter of 2024, $18 in the third fiscal quarter of 2024, and $20 in the fourth fiscal quarter of 2024. The expense was recorded in selling, general and administrative expenses in the consolidated statement of operations.

The preliminary allocation of the purchase price as of the acquisition date is as follows:

Assets acquired		
Accounts receivable	$	142
Prepaid expenses		27
Intangible assets		2,550
Goodwill		2,923
Total Assets	$	5,642
Liabilities assumed		
Accrued commissions	$	10
Deferred revenue		470
Deferred tax liability		525
Total liabilities		1,005
Net assets acquired	$	4,637

The estimated fair value of identifiable intangible assets acquired and their estimated useful lives are as follows:

	Fair Value	Est.Useful Life (in years)
Developed technology	$ 2,290	7
Customer relationships	260	5
	$ 2,550	

Identifiable intangible assets consist of certain technology and customer relationships purchased from Evertel. Identifiable intangible assets are amortized over their estimated useful lives based upon several assumptions, including the estimated period of economic benefit and utilization. The weighted average amortization period for identifiable intangible assets acquired is 6.8 years. These intangible assets are classified as Level 3 in the ASC Topic 820 three-tier fair value hierarchy.

The goodwill for Evertel is attributable to combining the Company's existing emergency communications solutions with the software and software development capabilities of Evertel to enhance product offerings. Goodwill is also attributable to the skill level of the acquired workforce. The Company performed analysis on the transaction and refined its calculations as appropriate during the measurement period, which could affect the value of goodwill. Goodwill value was finalized on October 4, 2024, and was the same as September 30, 2024. Goodwill from the Evertel acquisition will not be deductible for tax purposes.

As of September 30, 2024, $874 of the contingent consideration was issued to the former owners of Evertel. The Company paid $219 in cash and issued 236,343 shares of common stock. During the period since acquisition, the contingent consideration decreased $16 due to remeasurement adjustments. As of September 30, 2024, no contingent consideration liability remained outstanding.

The Company has included the operating results of Evertel in continuing operations in its condensed consolidated financial statements since the acquisition date. $994 in net revenues and $717 in net loss of Evertel were included in the condensed consolidated financial statements for the year ended September 30, 2024.

5. REVENUE RECOGNITION

ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized:

1. Identify the contract(s) with customers
2. Identify the performance obligations
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when or as the performance obligations have been satisfied

ASC 606 requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services.

The Company derives its revenue from the sale of products to customers, contracts, software license fees, other services and freight. The Company sells its products through its direct sales force and through authorized resellers and system integrators. The Company recognizes revenue for goods including software when all the significant risks and rewards have been transferred to the customer, no continuing managerial involvement usually associated with ownership of the goods is retained, no effective control over the goods sold is retained, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transactions will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Software license revenue, maintenance and/or software development service fees may be bundled in one arrangement or may be sold separately.

Product revenue

Product revenue is recognized as a distinct single performance obligation when products are tendered to a carrier for delivery, which represents the point in time that the Company's customer obtains control of the products. A smaller portion of product revenue is recognized when the customer receives delivery of the products. A portion of products are sold through resellers and system integrators based on firm commitments from an end user, and as a result, resellers and system integrators carry little or no inventory. The Company's customers do not have a right to return product unless the product is found defective and therefore the Company's estimate for returns has historically been insignificant.

Perpetual licensed software

The sale and/or license of software products is deemed to have occurred when a customer either has taken possession of, or has the ability to take immediate possession of, the software and the software key. Perpetual software licenses can include one-year maintenance and support services. In addition, the Company sells maintenance services on a stand-alone basis and is therefore capable of determining their fair value. On this basis, the amount of the embedded maintenance is separated from the fee for the perpetual license and is recognized on a straight-line basis over the period to which the maintenance relates.

Time-based licensed software

The time-based license agreements include the use of a software license for a fixed term, generally one-year, and maintenance and support services during the same period. The Company does not sell time-based licenses without maintenance and support services and therefore revenues for the entire arrangements are recognized on a straight-line basis over the term.

Warranty, maintenance and services

The Company offers extended warranty, maintenance and other services. Extended warranty and maintenance contracts are offered with terms ranging from one to several years, which provide repair and maintenance services after expiration of the original one-year warranty term. Revenues from separately priced extended warranty and maintenance contracts are recognized based on time elapsed over the service period and classified as contract and other revenues. Revenue from other services such as training or installation is recognized when the service is completed.

Multiple performance obligations within an arrangement

The Company has entered into a number of multiple performance obligations within an arrangement, such as the sale of a product or perpetual software licenses that may include maintenance and support (included in price of perpetual licenses) and time-based software licenses (that include embedded maintenance and support, both of which may be sold with software development services, training, and other product sales). In some cases, the Company delivers software development services bundled with the sale of the software. In an arrangement with multiple performance obligations, the Company allocates the fair value of each element within the arrangement, including software and software-related services such as maintenance and support, using the known stand-alone selling price, or if unknown, an expected cost-plus margin approach to determine the stand-alone selling price. In general, elements in such arrangements are also sold on a stand-alone basis and stand-alone selling prices are observable.

Revenue is allocated to each deliverable based on the fair value of each individual element and is recognized when the revenue recognition criteria described above are met, except for time-based licenses which are not unbundled. When software development services are performed and are considered essential to the functionality of the software, the Company recognizes revenue from the software development services on a stage of completion basis, and the revenue from the software when the related development services have been completed.

The Company disaggregates revenue by reporting segment (Hardware and Software) and geographically to depict the nature of revenue in a manner consistent with its business operations and to be consistent with other communications and public filings. Refer to Note 19, Segment Information and Note 20, Major Customers, Suppliers and Related Information for additional details of revenues by reporting segment and disaggregation of revenue.

Variable Consideration

The transaction price may include variable consideration, such as rebates, discounts, and returns, estimated using the expected value or most likely amount method. These estimates are based on historical experience and contractual terms and are constrained to avoid significant revenue reversals. Adjustments are recognized when new information becomes available, and variable consideration is allocated to performance obligations as applicable.

Contract assets and liabilities

The Company enters into contracts to sell products and provide services and recognizes contract assets and liabilities that arise from these transactions. The Company recognizes revenue and corresponding accounts receivable according to ASC 606 and, at times, recognizes revenue in advance of the time when contracts give the Company the right to invoice a customer. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Subscription related commission costs are deferred and then amortized on a straight-line basis over the period of benefit. The Company may also receive consideration, per terms of a contract, from customers prior to transferring goods to the customer. The Company records customer deposits as a contract liability. Additionally, the Company may receive payments, most typically for service and warranty contracts, at the onset of the contract and before the services have been performed. In such instances, a deferred revenue liability is recorded. The Company recognizes these contract liabilities as revenue after all revenue recognition criteria are met. The table below reflects the balances of contract liabilities as of September 30, 2024 and September 30, 2023, including the change between the periods. As of September 30, 2024, contract asset balance is $150. There was no contract assets as of September 30, 2023. The current portion of contract liabilities and the noncurrent portion are included in "Accrued liabilities" and "Other liabilities, noncurrent", respectively, on the accompanying condensed consolidated balance sheets. Refer to Note 11, Accrued and Other Liabilities for additional details.

The Company's contract liabilities were as follows:

	Customer deposits	Deferred revenue	Total contract liabilities
Balance as of September 30, 2023	$ 766	$ 3,254	$ 4,020
New performance obligations	6,294	8,163	14,457
Recognition of revenue as a result of satisfying performance obligations	(5,454)	(7,411)	(12,865)
Effect of exchange rate on deferred revenue	—	6	6
Balance as of September 30, 2024	$ 1,606	$ 4,012	$ 5,618
Less: non-current portion	—	(369)	(369)
Current portion as of September 30, 2024	$ 1,606	$ 3,643	$ 5,249

Remaining Performance Obligations

Remaining performance obligations related to ASC 606 represent the aggregate transaction price allocated to performance obligations under an original contract with a term greater than one year which are fully or partially unsatisfied at the end of the period.

As of September 30, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $5,618. The Company expects to recognize revenue on approximately $5,249, or 93%, of the remaining performance obligations over the next 12 months, and the remainder is expected to be recognized thereafter.

Practical Expedients

In cases where the Company is responsible for shipping after the customer has obtained control of the goods, the Company has elected to treat these activities as fulfillment activities rather than as a separate performance obligation. Additionally, the Company has elected to capitalize the cost to obtain a contract only if the period of amortization would be longer than one year. The Company only gives consideration to whether a customer agreement has a financing component if the period of time between transfer of goods and services and customer payment is greater than one year. The Company also utilizes the "as invoiced" practical expedient in certain cases where performance obligations are satisfied over time and the invoiced amount corresponds directly with the value provided to the customer.

6. FAIR VALUE MEASUREMENTS

The Company's financial instruments consist principally of cash equivalents, short and long-term marketable securities. The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether or not the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Inputs are based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Inputs include quoted prices for similar assets or liabilities in active markets and/or quoted prices for identical or similar assets or liabilities in markets that are not active near the measurement date.

Level 3: Inputs include management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The fair value of the Company's cash equivalents and marketable securities were determined based on Level 1 and Level 2 inputs. The valuation techniques used to measure the fair value of the "Level 2" instruments were based on quoted market prices or model-driven valuations using significant inputs derived from or corroborated by observable market data. The valuation techniques used to measure the Term Loan debt and warrant liabilities were determined based on Level 3 inputs not observable in the market and significant to the instruments' valuations. Refer to Note 12, Term Loan and Warrant Liabilities, for additional information regarding the valuation techniques and significant inputs used.

Other than the Term Loan and the warrant liabilities, the Company did not have any financial instruments in the Level 3 category as of September 30, 2024. The Company did not have any financial instruments in the Level 3 category as of September 30, 2023. The Company believes that the recorded values of its other financial instruments approximate their current fair values because of their nature and respective relatively short maturity dates or durations. There have been no changes in Level 3 and no changes in valuation techniques for financial instruments measured at fair value on a recurring basis for the periods ended September 30, 2024 and September 30, 2023.

Instruments Measured at Fair Value on a Recurring Basis

Cash equivalents and marketable securities: The following tables present the Company's cash equivalents and marketable securities' costs, gross unrealized gains and losses, and fair value by major security type recorded as cash equivalents or short-term or long-term marketable securities as of September 30, 2024 and 2023. Unrealized gains and losses from the remeasurement of marketable securities are recorded in accumulated other comprehensive loss until recognized in earnings upon the sale or maturity of the security.

	Cost Basis	Unrealized Gain	Unrealized Loss	Fair Value	Cash Equivalents	Short-term Securities	Long-term Securities
					September 30, 2024		
Level 1:							
Money market funds	$ 301	$ —	$ —	$ 301	$ 301	$ —	$ —
Level 2:							
Certificates of deposit	401	—	—	401	152	—	249
U.S. government agency bonds	2,591	3	—	2,594		2,594	—
Municipal securities	2,127	2	—	2,129	—	2,129	—
Corporate bonds	3,219	3	—	3,222	—	3,222	—
Subtotal	8,338	8	—	8,346	152	7,945	249
Total	$ 8,639	$ 8	$ —	$ 8,647	$ 453	$ 7,945	$ 249

	September 30, 2023						
	Cost Basis	Unrealized Gain	Unrealized Loss	Fair Value	Cash Equivalents	Short-term Securities	Long-term Securities
Level 1:							
Money market funds	$ 2,307	$ —	$ —	$ 2,307	$ 2,307	$ —	$ —
Level 2:							
Certificates of deposit	301	—	—	301	—	301	—
Municipal securities	926	—	(7)	919	—	919	—
Corporate bonds	264	—	(3)	261	—	261	—
Subtotal	1,491	—	(10)	1,481	—	1,481	—
Total	$ 3,798	$ —	$ (10)	$ 3,788	$ 2,307	$ 1,481	$ —

The Company manages debt investments as a single portfolio of highly marketable securities that is intended to be available to meet current cash requirements. Historically, the gross unrealized losses related to the Company's portfolio of available-for-sale debt securities were immaterial, and primarily due to normal market fluctuations and not due to increased credit risk or other valuation concerns. There were no gross unrealized losses on available-for-sale debt securities as of September 30, 2024, and historically, such gross unrealized losses have been temporary in nature. The Company believes that it is probable the principal and interest will be collected in accordance with the contractual terms. The debt investment portfolio is reviewed at least quarterly, or when there are changes in credit risks or other potential valuation concerns, to identify and evaluate whether an allowance for doubtful accounts for expected credit losses or impairment would be necessary. Factors considered in determining whether a loss is temporary include the magnitude of the decline in market value, the length of time the market value has been below cost (or adjusted cost), credit quality, and the Company's ability and intent to hold the securities for a period of time sufficient to allow for any anticipated recovery in market value.

As of September 30, 2024, there were no unrealized loss positions related to available-for-sale debt securities. The following table summarizes the fair value and gross unrealized losses related to available-for-sale debt securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of September 30, 2023:

	As of September 30, 2023					
	In loss position < 12 months		In loss position > 12 months		Total in loss position	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Certificates of deposit	$ —	$ —	$ —	$ —	$ —	$ —
U.S. government agency bonds	—	—	—	—	—	—
Municipal securities	684	(2)	235	(5)	919	(7)
Corporate bonds	—	—	261	(3)	261	(3)
	$ 684	$ (2)	$ 496	$ (8)	$ 1,180	$ (10)

Instruments measured at Fair Value on a Non-Recurring Basis

Nonfinancial assets: Nonfinancial assets such as goodwill, other intangible assets, long-lived assets held and used, and right-of-use assets ("ROU assets") are measured at fair value when there is an indicator of impairment and recorded at fair value only when impairment is recognized or for a business combination.

Goodwill and intangible assets are recognized at fair value during the period in which an acquisition is completed, from updated estimates during the measurement period, or when they are considered to be impaired. These non-recurring fair value measurements, primarily for goodwill and intangible assets acquired, were based on Level 3 inputs. The Company estimates the fair value of long-lived assets on a non-recurring basis based on a market valuation approach, engaging independent valuation experts to assist in the determination of fair value. There were no goodwill impairment charge for the year ended September 30, 2024 and September 30, 2023.

The following table presents nonfinancial assets that were subject to fair value measurement during the twelve months ended September 30, 2024. Certain intangible assets, operating lease ROU assets and goodwill are subject to foreign currency translation adjustments.

| Carrying Value | Carrying Value | Fair Value Measurements at September 30, 2024 | | | |
		(Level 1)	(Level 2)	(Level 3)	Gain (Loss)
Intangible assets from Evertel acquisition	$ 2,550	$ —	$ —	$ 2,550	$ —
Goodwill from Evertel acquisition	$ 2,923	$ —	$ —	$ 2,923	$ —

The following table presents nonfinancial assets that were subject to fair value measurement during the twelve months ended September 30, 2023. There were no business combinations during the twelve months ended September 30, 2023. Certain intangible assets, operating lease ROU assets and goodwill are subject to foreign currency translation adjustments.

| Carrying Value | Carrying Value | Fair Value Measurements at September 30, 2023 | | | |
		(Level 1)	(Level 2)	(Level 3)	Gain (Loss)
Operating Lease ROU Asset	$ 79	$ —	$ —	$ 79	$ —

Contingent consideration liability: In connection with the Evertel acquisition, the Company recorded a liability related to future performance criteria. A payment of up to $1,050 is payable based on future performance. The Company engaged independent valuation experts to assist in determining the fair value of the contingent consideration. The contingent liability was recorded at the fair value at the acquisition date and subject to subsequent remeasurement adjustment if performance criteria were not achieved. The change in fair value was recorded in other income/expense in the accompanying consolidated statement of operations. The change in the carrying amount of the contingent liability is as follows:

Balance as of acquisition date	$ 890
Remeasurement adjustment	(16)
Payment	(874)
Balance as of September 30, 2024	$ —

The Company paid $219 in cash and issued 236,343 shares of common stock to the former owners of Evertel during the third quarter of 2024. As of September 30, 2024, there was no remaining contingent consideration liability.

Acquisition Holdback Liability: In connection with the Evertel acquisition, the Company recorded a holdback liability related to potential future misrepresentations and indemnifications against third-party claims. The holdback liability will be released twelve months from the closing date, subject to amounts withheld for actual, pending or potential claims. The holdback liability was recorded at the present value, which was the fair value at the acquisition date. The Company engaged independent valuation experts to assist in determining the present value of the holdback liability. The expected future payment was discounted using a rate representative of the Company's payment risk and credit rating. Accretion is recorded in each subsequent reporting period based on the discount factor used to arrive at the original fair value. This change in fair value is recorded in other income/expense in the accompanying consolidated statement of operations. The changes in the carrying amount of the holdback liability is as follows:

Balance as of acquisition date	$ 230
Accretion	20
Balance as of September 30, 2024	$ 250

7. INVENTORIES

Inventories consisted of the following:

	September 30, 2024		September 30, 2023	
Raw materials	$	5,442	$	5,086
Finished goods		1,377		1,029
Work in process		1,331		1,218
Inventories, gross		8,150		7,333
Reserve for obsolescence		(837)		(832)
Inventories, net	$	7,313	$	6,501

8. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	September 30, 2024		September 30, 2023	
Office furniture and equipment	$	1,697	$	1,582
Machinery and equipment		1,480		1,441
Leasehold improvements		2,312		2,302
Construction in progress		30		—
Property and equipment, gross		5,519		5,325
Accumulated depreciation		(4,228)		(3,774)
Property and equipment, net	$	1,291	$	1,551

	Years ended September 30, 2024		Years ended September 30, 2023	
Depreciation expense	$	451	$	450

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill is attributable to the acquisitions of Genasys Spain, Zonehaven, the Amika Mobile asset purchase, and Evertel, and is due to combining the integrated emergency critical communications, mass messaging solutions and software development capabilities with existing hardware products for enhanced offerings and the skill level of the acquired workforces. The Company periodically reviews goodwill for impairment in accordance with relevant accounting standards. As of September 30, 2024 and September 30, 2023, goodwill was $13,329 and $10,282, respectively. There were no impairments to goodwill during the years ended September 30, 2024 and September 30, 2023.

The changes in the carrying amount of goodwill by segment for the year ended September 30, 2024, were as follows:

	Hardware		Software		Total	
Balance as of September 30, 2023	$	—	$	10,282	$	10,282
Acquisition		—		2,923		2,923
Currency translation		—		124		124
Balance as of September 30, 2024	$	—	$	13,329	$	13,329

The changes in the carrying amount of intangible assets by segment for the year ended September 30, 2024, were as follows:

	Hardware		Software		Total	
Balance as of September 30, 2023	$	17	$	8,410	$	8,427
Acquisitions		—		2,550		2,550
Amortization		(3)		(2,475)		(2,478)
Currency translation		—		7		7
Balance as of September 30, 2024	$	14	$	8,492	$	8,506

Intangible assets and goodwill related to Genasys Spain are translated from Euro to U.S. dollars at the balance sheet date. The net impact of foreign currency exchange differences arising during the period related to goodwill and intangible assets was an increase of $131.

The Company's intangible assets consisted of the following:

| | September 30, | | | |
	2024		2023	
Technology	$	14,252	$	11,930
Customer relationships		2,081		1,790
Trade name portfolio		617		605
Patents		72		72
		17,022		14,397
Accumulated amortization		(8,516)		(5,970)
	$	8,506	$	8,427

| | Years ended September 30, | | | |
	2024		2023	
Amortization expense	$	2,478	$	2,108

Estimated amortization expense for the fiscal year ending September 30 was as the follows:

Fiscal year ending September 30,		
2025	$	2,358
2026		2,222
2027		2,048
2028		1,220
2029		329
Thereafter		329
Total estimated amortization expense	$	8,506

10. PREPAID EXPENSES AND OTHER

| | September 30, | | | |
	2024		2023	
Prepaid professional services	$	595	$	136
Prepaid commissions		540		417
Dues and subscriptions		516		261
Prepaid insurance		288		264
Trade shows and travel		116		150
Canadian goods and services and harmonized sales tax receivable		69		123
Deposits for inventory		4		301
Value-Added Tax and bank withholdings		225		133
Other		206		66
	$	2,559	$	1,851

Deposits for inventory

Deposits for inventory consisted of cash payments to vendors for inventory to be delivered in the future.

Prepaid insurance

Prepaid insurance consisted of premiums paid for health, commercial and corporate insurance. These premiums are amortized on a straight-line basis over the term of the agreements.

Dues and subscriptions

Dues and subscriptions consist of payments made in advance for software subscriptions and trade and professional organizations. These payments are amortized on a straight-line basis over the term of the agreements.

Prepaid professional services

Prepaid professional services consist of payments made in advance for services such as accounting and legal services.

Prepaid commissions

Prepaid commissions represented the current portion of sales commissions paid in connection with obtaining a contract with a customer. These costs are deferred and are amortized on a straight-line basis over the period of benefit, which is typically between three and five years. Amortization of prepaid commissions is included in selling, general and administrative expenses in the accompanying condensed consolidated statement of operations.

Trade shows and travel

Trade shows and travel consists of payments made in advance for trade show events.

Canadian goods and services and harmonized sales tax receivable

The goods and services tax and harmonized sales tax ("GST/HST") is a Canadian value-added tax that applies to many goods and services. Registrants may claim refundable tax credits for GST/HST incurred through filing periodic tax returns. This GST/HST receivable is a receivable from the Canadian Revenue Agency.

11. ACCRUED AND OTHER LIABILITIES

Accrued liabilities consisted of the following:

	September 30,			
	2024		**2023**	
Payroll and related	$	3,249	$	2,237
Deferred revenue		3,643		2,703
Customer deposits		1,606		766
Acquisition or asset purchase holdback liability		250		736
Short-term provision		155		—
Warranty reserve		76		132
Accrued contract costs		—		825
Other		51		67
Total	$	9,030	$	7,466

Payroll and related

Accrued payroll and related consisted primarily of accrued bonus, accrued vacation, accrued sales commissions and benefits.

Deferred revenue

Deferred revenue as of September 30, 2024, included prepayments from customers for services, including extended warranty, scheduled to be performed in the year ending September 30, 2025.

Customer deposits

Customer deposits represent amounts paid by customers as a down payment on hardware orders to be delivered during the year ending September 30, 2025.

Accrued contract costs

Accrued contract costs consist of accrued expenses for contracting a third-party service provider to fulfill repair and maintenance obligations required under a contract with a foreign military for units sold in the year ended September 30, 2011. Payments to the service provider will be made annually upon completion of each year of service. A new contract was signed with the customer in May 2019 to continue repair and maintenance services through May 2024. These services are being recorded in cost of revenues to correspond with the revenues for these services.

Warranty reserve

Details of the estimated warranty reserve were as follows:

	September 30,			
	2024		2023	
Beginning balance	$	132	$	159
Warranty provision		(35)		40
Warranty settlements		(21)		(67)
Ending balance	$	76	$	132

The Company establishes a warranty reserve based on anticipated warranty claims at the time product revenue is recognized. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs and anticipated rates of warranty claims. The Company evaluates the adequacy of the provision for warranty costs each reporting period and adjusts the accrued warranty liability to an amount equal to estimated warranty expense for products currently under warranty.

Asset purchase holdback liability

In connection with the Amika Mobile asset purchase, the Company recorded a holdback liability related to potential future adjustments to assets and liabilities, misrepresentations and indemnifications against third-party claims. Adjustments of up to CAD$1,000 (USD$736) will be deducted from the asset purchase holdback liability for up to three years from the closing date. The liability was recorded at fair value in the consolidated balance sheet as of September 30, 2023. The holdback was paid to the seller of the Amika Mobile assets on October 6, 2023.

Deferred extended warranty revenue

Deferred extended warranty revenue consists of warranties purchased in excess of the Company's standard warranty. Extended warranties typically range from one to two years.

12. TERM LOAN AND WARRANT LIABILITIES

On May 13, 2024, the Company entered into a term loan and security agreement, pursuant to which the Company received $14,700 in cash proceeds in exchange for a $15,000 term loan ("Term Loan") and the issuance of warrants to purchase up to 3,068,182 shares of the Company's common stock ("Warrants"). Because the Term Loan and Warrants were determined to be freestanding financial instruments both recorded subsequently at fair value, the proceeds received were allocated to each instrument on a relative fair value basis.

Term Loan

The principal of the Term Loan is $15,000 and is payable upon maturity on May 13, 2026. The Term Loan provides a two percent original issue discount to the lenders. The Company is required to make quarterly interest payments on the Term Loan. The Company may elect to pay quarterly interest on the Term Loan based on the three-month Secured Overnight Financing Rate ("SOFR") plus five percent (5%) in cash or the Company may elect to pay interest based on the three-month SOFR plus six percent (6%) with 50% paid in cash and the remainder paid by issuing shares of the Company's common stock. The Company may voluntarily redeem the Term Loan within one year of the issuance at 101% of the principal amount and after one year at par value. The Term Loan includes financial covenants and contains other customary affirmative and negative covenants and events of default. All obligations under the Term Loan are secured by substantially all of the Company's assets. As of September 30, 2024, the Company was in compliance with all financial and reporting covenants of the Term Loan.

The Company determined that the Term Loan was eligible for the FVO and accordingly elected the FVO for the Term Loan. This election was made because of operational efficiencies in valuing and reporting for the Term Loan instrument in its entirety at each reporting date. As a result of electing the FVO, the Term Loan was recorded at fair value with subsequent remeasurements at fair value each reporting period. The Company recognizes the resulting gain or loss related to changes to the fair value of the Term Loan on the condensed consolidated statements of operations within other income (expense). The change in fair value related to the accrued interest components of the Term Loan is also included within other income (expense) on the condensed consolidated statement of operations. Direct costs and fees related to the Term Loan were expensed as incurred within other income (expense) on the condensed consolidated statement of operations.

The Company utilized the discounted cash flow method with reliance on the Monte Carlo simulation model to determine the fair value of the Term Loan at issuance and subsequently at each reporting date. The fair value of the Term Loan was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The significant fair value assumption is the discount rate, which was 27.2% and 26.0% as of May 13, 2024 and September 30, 2024, respectively.

A summary of the changes in the fair value of the Term Loan Level 3 roll forward was as follows:

	Year Ended September 30, 2024	
Beginning Balance	$	—
Transfer in		11,575
Change in fair value related to non-credit risk in net income		435
Change in fair value related to credit risk in OCI		—
Fair value as of September 30, 2024	$	12,010

Warrant Liabilities

The Company issued Warrants to the lenders to purchase up to 3,068,182 shares of the Company's common stock at an initial exercise price of $2.53 per share, subject to certain adjustments. The Warrants are exercisable upon issuance through May 13, 2029 and may be exercised via cashless exercise.

The Warrants are recognized as liabilities in the condensed consolidated balance sheet and are subject to remeasurement at each balance sheet date from issuance. Any change in fair value is recognized in other income (expense) within the condensed consolidated statement of operations.

The Company utilized the Monte Carlo simulation model to determine the fair value of the warrant liabilities at issuance and subsequently at each reporting date. The fair value of the warrant liabilities is the present value of the warrant payoff at expiration; discounted at the risk-free rate. The fair value of the warrant liabilities was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The following is a summary of the fair value assumptions applied in determining the initial fair value and the subsequent fair value of the warrant liabilities as of each respective date:

	Year Ended September 30, 2024	
Beginning Balance	$	—
Transfer in		3,125
Change in fair value in net income		3,515
Fair value as of September 30, 2024	$	6,640

A summary of the changes in the fair value of the warrant liabilities Level 3 roll forward was as follows:

	May 13, 2024	September 30, 2024
Discount Rate	4.5%	3.6%
Volatility	55.0%	58.0%

13. LEASES

The Company determines if an arrangement is a lease at inception. The guidance in ASC 842 defines a lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. Operating lease ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. The Company's leases do not provide an implicit rate. The Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Additionally, the portfolio approach is used in determining the discount rate used to present value lease payments. The ROU asset includes any lease payments made and excludes lease incentives and initial direct costs incurred.

The Company is party to operating leases for office and production facilities and equipment under agreements that expire at various dates through 2028. The Company elected the package of practical expedients permitted under the new lease standard. In electing the practical expedient package, the Company is not required to reassess whether an existing or expired contract is or contains a lease, reassess the lease classification for expired or existing leases nor reassess the initial direct costs for leases that commenced before the adoption of ASC 842. The Company also elected the short-term lease exemption such that the new lease standard was applied to leases greater than one year in duration. Leases with an initial term of twelve months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

For leases beginning on or after October 1, 2019, lease components are accounted for separately from non-lease components for all asset classes. Certain of the Company's leases contain renewal provisions and escalating rental clauses and generally require the Company to pay utilities, insurance, taxes and other operating expenses. The renewal provisions of existing lease agreements were not included in the determination of the operating lease liabilities and the ROU assets. Variable payments such as excess usage fees on existing equipment leases were not included in the determination of the lease liabilities and the ROU assets as the achievement of the specified target that triggers the variable lease payment is not considered probable. In addition, the Company's facility lease in Spain has an escalating lease clause based on a consumer price index which is considered a variable lease payment and is not included in the determination of the lease liability and ROU asset. A 10% increase in the index would increase the total lease liability approximately $42. The Company's leases do not contain any residual value guarantees or material restrictive covenants.

During the year ended September 30, 2023, the Company added an additional operating ROU asset of $79 and operating lease liabilities of $79 for office space. The tables below show the operating ROU assets and liabilities as of September 30, 2023, and the balances as of September 30, 2024, including the changes during the periods.

	Operating lease ROU assets	
Operating lease ROU assets as of September 30, 2023	$	3,886
Less amortization of operating lease ROU assets		(794)
Effect of exchange rate on operating lease ROU assets		18
Operating lease ROU assets as of September 30, 2024	$	3,110

	Operating lease liabilities	
Operating lease liabilities as of September 30, 2023	$	5,291
Less lease principal payments on operating lease liabilities		(1,020)
Effect of exchange rate on operating lease liabilities		19
Operating lease liabilities as of September 30, 2024		4,290
Less non-current portion		(3,269)
Current portion as of September 30, 2024	$	1,021

As of September 30, 2024, the Company's operating leases have a weighted-average remaining lease term of 3.8 years and a weighted-average discount rate of 4.2%. The maturities of the operating lease liabilities were as follows:

Fiscal year ending September 30,		
2025	$	1,177
2026		1,201
2027		1,222
2028		1,047
2029		—
Thereafter		—
Total undiscounted operating lease payments		4,647
Less imputed interest		(357)
Present value of operating lease liabilities	$	4,290

For the years ended September 30, 2024 and September 30, 2023, total lease expense under operating leases was approximately $982 and $1,003, respectively. The Company recorded short-term lease expense of $25 and $19 for the year ended September 30, 2024 and September 30, 2023.

14. INCOME TAXES

Income taxes consisted of the following:

| | Years ended September 30, | |
	2024	2023
Current tax provision		
Federal	$ —	$ —
State	11	16
Foreign	109	11
Total current tax provision	120	27
Deferred provision		
Federal	(390)	6,266
State	(135)	1,107
Total deferred provision	(525)	7,373
Provision (benefit) for income taxes	$ (405)	$ 7,400

A reconciliation of income taxes at the federal statutory rate of 21% to the effective tax rate was as follows:

| | Years ended September 30, | |
	2024	2023
Income taxes computed at the federal statutory rate	$ (6,744)	$ (2,309)
Change in valuation allowance	3,466	10,376
Nondeductible compensation, interest expense and other	956	232
State income taxes, net of federal tax benefit	(334)	(605)
Change in R&D credit carryover	(379)	(433)
NOL expirations and other prior year true-ups	3,051	111
Foreign rate differential & foreign taxes	104	28
Tax impacts of Evertel acquisition accounting	(525)	—
	$ (405)	$ 7,400

The types of temporary differences between the tax basis of assets and liabilities and their approximate tax effects that give rise to a significant portion of the net deferred tax asset as of September 30, 2024 and 2023 were as follows:

| | September 30, | |
	2024	2023
Deferred tax assets		
Net operating loss carryforwards	$ 12,357	$ 10,665
Research and development credit	4,639	4,929
Share-based compensation	562	650
Patents	1,770	2,203
Accruals and other	2,227	2,071
Capitalized R&E expenses	3,893	1,916
Allowances	199	237
Gross deferred tax assets	25,647	22,671
Deferred tax liabilities		
Equipment	(216)	(274)
Operating ROU assets	(619)	(907)
Acquired intangible assets	(1,592)	(1,736)
Gross deferred tax liabilities	(2,427)	(2,917)
Less valuation allowance	23,220	19,754
Net deferred tax assets and liabilities	$ —	$ —

As of September 30, 2024, the Company had net deferred tax assets and liabilities of approximately $0 due to the establishment of a full valuation allowance against its net deferred tax assets. The deferred tax assets are primarily comprised of federal and state NOL carryforwards and federal and state research and development ("R&D") tax credit carryforwards offset by valuation allowance. As of September 30, 2024, the Company had federal and California NOL carryforwards of approximately $42,940 and $5,288, respectively. The federal NOLs if not utilized will expire from tax years September 30, 2025 through 2037, except for $16,489 which have an indefinite carryforward period. The California NOLs if not utilized will expire from tax years September 30, 2043 through 2044. The Company also has an estimated $2,887and $375 of federal and California R&D tax credits, respectively, as of September 30, 2024, where a portion of federal R&D tax credits will begin to expire next year. The California R&D tax credits do not expire.

The Company reviews its ability to realize its deferred tax assets on a quarterly basis. In doing so, management considers historical and projected taxable income of the Company, along with any tax planning strategies and any other positive or negative evidence. Realization is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards and other deferred assets. As of September 30, 2024, the Company does not believe that it is more likely than not that its deferred tax assets will be realized; accordingly, a full valuation allowance has been established and no deferred tax asset is shown in the accompanying balance sheet.

As of September 30, 2024, the Company had no unrecognized tax benefits. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, the annual use of the Company's net operating loss and R&D tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards. Due to the existence of the valuation allowance, any permanent limitations on the use of the Company's net operating loss and research and development credit carryforwards will not impact the Company's effective tax rate.

The Company is subject to taxation in the U.S. and various foreign jurisdictions. The Company's U.S. federal tax returns since September 30, 2004 are subject to examination by the Internal Revenue Service due to the generation of U.S. federal NOL and credit carryforwards. The Company's U.S. state returns are generally subject to examination for four years after the filing date.

15. COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company entered into an employment agreement with our chief executive officer that provides for severance benefits including twelve months' salary and health benefits, a pro-rata share of his annual cash bonus for the fiscal year in which the termination occurs to which he would have become entitled had he remained employed through the end of the fiscal year and vesting of a share of stock options held by him that are subject to performance-based vesting. The agreement also has a change in control clause whereby the chief executive officer would be entitled to receive specific severance and equity vesting benefits if specified termination events occur.

There were no other employment agreements with executive officers or other employees providing future benefits or severance arrangements.

Employee Benefit—401K Plan

The Company has a defined contribution plan (401(k)) covering its employees. Matching contributions are made on behalf of all participants at the discretion of the board of directors. During the years ended September 30, 2024 and September 30, 2023, the Company made matching contributions of $455 and $398, respectively.

Litigation

The Company may at times be involved in litigation in the ordinary course of business. The Company will, from time to time, when appropriate in management's estimation, record adequate reserves in the Company's financial statements for pending litigation.

Guarantees and Indemnifications

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, typically with business partners, contractors, customers and landlords and (ii) its agreements with investors. Under these arrangements, the Company may indemnify other parties such as business partners, customers, underwriters, and investors for certain losses suffered, claims of intellectual property infringement, negligence and intentional acts in the performance of services, and violations of laws including certain violations of securities laws. The Company's obligation to provide such indemnification in such circumstances would arise if, for example, a third party sued a customer for intellectual property infringement and the Company agreed to indemnify the customer against such claims. The Company is unable to estimate with any reasonable accuracy the liability that may be incurred pursuant to such indemnification obligations. Some of the factors that would affect this assessment include, but are not limited to, the nature of the claim asserted, the relative merits of the claim, the financial ability of the parties, the nature and amount of damages claimed, insurance coverage that the Company may have to cover such claims, and the willingness of the parties to reach settlement, if any. Because of the uncertainty surrounding these circumstances, the Company's indemnification obligations could range from immaterial to having a material adverse impact on its financial position and its ability to continue in the ordinary course of business. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements in the past, and the Company had no liabilities recorded for these agreements as of September 30, 2024 and 2023.

Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. All directors and officers have executed indemnification agreements. The term of the indemnification period is for the officer or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a director and officers' liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company does not believe that a material loss exposure related to these agreements is either probable or can be reasonably estimated. Accordingly, the Company has no liability recorded for these agreements as of September 30, 2024 and 2023.

16. SHARE-BASED COMPENSATION

The Amended and Restated 2015 Equity Incentive Plan ("2015 Equity Plan") was adopted by the Company's Board of Directors on December 6, 2016, and approved by the Company's stockholders on March 14, 2017. The 2015 Equity Plan was amended by the Company's Board of Directors on December 8, 2020, to increase the number of shares authorized for issuance from 5,000,000 to 10,000,000. On March 16, 2021, the Company's stockholders approved the plan amendment. The 2015 Equity Plan authorizes the issuance of stock options, restricted stock, stock appreciation rights, restricted stock units ("RSUs") and performance awards, to an aggregate of 10,000,000 new shares of common stock to employees, directors, advisors or consultants. As of September 30, 2024, there were options and restricted stock units outstanding covering 3,983,799 shares of common stock under the 2015 Equity Plan, and 1,952,840 shares of common stock available for grant, for a total of 5,936,639 shares of common stock authorized and unissued under the plan.

Share-based compensation

The Company's stock options have various restrictions that reduce option value, including vesting provisions and restrictions on transfer and hedging, among others, and are often exercised prior to their contractual maturity. Share-based compensation is accounted for in accordance with *ASC Topic 718: Compensation - Stock Compensation*. Total compensation expense for all share-based awards is based on the estimated fair market value of the equity instrument issued on the grant date. For share-based awards that vest based solely on a service condition, compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. For share-based awards that vest based on a market condition, compensation expense is recognized on a straight-line basis over the requisite service period of each separately vesting tranche. For share-based awards that vest based on a performance condition, compensation expense is recognized for the number of awards that are expected to vest based on the probable outcome of the performance condition. Compensation cost for these awards will be adjusted to reflect the number of awards that ultimately vest.

Stock Options

A summary of the activity in options to purchase the common stock of the Company as of September 30, 2024, is presented below:

	Number of Shares	Weighted Average Exercise Price	
Outstanding September 30, 2023	2,904,522	$	3.19
Granted	1,402,250	$	2.04
Forfeited/expired	(511,032)	$	2.86
Exercised	(100,000)	$	1.76
Outstanding September 30, 2024	3,695,740	$	2.84
Exercisable September 30, 2024	1,192,593	$	3.58

The aggregate intrinsic value for options outstanding and options exercisable as of September 30, 2024 was $3,085 and $365, respectively. The aggregate intrinsic value represents the difference between the Company's closing stock price on the last day of trading during the year, which was $3.56 per share, and the exercise price multiplied by the number of applicable options. The total value of stock options exercised during the year ended September 30, 2024, was $300 and no proceeds received from these exercises. The total value of stock options exercised during the year ended September 30, 2023, was $2,980 and proceeds from these exercises was $138. The Company recognized $124 and $815 as a tax benefit in the income tax provision for the years ended September 30, 2024 and 2023, respectively.

The following table summarizes information about stock options outstanding as of September 30, 2024:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price	
$1.70 - $2.68	920,250	6.18	$	1.83	26,209	$	2.67
$2.69 - $2.69	1,000,000	5.02	$	2.69	100,000	$	2.69
$2.70 - $3.30	930,125	6.09	$	2.99	270,708	$	2.94
$3.39 - $6.87	845,365	1.94	$	3.96	795,676	$	3.94
	3,695,740	4.88	$	2.84	1,192,593	$	3.58

The Company recorded $626 and $656 of stock option compensation expense for employees, directors and consultants for the years ended September 30, 2024 and 2023, respectively.

As of September 30, 2024, there was approximately $1,946 of total unrecognized compensation costs related to outstanding stock options. This amount is expected to be recognized over a weighted average period of 1.8 years. To the extent the forfeiture rate is different from what the Company anticipated, share-based compensation related to these awards will be different from the Company's expectations.

Stock options that do not contain market-based vesting conditions are valued using the Black-Scholes option pricing model. The weighted average estimated fair value of employee stock options granted, that vest without a market condition, during the years ended September 30, 2024 and 2023, was calculated with the following weighted average assumptions (annualized percentages):

	Years ended September 30,	
	2024	2023
Volatility	58.0%	52.4%
Risk-free interest rate	4.2%	4.0%
Dividend yield	0.0%	0.0%
Expected term in years	4.2	5.8

Expected volatility is based on the historical volatility of the Company's common stock over the period commensurate with the expected term of the options. The risk-free interest rate is based on rates published by the Federal Reserve Board. The contractual term of the options was seven years. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla". The expected forfeiture rate is based on past experience and employee retention data. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. Such revision adjustments to expense will be recorded as a cumulative adjustment in the period in which the estimate is changed. The Company did not pay a dividend in fiscal 2024 or fiscal 2023.

For stock options that contain market-based vesting conditions, the fair value of these options was determined using a Monte Carlo valuation approach. A Monte Carlo simulation is used to model the probability of different outcomes in a process that cannot easily be predicted due to the intervention of random variables. It is a technique used to understand the impact of risk and uncertainty and establishes a fair value based on the most likely outcome.

Performance-Based Stock Options

On October 8, 2022, the Company awarded additional performance-based stock options to purchase 800,000 shares of the Company's common stock to a key executive, with a contractual term of seven years. Vesting is based upon the achievement of certain performance criteria for each of fiscal 2025 and 2026 including a minimum free cash flow margin and net revenue targets.

Additionally, vesting is subject to the executive being employed by the Company at the time the Company achieves such financial targets. The Company did not record compensation expense related to these options for the year ended September 30, 2024 and 2023.

On March 20, 2023, the Company granted PVOs to purchase up to 450,000 shares of the Company's stock to a key member of management with a contractual term of seven years. Vesting is based upon the achievement of certain performance criteria for each of the first three twelve-month periods following the employee's start date, including targets related to growth in the institutional ownership of the Company's common stock and growth in the trading volume of the Company's common stock during such periods. Additionally, vesting is subject to the employee being employed by the Company on each of the first three anniversaries of the employee's start date. 225,000 of these options contain a market-based vesting condition and accounting principles do not require the market condition to be achieved in order for compensation expense to be recognized. The Company recorded $130 of compensation expense related to these options during the year ended September 30, 2024. The Company recorded $7 of compensation expense related to these options during the year ended September 30, 2023.

The Company did not grant any performance-based stock options during the year ended September 30, 2024. As of September 30, 2024, there was no unrecognized compensation related to PVOs.

Restricted Stock Units

On March 14, 2023, each non-employee member of the Board of Directors received a grant of 30,000 RSUs that will vest on the first anniversary of the grant date. These RSUs were granted at a market value of $417 and have and will be expensed on a straight-line basis through the March 14, 2024, vest date. On February 14, 2023, 145,600 RSUs were granted to employees that will vest over three years on the anniversary date of the grant. These RSUs were issued at a market value of $582, which have and will be expensed on a straight-line basis over the three-year life of the grants. On March 20, 2023, 20,000 RSUs were granted to an employee with immediate vesting. These were issued at a market value of $66 and were expensed immediately. On November 1, 2023, 10,000 RSUs were granted to a non-employee advisor that vested on the first anniversary of the grant date. These were issued at a market value of $17, which have and will be expensed on a straight-line basis though the November 1, 2024, vest date.

On March 14, 2024, each non-employee member of the Board of Directors received a grant of 30,000 RSUs that will vest on the first anniversary of the grant date. These RSUs were granted at a market value of $215 and have and will be expensed on a straight-line basis through the March 14, 2025 vest date. On June 3, 2024, each of the two new non-employee members of the Board of Directors received a grant of 23,654 RSUs that will vest on March 14, 2025. These were issued at a market value of $91 and have and will be expensed on a straight-line basis through the March 14, 2025 vest date. On July 10, 2024, one new non-employee member of the Board of Director received a grant of 20,000 RSUs that will vest on March 14, 2025. These were issued at a market value of $50 and have and will be expensed on a straight-line basis through March 14, 2025.

A summary of restricted stock units of the Company as of September 30, 2024, is presented below:

`	Number of Shares	Weighted Average Grant Date Fair Value	
Outstanding September 30, 2023	379,597	$	3.99
Granted	331,019	$	2.10
Vested	(355,024)	$	3.53
Forfeited/cancelled	(67,533)	$	2.04
Outstanding September 30, 2024	288,059	$	2.78

Compensation expense for RSUs was $896 for the year ended September 30, 2024. Compensation expense for RSUs was $986 for the year ended September 30, 2023. As of September 30, 2024, there was approximately $504 of total unrecognized compensation costs related to outstanding RSUs. This amount is expected to be recognized over a weighted average period of 0.8 years.

The Company recorded share-based compensation expense for restricted stock units and stock options are classified in the consolidated statements of operations as follows:

	Years ended September 30,			
	2024		2023	
Cost of revenues	$	67	$	111
Selling, general and administrative		1,378		1,428
Research and development		207		103
	$	1,652	$	1,642

17. STOCKHOLDERS' EQUITY

Common Stock Activity

On March 18, 2021, the Company filed an amendment to its Certificate of Incorporation, as amended, with the Secretary of State of Delaware to increase the authorized number of shares of common stock of the Company from 50,000,000 to 100,000,000 shares (the "Amended Certificate"). The Amended Certificate was approved by the Company's stockholders at the Company's Annual Meeting of Stockholders on March 16, 2021.

During the year ended September 30, 2024, 100,000 non-qualified stock options were exercised in net share settlement transactions, 58,667 shares were used as consideration for the exercise of these options and 14,317 shares were retained for taxes associated with these option exercises, resulting in 27,016 shares being issued. All shares of common stock surrendered for options exercises have been retired.

During the year ended September 30, 2023, the Company issued 84,765 shares of common stock and obtained gross proceeds of $138 in connection with the exercise of stock options. During the year ended September 30, 2023, 816,747 non-qualified stock options were exercised in net share settlement transactions. 579,300 shares were used as consideration for the exercise of these options and 74,606 shares were retained for taxes associated with these option exercises, resulting in 162,841 shares being issued. Also, during the year ended September 30, 2023, an employee used 109,488 shares of common stock as consideration for the exercise of 150,753 incentive stock options. All shares of common stock surrendered for options exercises have been retired.

On October 4, 2023, the Company completed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $2.00 per share of common stock. The Company received gross proceeds of approximately $11,500 from the offering, before underwriting discounts and commissions and offering expenses of $1,051. The Company intends to use the net proceeds from this offering for general corporate purposes, including funding organic growth, working capital, capital expenditures, and continued research and development with respect to products and technologies, as well as costs related to post-closing integration with the Evertel business and research and development activities related to the integrated business.

In connection with the Evertel acquisition, the Company issued 986,486 shares of common stock to the former owners of Evertel. The fair value of the Company's stock on the closing date was $1.95 which resulted in the addition of $1,924 to additional-paid-in-capital. The Company also issued 236,343 shares of common stock to the former owners of Evertel, in connection with the settlement of a portion of the contingent consideration liability. This resulted in the addition of $656 to additional-paid-in-capital.

Under the terms of the Purchase Agreement, the Company recorded an obligation to issue 81,083 shares of common stock to the former owners of Evertel and three key employees during the three months ended June 30, 2024, resulting in an addition of $158 to additional-paid-in-capital. Also, in connection with the Evertel acquisition, the Company agreed to issue 270,271 shares of the Company's common stock to the seller of Evertel twelve months from the closing date. The fair value of the Company's common stock on the closing date was $1.95, resulting in the addition of $527 to additional paid-in-capital. These shares were issued on October 4, 2024.

In connection with the Amika Mobile asset purchase, the Company also agreed to issue 191,267 shares of the Company's common stock to the seller of the Amika Mobile assets on each of the first, second and third anniversaries of the closing date. The total number of shares of common stock the Company is obligated to issue is 573,801. The fair value of the Company's common stock on the closing date was $5.98, resulting in the addition of $3,431 to additional paid-in-capital. During the year ended September 30, 2021, the Company accelerated the issuance of 365,109 of such shares of common stock to the seller of the Amika Mobile assets. During the year ended September 30, 2023, the Company issued 69,564 shares of common stock to the seller of the Amika Mobile assets. During the year ended September 30, 2024, the Company issued the final 69,564 shares to the former owners of the Amika Mobile assets.

Preferred Stock

The Company is authorized under its certificate of incorporation and bylaws to issue 5,000,000 shares of preferred stock, $0.00001 par value, without any further action by the stockholders. The board of directors has the authority to divide any and all shares of preferred stock into series and to fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuance of preferred stock by the board of directors could result in such shares having dividend and or liquidation preferences senior to the rights of the holders of common stock and could dilute the voting rights of the holders of common stock.

No shares of preferred stock were outstanding as of September 30, 2024 or 2023.

Share Buyback Program

In December 2022, the Board of Directors extended the Company's share buyback program through December 31, 2024. Under the program, the Company was authorized to repurchase up to $5,000 of its outstanding common shares.

There were no shares repurchased during the year ended September 30, 2024 and 2023. As of September 30, 2024, all repurchased shares were retired.

Dividends

There were no dividends declared in the year ended September 30, 2024 and 2023.

18. NET LOSS PER SHARE

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period increased to include the number of dilutive potential common shares outstanding during the period. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method, which assumes that the proceeds from the exercise of the outstanding options are used to repurchase common stock at market value. Under the treasury stock method, an increase in the fair market value of the Company's common stock can result in a greater dilutive effect from potentially dilutive securities. If the Company has losses for the period, the inclusion of potential common stock instruments outstanding would be anti-dilutive. In addition, under the treasury stock method, the inclusion of stock options with an exercise price greater than the per-share market value would be antidilutive. Potential common shares that would be antidilutive are excluded from the calculation of diluted income per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended September 30,	
	2024	2023
Net loss	$ (31,730)	$ (18,396)
Basic and diluted loss per share	$ (0.72)	$ (0.50)
Weighted average shares outstanding - basic	44,316,865	36,939,335
Weighted average shares outstanding - diluted	44,316,865	36,939,335
Potentially dilutive securities outstanding at period end excluded from diluted computation as the inclusion would have been antidilutive:		
Options	3,695,740	2,904,522
RSU	288,059	385,429
Obligation to issue common stock	270,271	69,564
Warrants	3,068,182	—
Total	7,322,252	3,359,515

19. SEGMENT INFORMATION

The Company is engaged in the design, development and commercialization of critical communications hardware and software solutions designed to alert, inform, and protect. The Company operates in two business segments: Hardware and Software and its principal markets are North and South America, Europe, the Middle East and Asia. As reviewed by the Company's chief operating decision maker, the Company evaluates the performance of each segment based on sales and operating income. Cash and cash equivalents, marketable securities, accounts receivable, inventory, property and equipment, deferred tax assets, goodwill and intangible assets are primary assets identified by segment. The accounting policies for segment reporting are the same for the Company as a whole and transactions between the two operating segments are not material.

The following table presents the Company's segment disclosures:

		Years ended September 30,		
		2024		2023
Revenue				
Hardware	$	16,668	$	42,864
Software		7,340		3,799
	$	24,008	$	46,663
Intersegment revenues				
Hardware	$	-	$	-
Software		5,451		4,803
	$	5,451	$	4,803
Segment operating loss				
Hardware	$	(11,818)	$	3,240
Software		(14,898)		(14,226)
	$	(26,716)	$	(10,986)
Other expenses:				
Depreciation and amortization expense				
Hardware	$	394	$	398
Software		2,535		2,160
	$	2,929	$	2,558
Income tax expense (benefit)				
Hardware	$	58	$	7,425
Software		(463)		(25)
	$	(405)	$	7,400

		Years ended September 30,		
		2024		2023
Long-lived assets				
Hardware	$	1,203	$	1,427
Software		8,594		8,551
	$	9,797	$	9,978
Total assets				
Hardware	$	30,216	$	28,878
Software		23,720		21,027
	$	53,936	$	49,905

20. MAJOR CUSTOMERS, SUPPLIERS AND RELATED INFORMATION

Major Customers

For the fiscal year ended September 30, 2024, revenues from one customer accounted for 18% of total revenues with no other single customer accounting for more than 10% of total revenues. For the fiscal year ended September 30, 2023, revenues from one customer accounted for 54% of total revenues with no other single customer accounting for more than 10% of total revenues. As of September 30, 2024, accounts receivable from three customers accounted for 15%, 14% and 11% of total accounts receivable. As of September 30, 2023, accounts receivable from three customers accounted for 22%, 10%, and 10% of total accounts receivable.

Revenue from customers in the United States was $16,888 for the year ended September 30, 2024. Revenue from customers in the United States was $36,286 for the year ended September 30, 2023.

The following table summarizes revenues by geographic region. Revenues are attributed to countries based on customer's delivery location.

| | Years ended September 30, | |
	2024	2023
Americas	$ 17,336	$ 39,273
Asia Pacific	1,265	4,117
Europe, Middle East and Africa	5,407	3,273
Total Revenues	$ 24,008	$ 46,663

The following table summarized long lived assets by geographic region.

| | September 30, | |
	2024	2023
United States	$ 9,644	$ 9,624
Americas (excluding the United States)	—	7
Europe, Middle East and Africa	153	347
Total long lived assets	$ 9,797	$ 9,978

Suppliers

The Company has a large number of components and sub-assemblies produced by outside suppliers, some of which are sourced from a single supplier, which can magnify the risk of shortages and decrease the Company's ability to negotiate with suppliers on the basis of price. In particular, the Company depends on one supplier of compression drivers for its LRAD products. If supplier shortages occur, or quality problems arise, then production schedules could be significantly delayed or costs significantly increased, which could in turn have a material adverse effect on the Company's financial condition, results of operation and cash flows.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENASYS INC.
December 13, 2024

By: _____ /s/ Richard S. Danforth _____
Richard S. Danforth
Chief Executive Officer

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Richard S. Danforth, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant in the capacities and on the dates indicated.

Date: December 13, 2024   By _____ /s/ Richard S. Danforth _____
Richard S. Danforth, Chief Executive Officer
(Principal Executive Officer)

Date: December 13, 2024   By _____ /s/ Dennis D. Klahn _____
Dennis D. Klahn, Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: December 13, 2024   By _____ /s/ Mark Culhane _____
Mark Culhane
Director

Date: December 13, 2024   By _____ /s/ Bill Dodd _____
Bill Dodd
Director

Date: December 13, 2024   By _____ /s/ Craig Fugate _____
Craig Fugate
Director

Date: December 13, 2024   By _____ /s/ Richard H. Osgood III _____
Richard H. Osgood III
Director

Date: December 13, 2024   By _____ /s/ Susan Lee Schmeiser _____
Susan Lee Schmeiser
Director